

Franco Nevada

The GOLD Investment that WORKS



2025 | ANNUAL REPORT

Hoyle Pond, Timmins, Ontario | Image Courtesy of the ROM (Royal Ontario Museum), Toronto, Canada. ©ROM



News Release

Toronto, March 10, 2026
(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record 2025 Results

Strong Finish to the Year

2025 was a record-breaking year for Franco-Nevada driven by higher precious metal prices and growing production. “We achieved the top end of our revised 2025 GEO guidance range thanks to a strong fourth quarter”, stated Paul Brink, CEO. “The record increase in our annual cash flow allowed us to announce a 16% dividend increase in January this year. 2025 joined 2024 as two of our best-ever years for capital deployment. That success has continued post year-end and we have announced four further attractive acquisitions, all of which add additional optionality and create real value for shareholders rather than simply adding scale. Our 2026 guidance and the five-year outlook point to a strong growth foundation and the tremendous amount of exploration capital expected to be spent by operators on projects in our deep royalty portfolio is set to provide powerful additional organic growth. A restart of Cobre Panamá would add significant further growth, and the Panamanian Government's willingness to approve the processing of stockpiles is a positive step in that direction. With the industry’s largest portfolio of gold royalties, no debt and $3.1 billion in available capital we are uniquely positioned to continue to create shareholder value.”

Financial Highlights – Q4 2025 compared to Q4 2024

- $597.3 million in revenue *(a new record)*, +86%
- 141,656 GEOs[1] sold, +18%
- 129,690 Net GEOs[1] sold, +21%
- $426.5 million in operating cash flow, +76%
- $541.2 million in Adjusted EBITDA[2] or $2.81/share *(new records)*, +95%
- $367.7 million in net income or $1.91/share *(new records)*, +110%
- $356.2 million in Adjusted Net Income[2] or $1.85/share *(new records)*, +94%

Financial Highlights – 2025 compared to 2024

- $1,822.8 million in revenue *(a new record)*, +64%
- 519,106 GEOs sold (including 11,208 GEOs from Cobre Panamá), +12%
- 469,819 Net GEOs sold, +15%
- $1,493.7 million in operating cash flow *(a new record)*, +80%
- $1,656.1 million in Adjusted EBITDA or $8.59/share *(new records)*, +74%
- $1,112.1 million in net income or $5.77/share *(new records)*, +101%
- $1,075.2 million in Adjusted Net Income or $5.58/share *(new records)*, +74%

GEOs Sold and Revenue

Quarterly GEOs sold and revenue by commodity	Q4 2025		Q4 2024	
	GEOs Sold #	Revenue (in millions)	GEOs Sold #	Revenue (in millions)
Precious Metals				
Gold	101,140	$ 422.3	79,532	$ 211.6
Silver	24,078	102.4	13,689	36.2
PGM	2,741	12.8	2,344	6.5
	127,959	$ 537.5	95,565	$ 254.3
Diversified				
Iron ore	2,175	$ 9.0	4,330	$ 11.6
Other mining assets	589	2.4	332	0.8
Oil	6,254	22.9	14,317	34.0
Gas	3,217	16.8	3,700	12.6
NGL	1,462	4.2	1,819	5.3
	13,697	$ 55.3	24,498	$ 64.3
GEOs and revenue from royalty, stream and working interests	141,656	$ 592.8	120,063	$ 318.6
Interest revenue and other interest income	–	$ 4.5	–	$ 2.4
Total GEOs and revenue	141,656	$ 597.3	120,063	$ 321.0

Annual GEOs sold and revenue by commodity	2025		2024	
	GEOs Sold #	Revenue (in millions)	GEOs Sold #	Revenue (in millions)
Precious Metals				
Gold	366,265	$ 1,275.8	295,193	$ 706.9
Silver	63,697	235.6	48,489	117.8
PGM	10,178	37.3	11,628	28.3
	440,140	$ 1,548.7	355,310	$ 853.0
Diversified				
Iron ore	12,711	$ 43.7	22,314	$ 50.5
Other mining assets	3,804	12.4	3,555	8.2
Oil	39,665	118.8	59,030	128.6
Gas	15,294	65.4	15,147	44.1
NGL	7,492	19.6	7,978	20.3
	78,966	$ 259.9	108,024	$ 251.7
GEOs and revenue from royalty, stream and working interests	519,106	$ 1,808.6	463,334	$ 1,104.7
Interest revenue and other interest income	–	$ 14.2	–	$ 8.9
Total GEOs and revenue	519,106	$ 1,822.8	463,334	$ 1,113.6

In Q4 2025, we recognized revenue of $597.3 million, an increase of 86% from Q4 2024, and sold 141,656 GEOs, an increase of 18% from Q4 2024. We benefited from record gold and silver prices during the quarter, strong production from Antamina and South Arturo, and contributions from Precious Metal assets which were acquired or commenced production over the past year. Revenue from our Diversified assets was lower than in Q4 2024, due to lower oil prices. The outperformance of the gold price relative to our other commodities also resulted in a reduction in GEOs reported from our Diversified assets.

Precious Metal assets accounted for 90% of our revenue in Q4 2025 (71% gold, 17% silver, and 2% PGM). Revenue was sourced 89% from the Americas (44% South America, 21% Canada, 15% U.S. and 9% Central America & Mexico).

Portfolio Additions

- ***Acquisition of Royalty Portfolio from Victoria Gold Corp. – Canada and U.S.:***
  Subsequent to year-end, on February 24, 2026, we agreed to acquire a portfolio of six royalties previously held by Victoria Gold Corp. for total cash consideration of C$55 million (approximately $40.1 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buydown at the operator's election) on Banyan Gold Corp.'s AurMac property and a 1.0% NSR on Banyan Gold's Hyland property both in the Yukon. The portfolio also includes a milestone payment royalty on i-80 Gold Corp.'s Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon. Closing of the transaction is expected to occur in H1 2026.

- ***Acquisition of Royalty on Bullabulling Gold Project with Minerals 260 – Australia:***
  Subsequent to year-end, on February 22, 2026, we agreed to acquire, through a wholly-owned Australian subsidiary, a A$170 million (approximately $120 million) gross royalty from Minerals 260 Limited to support its development of the Bullabulling gold project located in Western Australia. The royalty consists of a 1.45% gross royalty over certain tenements on which Franco-Nevada already held a 1.00% royalty and a new 2.45% gross royalty over tenements where Franco-Nevada did not already hold an existing royalty. Upon production of an aggregate 4.0 Moz Au from royalty lands, the royalties, in aggregate, will step down from 2.45% to 1.63%. A$75 million ($53.3 million) was funded on February 26, 2026, and the remaining A$95 million (approximately $67.0 million) will be funded upon obtaining approval from the Foreign Investment Review Board. Additionally, Franco-Nevada subscribed for A$50 million ($35.5 million) of Minerals 260's ordinary shares at a price of A$0.45 per share.

- ***Acquisition of Royalty with i-80 Gold Corp – Nevada, U.S.:***
  Subsequent to year-end, on February 12, 2026, we agreed to acquire, through a wholly-owned U.S. subsidiary, a $250 million NSR from i-80 Gold. The royalty consists of a 1.5% NSR increasing to 3.0% in 2031 on all minerals produced from Granite Creek, the Ruby Hill Complex (including Archimedes and Mineral Point), Cove and Lone Tree. Funding of the upfront payment of $225 million will be made upon closing, with a further $25 million payment subject to completion of 2026 budgeted spending at Mineral Point. Closing of the transaction is subject to customary conditions and is expected to occur in March 2026.

- ***Acquisition of Stream on Casa Berardi Gold Mine – Quebec, Canada:***
  Subsequent to year-end, on January 26, 2026, we agreed to acquire, through a wholly-owned Canadian subsidiary, a $100 million gold stream from Orezone Gold Corporation to support their acquisition of Hecla Mining's producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project. Stream deliveries to Franco-Nevada consist of fixed deliveries of 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by variable deliveries of 5.0% of gold produced from Casa Berardi and other Quebec assets, and 2.5% of gold produced from Heva-Hosco. Gold ounces delivered will be subject to an ongoing payment of 20% of spot price. Closing of the stream transaction is expected in March 2026.

- ***Acquisition of Royalty on Yilgarn Star Gold Mine – Australia:***
  On December 24, 2025, we acquired, through a wholly-owned Australian subsidiary, a 1.0% NSR on 75% of all ounces produced and sold on Barto Gold Mining Pty Ltd's Yilgarn Star gold project for $4.7 million (A$7.0 million), plus a contingent cash payment of $1.0 million (A$1.5 million).

Cobre Panamá Update

Cobre Panamá remains in a phase of Preservation and Safe Management ("P&SM") with production halted. During Q4 2025, as part of the P&SM plan approved by the government of Panama (the "GOP"), the power plant was restarted, with Unit 2 hot-commissioned and synchronized to the national grid and the commissioning of Unit 1 ongoing. In addition, the integral audit, carried out by SGS Global, is ongoing and is anticipated to be concluded in April 2026.

In January 2026, President José Raúl Mulino announced that the GOP will authorize the removal, processing and export of stockpiled ore. First Quantum awaits formal approvals to undertake these activities, which will be carried out in coordination with the GOP and in strict compliance with the P&SM plan. The processing of stockpiled ore does not constitute a mine reopening. On a preliminary basis, it is currently anticipated that processing of stockpiled ore could commence about three months after receiving official regulatory notice to proceed and would require approximately one year to process the stockpiled ore. Approximately 70,000 tonnes of copper is expected to be produced from the stockpiled ore which would result in the delivery of approximately 23,100 gold ounces and 265,000 silver ounces to Franco-Nevada. As the processing of the stockpiled ore is pending formal approval by the GOP, these GEOs are not included in our 2026 guidance. Timing of the receipt of such deliveries depends on the timing of formal approval by the GOP.

Sustainability Updates

We continue to demonstrate strong sustainability performance and rank highly among leading ESG rating agencies, including recognition by Sustainalytics as a Global ESG Leader for 2026 and being named by Corporate Knights as one of the 2026 Global 100 Most Sustainable Corporations. In Q4 2025, our community contributions included advancing multi-year community investments to support reforestation and community infrastructure at Tocantinzinho in Brazil in partnership with G Mining Ventures, and supporting an anti-anemia health initiative at Antapaccay in Peru with Glencore.

Dividend Increase for 2026

As previously announced on January 12, 2026, Franco-Nevada raised its quarterly dividend to US$0.44 per share and declared a quarterly dividend payable on March 26, 2026 to shareholders of record on March 12, 2026. This is a 16% increase from the previous US$0.38 per share quarterly dividend and marks the 19th consecutive annual increase for Franco-Nevada shareholders. The increased dividend is intended to be effective for the full 2026 fiscal year. Canadian investors in Franco-Nevada's IPO in December 2007 are now receiving an effective 16.1% yield on their cost base.

Guidance and Outlook

Our 2026 guidance and five-year outlook are based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

Our 2026 guidance and five-year outlook are based on the following assumed commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

2026 Guidance

Beginning in 2026, we will be adopting fixed GEO conversion ratios based on the pricing assumptions outlined in our 2026 guidance. This methodology replaces our previous variable GEO conversion ratios based on prevailing market prices and is intended to make our GEO guidance better reflect production volumes.

Our Total GEOs are expected to range from 510,000 to 570,000 ounces, with approximately 90% from Precious Metal assets and 10% from our Diversified assets. The anticipated increase in our Precious Metal GEOs reflects the first full year of contribution from Côté Gold, Porcupine, and Valentine Gold, the continued ramp-up of Salares Norte and Greenstone, and the recent acquisitions of the Casa Berardi stream and i-80 royalty. With respect to our Diversified revenue, the commodity breakdown is expected to be approximately 50% oil and liquids, 25% natural gas and 25% iron ore and other minerals.

We have not assumed any contributions from Cobre Panamá in our 2026 guidance. As further discussed above, First Quantum is awaiting formal approval to process stockpiled ore, which would produce approximately 70,000 tonnes of copper and result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces. The timing of stream deliveries would depend on when formal approval is received.

Given the volatility in commodity prices, we are also providing volume-based guidance for our Precious Metal assets. The table below presents our guidance for 2026:

	2026 GEO Sales Guidance[1][2]	2025 Actual
Commodity		
Gold ounces sold	**360,000 to 400,000 ounces**	366,265 gold ounces
Silver ounces sold	**4.7 to 5.5 million ounces**	5.4 million silver ounces
PGMs ounces sold	**32,000 to 37,000 ounces**	28,374 PGMs ounces
Diversified revenue	**$245 to $285 million**	$259.9 million
Gold Equivalent Ounces Sold		
Total	**510,000 to 570,000 GEOs**	519,106 GEOs

1 Our 2026 guidance assumes the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. Starting in 2026, actual GEOs will be calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.

2 Our guidance and outlook reflect contributions from acquisitions we entered into subsequent to year-end as of the date of this news release but does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our guidance and outlook do not reflect any buyback options which may be exercised at the discretion of our operators with the exception of the Cascabel buybacks as further detailed below.

Five-Year Outlook

For 2030, we expect Total GEOs to range between 555,000 and 615,000 GEOs. Our outlook assumes the start of production at Cascabel, Copper World, Eskay Creek, Stibnite Gold and Rebecca-Roe. It also reflects planned expansions at Detour Lake, Magino and Castle Mountain Phase 2, and the development of the Coroccohuayco project at Antapaccay. These production increases are expected to be partly offset by the step-down at Candelaria and Antapaccay, and a decrease in production at Subika (Ahafo South). For our Energy assets, we anticipate continued production growth at our Haynesville, SCOOP/STACK and Permian interests, and expect steady-state production from our Canadian assets.

We have not assumed any contributions from Cobre Panamá in our five-year outlook. Should production restart, there is potential for materially higher GEOs, depending on the conditions of such restart. Based on the average of the next five years of the Cobre Panamá mine plan which was in place at the time of suspension, the stream has the potential to contribute as much as 150,000 to 175,000 GEOs to Franco-Nevada annually once the mine has ramped up to full capacity.

Q4 2025 Portfolio Updates

Precious Metal Assets

GEOs sold from our Precious Metal assets were 127,959 GEOs, an increase of 34% from 95,565 GEOs in Q4 2024. This was primarily due to robust production at Antamina and South Arturo, and contributions from our recently acquired interests in Côté Gold, Western Limb, and Porcupine.

South America:

- **Candelaria** *(gold and silver stream)*
  GEOs sold in Q4 2025 were lower than those sold in Q4 2024 mainly due to lower mine production this year compared to last year's planned higher-grade ore from Phase 11. For 2026, we forecast between 57,500 and 67,500 GEOs sold, compared to 68,273 ounces sold in 2025. Lundin Mining expects lower underground mining rates in H1 2026 as it insources the underground mining contract, and higher production in H2 2026 due to higher expected grades from Phase 12.

- **Antapaccay** *(gold and silver stream)*
  GEOs sold in Q4 2025 were higher than those sold in Q4 2024, with deliveries having caught up from delays experienced earlier in the year. For 2026, we anticipate GEOs sold to decrease from 45,488 GEOs in 2025 to between 30,000 and 40,000 GEOs based on mine sequencing.

- **Antamina** *(22.5% silver stream)*
  Silver ounces sold in Q4 2025 were higher than in Q4 2024. The increase in deliveries is attributable to higher silver grades in the current period and timing of shipments. For 2026, we anticipate an increase in silver ounces to between 3.5 and 3.7 million silver ounces, compared to 3.2 million silver ounces sold in 2025, due to mine sequencing and anticipated higher silver grades.

- **Tocantinzinho** *(gold stream)*
  GEOs sold in Q4 2025 were higher than Q4 2024, reflecting continued optimization initiatives at the mine and improved plant productivity. For 2026, we expect a modest increase in deliveries as higher-grade mineralization becomes available in accordance with the mine plan. In November 2025, after arranging a credit facility with a syndicate of commercial banks, G Mining Ventures Corp. repaid our term loan which had an outstanding balance of $79.9 million at the time of the repayment.

- **Condestable** *(gold and silver stream)*
  In January 2026, Rio2 Limited completed the acquisition of the Condestable mine, which was previously held by Southern Peaks Mining L.P., a private company. Rio2 is evaluating a 20% to 40% increase in permitted capacity of the underground mine and is evaluating the development of an open pit. While production at the mine is expected to increase, we anticipate lower deliveries starting in 2026 following the end of the 5-year fixed delivery period.

- **Salares Norte** *(1–2% royalties)*
  Salares Norte achieved commercial production in Q3 2025 and ramped up to steady-state levels of production in Q4 2025. The mine produced 397,000 gold equivalent ounces in 2025, exceeding its 2025 production guidance. For 2026, Salares Norte is expected to produce between 525,000 and 550,000 gold equivalent ounces from royalty grounds covered by our 1% NSR.

- **Yanacocha** *(1.8% royalty)*
  In February 2026, Newmont announced it had indefinitely deferred the Yanacocha Sulfides project. Newmont has reiterated its commitment to Peru, in particular to the Quilish and Conga deposits, both of which Franco-Nevada has a royalty on. Since our acquisition of the royalty in 2024, Yanacocha has significantly outperformed compared to our initial expectations at the time of the acquisition, with oxide re-leaching delivering significantly higher production. Production at Yanacocha in 2025 of 515,000 ounces again exceeded Newmont's guidance due to the successful use of patented injection leaching technology. Newmont's production guidance for 2026 is 460,000 gold ounces, continuing as a leach-only operation. Newmont announced the extension of mining operations at site through 2026 and 2027, adding additional ounces in early 2027 with potential for further production extensions.

- **Cascabel** *(gold stream and 0.5% royalty)*
  On March 4, 2026, SolGold plc and a subsidiary of Jiangxi Copper Company Limited ("JCC") completed the acquisition of SolGold by JCC. In February 2026, Franco-Nevada was notified that SolGold and JCC were exercising their option to buyback 50% of the Cascabel stream and 50% of the Cascabel NSR. As a result, Franco-Nevada expects to receive the equivalent of approximately $40.7 million (net of the ongoing payment) as a one-time delivery of gold ounces for the 50% buyback of the Cascabel stream, and approximately $97.5 million in cash for the 50% buyback of the Cascabel NSR. The Cascabel stream will be reduced to 7.0% of gold produced (stepping down to 4.2% after 262,500 ounces of gold have been delivered), and the NSR will be reduced to 0.5% on all minerals produced, subject to adjustments based on the production rate.

Central America & Mexico:

- **Guadalupe-Palmarejo** *(50% gold stream)*
In February 2026, Coeur Mining announced an increase in gold mineral reserves of 40%, extending the mine life by approximately five years. For 2026, we anticipate deliveries of between 47,500 and 52,500 GEOs, in line with 50,609 GEOs sold in 2025, reflecting a similar proportion of Palmarejo's production being mined from ground covered by our stream.

- **Cobre Panamá** *(gold and silver stream)*
Subsequent to year-end, in February 2026, we received approximately 900 GEOs in connection with the sale of concentrate that had remained on site when production was suspended in November 2023. First Quantum is awaiting formal government approval for the processing of stockpiled ore, as further detailed above. Approximately 70,000 tonnes of copper is expected to be produced from the stockpiled ore which would result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces.

Canada:

- **Côté Gold** *(7.5% GMR)*
After having achieved nameplate throughput capacity in June 2025, production at the mine is expected to increase from 399,800 gold ounces in 2025 to between 390,000 and 440,000 ounces in 2026 on a 100% basis. IAMGOLD expects to release an expansion plan in Q4 2026 which will outline an increase to the plant throughput targeting the Côté and Gosselin deposits together as a single pit. Franco-Nevada's royalty is subject to a buyback option in two equal tranches of 25%, exercisable at the option of IAMGOLD and Sumitomo Metal Mining.

- **Detour Lake** *(2% royalty)*
Agnico Eagle expects to reach production of 1 Moz per annum in 2031 for approximately 14 years and is evaluating the potential for a third processing line which could lift annual production above the 1Mozpa level. The successful completion of the drilling program on a high-grade mineralized corridor in the West Pit zone has further strengthened confidence in the Detour Lake underground project. The ramp for the underground project commenced in July 2025.

- **Hemlo** *(50% NPI and 3% NSR)*
We earned 4,398 GEOs in Q4 2025 from Hemlo, reflecting the significant leverage of the NPI royalty to higher gold prices. Since completing its acquisition of the Hemlo mine in November 2025, Hemlo Mining Corp has initiated a 130,000-metre exploration drilling program which is expected to serve as the foundation for an updated technical report to be released in H2 2027. Hemlo Mining also plans to increase the underground mining rate to maximize the hoisting capacity which currently operates at approximately 60% capacity.

- **Porcupine** *(4.25% royalty)*
Discovery Silver expects to produce between 260,000 and 300,000 gold ounces in 2026, reflecting higher output at Hoyle Pond and Borden, as well as increased production from open pit sources, including both Pamour and Hollinger. During the quarter, Discovery Silver reported strong exploration results at all operations, including multiple high-grade intersections from resource conversion and extension drilling at Hoyle Pond and Borden, favourable drill results within and along strike of current resources at Pamour, and encouraging results from district exploration drilling at Owl Creek.

- **Magino and Island Gold** *(0.62–3% royalty)*
Alamos Gold reported the results of an expansion study which incorporates a 30% increase in mineral reserves and outlines an expansion of the Magino mill to 20,000 tpd. Production is expected to increase to 534,000 gold ounces annually over 10 years post expansion.

- **Valentine Gold** *(3% royalty)*
Equinox Gold reported that its Valentine Gold mine averaged 90% of nameplate capacity in Q4 2025. Once operating at design capacity, Valentine Gold is expected to produce between 175,000 and 200,000 ounces of gold annually. Equinox Gold is working on completing a feasibility study to increase processing throughput, which would increase annual production to 225,000 to 250,000 ounces.

- **Canadian Malartic** *(1.5% royalty)*
Agnico Eagle reported that production at East Gouldie is expected to commence in Q1 2026. Agnico Eagle is evaluating a second shaft in its potential ramp up to 1 Moz per annum starting in 2033. It is estimated that Franco-Nevada's East Gouldie claims cover approximately 24% of the East Gouldie reserve, with drilling continuing to extend East Gouldie to the east in both the upper and lower portions of the deposit.

U.S.:

- **Stillwater** *(5% royalty)*
  Sibanye-Stillwater reported that profitability of its US PGM operations has improved as a result of higher PGM prices and lower all-in sustaining costs. Sibanye-Stillwater is expecting to reopen Stillwater West in 2028, doubling current production levels. For 2026, US PGM operations are expected to produce between 280,000 and 300,000 platinum and palladium ounces, consistent with 2025 production.

- **South Arturo** *(4–9% royalties)*
  We earned 6,088 GEOs from South Arturo in Q4 2025 as Nevada Gold Mines mined the South Arturo pit, in line with the Carlin mine plan. We expect another strong year in 2026 as the open pit will remain a focus for the Carlin operations.

- **Bald Mountain** *(1–5% royalties)*
  In January 2026, Kinross announced its decision to proceed with the Redbird 2 project, which, along with five additional satellite pits, is expected to incrementally produce a total of 640,000 gold ounces and extends the mine life to 2032.

- **Arthur Gold** *(1% royalty)*
  AngloGold Ashanti released the results of a pre-feasibility study supporting an initial nine-year mine life with an estimated average annual production of approximately 500,000 gold ounces (with production front-loaded of approximately 800,000 gold ounces per year) supported by a maiden Merlin Mineral Reserve of 4.9 million ounces (88Mt @ 1.75g/t). AngloGold is continuing to drill to expand the resource and has outlined a pathway to 18 to 20 million ounces when including the Silicon Mineral Resource and additional resource conversion and exploration potential at Merlin.

- **Copper World** *(2.085% royalty)*
  In January 2026, Hudbay closed the investment from Mitsubishi Corporation for a 30% joint venture interest in Copper World for $600 million. Mitsubishi will also fund its pro-rata 30% share of future equity capital contributions required to construct Copper World. Hudbay expects a sanction decision with respect to Copper World in 2026. Franco-Nevada has certain contingent payments to previous holders of the Copper World royalties, part of which are expected to be due in 2026.

Rest of World:

- **Western Limb** (*gold and platinum stream*)
  Deliveries of gold and platinum ounces from our Western Limb operations are expected to be relatively consistent with 2025, where we received and sold 16,933 gold ounces and 9,185 platinum ounces. We expect GEO sales to benefit from higher platinum prices when compared to 2025 based on our current price assumptions.

- **Subika (Ahafo)** (*2% royalty*)
  Payments from our Subika (Ahafo) royalty are expected to decrease relative to 2025 as mining activities in the Subika open pit were completed as planned in Q3 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground.

- **Séguéla** (*0.6% royalty*)
  Fortuna Mining reported a 31% increase in mineral reserves, with the addition of the Sunbird underground deposit. Fortuna is expecting a plant expansion study in Q2 2026 to potentially increase production from approximately 165,000 to 200,000 gold ounces per year.

- **Rebecca-Roe** (*1.5% royalty*)
  Ramelius Resources expects production at Rebecca-Roe to commence in late 2028 following the release of a definitive feasibility study in October 2025 with a financial investment decision. Rebecca-Roe has Mineral Reserves of 1.1 million ounces (25 Mt at 1.4g/t).

Diversified Assets

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $55.3 million in revenue, compared to $64.3 million in Q4 2024. When converted to GEOs, our Diversified assets contributed 13,697 GEOs, compared to 24,498 GEOs in Q4 2024.

Other Mining

- **Taca Taca (***1.08% royalty***)**
  On February 19, 2026, First Quantum released a 43-101 Technical Report for the Taca Taca deposit in Argentina. The report outlined initial processing capacity of 40 Mpta with an expansion to 60 Mtpa in the fifth year of operation, with average annual production of 291,000 tonnes of copper and 133,000 ounces of gold in the first ten years of operation. First Quantum is expecting approval of the Environmental and Social Impact Assessment and critical water permit and is preparing an application to RIGI in H1 2026.

- **Vale Royalty (***iron ore royalty***)**
  Attributable sales from our Vale royalty are expected to increase in 2026 compared to 2025, reflecting a first full year of contributions from the Southeastern System where the cumulative sales threshold of 1.7 billion tonnes of iron ore was reached in April 2025.

- **LIORC**
  Revenue from our attributable interest on the Carol Lake mine in Q4 2025 was lower than in Q4 2024. Production in 2025 was constrained as IOC focused on pit health and sent lower ore feed to the concentrator. Rio Tinto expects an increase in iron ore production at IOC, with 15 to 18 Mt of iron ore in 2026 compared to 16 Mt sold in 2025.

- **Autazes**
  Brazil Potash Corp. reported the receipt of deferral water extraction rights, the commencement of indigenous community partnership work, and the advancement of construction financing initiatives at its Autazes potash project, located in Brazil. Franco-Nevada has an option to acquire a 4% gross revenue royalty on the Autazes project.

- **Crawford Nickel (***2% royalty***)**
  Canada Nickel Company announced in January 2026 that the Province of Ontario has formally named the Crawford Nickel Project under the province's One Project, One Process framework. In November 2025, the project was officially referred to the Major Projects Office by the Government of Canada. Canada Nickel Company formally commenced the federal Impact Assessment in March 2026 and expects a federal permitting decision by summer 2026.

Energy

- **U.S.** *(various royalty rates)*
  Revenue from our U.S. Energy interests decreased compared to Q4 2024. The decrease was largely driven by lower realized oil prices and lower production from our Permian assets, partly offset by higher realized gas prices at our Haynesville and Marcellus assets. For 2026, we anticipate production growth from our SCOOP/STACK and Haynesville interests when compared to 2025, offset by softer gas prices based on our current price assumptions.

- **Canada** *(various royalty rates)*
  Revenue from our Canadian Energy interests was lower than in Q4 2024 due to lower oil prices. For 2026, production from the Weyburn Unit is forecasted to remain relatively constant year-over-year.

Shareholder Information and Details for 2025 Year-End Conference Call

The complete Consolidated Financial Statements and Management's Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our 2025 year-end results. Interested investors are invited to participate as follows:

Conference Call and Webcast:
March 11th 10:00 am ET

Conference Call URL:
(This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):
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Dial-in Numbers:
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Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Bonavie Tek
VP, Finance and Investor Relations
(416) 306-6309

Endnotes:

1 **GEOs and Net GEOs:** Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this Annual Report for more information on our methodology for calculating GEOs and Net GEOs.

2 **Non-GAAP Financial Measures:** Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards ("IFRS Accounting Standards") and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Financial Measures" section of this Annual Report for further information and for a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards.

3 **Forward-looking Statements:** Please refer to the "Cautionary Statement on Forward-Looking Information" on page 55 of this Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") of financial position and results of operations of Franco-Nevada Corporation ("Franco-Nevada", the "Company", "we" or "our") has been prepared based upon information available to Franco-Nevada as at March 10, 2026 and should be read in conjunction with Franco-Nevada's audited consolidated financial statements and related notes as at and for the years ended December 31, 2025 and 2024 (the "financial statements"). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards").

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A and to consult Franco-Nevada's financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission ("SEC") on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain aspects of Franco-Nevada's producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

Overview	15
Strategy	16
Selected Financial Information	17
Highlights	18
Guidance and Outlook	26
Market Overview	28
Metal Sales and Revenue by Asset	29
Review of Quarterly Financial Performance	31
Review of Annual Financial Performance	35
Impairment Reversal	39
General and Administrative and Share-Based Compensation Expenses	39
Other Income and Expenses	40
Summary of Quarterly Information	41
Balance Sheet Review	42
Liquidity and Capital Resources	43
Critical Accounting Policies and Estimates	48
Outstanding Share Data	49
Internal Control Over Financial Reporting and Disclosure Controls and Procedures	49
Gold Equivalent Ounces and Net Gold Equivalent Ounces	50
Non-GAAP Financial Measures	51
Cautionary Statement on Forward-Looking Information	55

Abbreviated Definitions

Periods under review

"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31
"H2"	The six-month period ended December 31
"H1"	The six-month period ended June 30

Measurement

"GEO"	Gold equivalent ounces
"PGM"	Platinum group metals
"NGL"	Natural gas liquids
"oz"	Ounce
"oz Au"	Ounce of gold
"oz Ag"	Ounce of silver
"oz Pt"	Ounce of platinum
"oz Pd"	Ounce of palladium
"62% Fe"	62% Fe iron ore fines, dry metric tonnes CFR China
"LBMA"	London Bullion Market Association
"bbl"	Barrel
"mcf"	Thousand cubic feet
"WTI"	West Texas Intermediate

Interest types

"NSR"	Net smelter return royalty
"GR"	Gross royalty
"ORR"	Overriding royalty
"GORR"	Gross overriding royalty
"FH"	Freehold or lessor royalty
"GMR"	Gross margin royalty
"NPI"	Net profits interest
"NRI"	Net royalty interest
"WI"	Working interest

Places and currencies

"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars
"R$" or "BRL"	Brazilian reais
"A$" or "AUD"	Australian dollars

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

OVERVIEW

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Our Portfolio (at March 10, 2026):

	Precious Metals	Other Mining	Energy	Total
Producing	51	13	55	**119**
Advanced	33	8	–	**41**
Exploration	162	85	28	**275**
Total	**246**	**106**	**83**	**435**

Compounded Average Annual Total Returns Since Franco-Nevada's Inception [1, 2, 3]


Franco-Nevada (FNV) - US$ basis
NASDAQ
S&P 500
Gold Bullion ETF
GDX (index of mostly gold miners)
Barclays US Aggregate Bond
-%
5%
10%
15%
20%

1. Franco-Nevada's Inception – December 20, 2007
2. Compounded annual total returns to February 27, 2026
3. Source: TD Securities; Bloomberg

STRATEGY

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 18 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, profit-based royalty interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with no additional capital requirements other than the initial commitment and limited cash calls with respect to its working interests. Management is focused on managing and growing its portfolio of royalties and streams for the long-term. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and to provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

- Exposure to commodity price optionality;
- A perpetual discovery option over large areas of geologically prospective lands;
- No additional capital requirements other than the initial commitment and limited cash calls;
- Limited exposure to cost inflation;
- A free cash-flow business with limited cash calls;
- A high-margin business that can generate cash through the entire commodity cycle;
- A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
- Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2025, 88% of our revenue was earned from mining assets, of which 85% was earned from precious metals.

A strength of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator's operating costs. In 2025, these interests accounted for 91% of our revenue (2024 – 93%). The remainder of our revenue was earned from WI, NPI, NRI and GMR royalties which are based on the margin or profit of the underlying operations.



GEOs and Revenue since Franco-Nevada's Inception

1. Cobre Panamá has been on Preservation and Safe Management since November 2023.

SELECTED FINANCIAL INFORMATION

(in millions, except Average Gold Price, GEOs sold, Net GEOs sold, Adjusted EBITDA Margin, Adjusted Net Income Margin, per ounce amounts and per share amounts)	For the three months ended December 31,		For the year ended December 31,		
	2025	2024	**2025**	2024	2023
Operational Measures					
Sales by commodity					
Gold ounces sold	**101,140**	79,532	**366,265**	295,193	403,177
Silver ounces sold	**1,718,246**	1,180,742	**5,376,514**	4,170,021	5,418,722
PGMs ounces sold	**7,952**	6,531	**28,374**	27,784	31,600
Diversified revenue	**$ 55.3**	$ 64.3	**$ 259.9**	$ 251.7	$ 268.1
Gold equivalent ounces sold[1]	**141,656**	120,063	**519,106**	463,334	627,045
Net gold equivalent ounces sold[1]	**129,690**	107,140	**469,819**	408,870	534,833
Statement of Comprehensive Income					
Revenue	**$ 597.3**	$ 321.0	**$ 1,822.8**	$ 1,113.6	$ 1,219.0
Costs of sales	**49.6**	34.4	**168.8**	129.0	179.3
Depletion and depreciation	**87.3**	60.0	**306.7**	225.3	273.1
Impairment (reversals) losses	**–**	–	**(4.8)**	–	1,173.3
Operating income (loss)	**453.9**	217.4	**1,354.2**	726.6	(428.0)
Net income (loss)	**367.7**	175.4	**1,112.1**	552.1	(466.4)
Basic earnings (loss) per share	**$ 1.91**	$ 0.91	**$ 5.77**	$ 2.87	$ (2.43)
Diluted earnings (loss) per share	**$ 1.90**	$ 0.91	**$ 5.76**	$ 2.87	$ (2.43)
Dividends declared per share	**$ 0.38**	$ 0.36	**$ 1.52**	$ 1.44	$ 1.36
Dividends declared (including DRIP)	**$ 73.8**	$ 68.7	**$ 293.8**	$ 277.0	$ 262.1
Weighted average shares outstanding	**192.8**	192.5	**192.7**	192.4	192.0
Non-GAAP Measures					
Cash Costs[2]	**$ 49.6**	$ 34.4	**$ 168.8**	$ 129.0	$ 179.3
Cash Costs[2] per GEO sold	**$ 350**	$ 287	**$ 325**	$ 278	$ 286
Adjusted EBITDA[2]	**$ 541.2**	$ 277.4	**$ 1,656.1**	$ 951.6	$ 1,014.7
Adjusted EBITDA[2] per share	**$ 2.81**	$ 1.44	**$ 8.59**	$ 4.95	$ 5.28
Adjusted EBITDA Margin[2]	**90.6 %**	86.4 %	**90.9 %**	85.5 %	83.2 %
Adjusted Net Income[2]	**$ 356.2**	$ 183.3	**$ 1,075.2**	$ 618.1	$ 683.1
Adjusted Net Income[2] per share	**$ 1.85**	$ 0.95	**$ 5.58**	$ 3.21	$ 3.56
Adjusted Net Income Margin[2]	**59.6 %**	57.1 %	**59.0 %**	55.5 %	56.0 %
Statement of Cash Flows					
Net cash provided by operating activities	**$ 426.5**	$ 243.0	**$ 1,493.7**	$ 829.5	$ 991.2
Net cash provided by (used in) investing activities	**$ 64.1**	$ (31.1)	**$ (2,033.0)**	$ (537.3)	$ (541.1)
Net cash used in financing activities	**$ (70.3)**	$ (62.0)	**$ (267.4)**	$ (240.4)	$ (230.1)

(expressed in millions)	As at December 31,		
	2025	2024	2023
Statement of Financial Position			
Cash and cash equivalents	**$ 670.9**	$ 1,451.3	$ 1,421.9
Investments	**1,141.3**	325.5	254.5
Royalty, stream and working interests, net	**6,043.1**	4,098.8	4,027.1
Total assets	**8,241.4**	6,330.4	5,994.1
Deferred income tax liabilities	**440.7**	238.0	180.1
Total shareholders' equity	**7,635.3**	5,996.6	5,769.1
Available capital[3]	**2,840.1**	2,879.5	2,746.3

1   Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold. Net GEOs sold are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

2   Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Financial Measures" section of this MD&A for more information on each non-GAAP financial measure.

3   Available capital comprises our cash and cash equivalents, our equity investments (excluding our long-term investment in Labrador Iron Ore Company of Canada ("LIORC")), the amount available to borrow under our $1.0 billion revolving credit facility (the "Corporate Revolver") and its $250.0 million accordion, as referenced in the "Credit Facility" section of this MD&A. Comparative periods have been adjusted.

HIGHLIGHTS

Financial Update – Q4 2025 compared to Q4 2024

- **$597.3 million in revenue (a new record),** +86% compared to $321.0 million;

- **141,656 GEOs sold,** +18% compared to 120,063 GEOs sold;

- **$426.5 million in net cash provided by operating activities,** +76% compared to $243.0 million;

- **$541.2 million, or $2.81 per share, of Adjusted EBITDA (new records), +**95% and 95%, respectively, compared to $277.4 million, or $1.44 per share;

- **$367.7 million, or $1.91 per share, in net income (new records),** +110% and +110%, respectively, compared to $175.4 million, or $0.91 per share;

- **$356.2 million, or $1.85 per share, in Adjusted Net Income (new records),** +94% and +95%, respectively, compared to $183.3 million, or $0.95 per share.

Financial Update – 2025 compared to 2024

- **$1,822.8 million in revenue (a new record),** +64% compared to $1,113.6 million;

- **519,106 GEOs sold** (including 11,208 GEOs from Cobre Panamá), +12% compared to 463,334 GEOs sold;

- **$1,493.7 million in net cash provided by operating activities (a new record),** +80% compared $829.5 million;

- **$1,656.1 million, or $8.59 per share, in Adjusted EBITDA (new records),** +74% and +74% respectively, compared to $951.6 million, or $4.95 per share, respectively;

- **$1,112.1 million, or $5.77 per share, in net income (new records),** +101% and +101%, respectively, compared to $552.1 million and $2.87 per share, respectively;

- **$1,075.2 million, or $5.58 per share, in Adjusted Net Income (new records),** +74% and +74%, respectively, compared to $618.1 million and $3.21 per share, respectively;

- **$109.9 million in cash proceeds and $75.2 million in net realized gain** from the sale of equity investment in 2025 (2024 – cash proceeds of $23.3 million, net realized loss of $0.9 million);

- **$2.8 billion in available capital** as at December 31, 2025 (December 31, 2024 – $2.9 billion), including $670.9 million in cash and cash equivalents (December 31, 2024 – $1,451.3 million), $967.3 million in equity investments excluding our long-term investment in LIORC (December 31, 2024 – $197.5 million), the amount available under our $1.0 billion revolving credit facility (the "Corporate Revolver") and its accordion of $250.0 million. Subsequent to year-end, we increased the amount available under our Corporate Revolver's accordion to $500.0 million such that our total available capital as of the date of this MD&A is $3.1 billion.

Corporate Developments

Subsequent to December 31, 2025

Acquisition of Royalty Portfolio from Victoria Gold Corp. – Canada and U.S.

Subsequent to year-end, on February 24, 2026, we agreed to acquire a portfolio of six royalties held by Victoria Gold Corp. for total cash consideration of C$55.0 million (approximately $40.1 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buydown at the operator's election for C$10.0 million (approximately $7.3 million)) on Banyan Gold Corp.'s AurMac property and a 1.0% NSR on Banyan Gold's Hyland property both in the Yukon. The portfolio also includes a milestone payment royalty on i-80 Gold Corp.'s ("i-80 Gold") Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon. Closing of the transaction is expected to occur in H1 2026 subject to customary conditions, including obtaining court approval.

Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia

Subsequent to year-end, on February 22, 2026, we agreed to acquire, through a wholly-owned Australian subsidiary, a A$170 million (approximately $120 million) gross royalty (the "Bullabulling Royalty") from Minerals 260 Limited ("Minerals 260") to support its development of the Bullabulling gold project located approximately 65 km from Kalgoorlie in Western Australia, in the Eastern Goldfields. Additionally, Franco-Nevada has subscribed for A$50 million ($35.5 million) of Minerals 260's ordinary shares.

The royalty consists of an incremental 1.45% gross royalty over certain Bullabulling tenements on which Franco-Nevada already held a 1.00% royalty and a new 2.45% gross royalty over Bullabulling tenements where Franco-Nevada did not already hold an existing royalty. Upon production of an aggregate of 4.0 Moz Au from royalty lands, the aggregate royalty burden on the royalty lands will step down from 2.45% to 1.63%. The royalties cover a Bullabulling land package inclusive of all mineral resources, plus an area of interest and includes the Phoenix, Bacchus, Dicksons, Kraken and Gibraltar deposits.

An initial A$75 million ($53.3 million) was funded on February 26, 2026, with a further A$95 million (approximately $67 million) payment to be funded upon obtaining Foreign Investment Review Board ("FIRB") approval for the acquisition of security interests over the project tenements.

Minerals 260 Shares

Franco-Nevada has purchased 111,111,111 shares of Minerals 260 at an issue price of A$0.45 per share for an aggregate purchase price of A$50 million ($35.5 million). Upon closing of the transaction, Franco-Nevada owned approximately 4.9% of Minerals 260's issued and outstanding shares.

Partial Buybacks of Cascabel Stream and NSR – Ecuador

On December 24, 2025, SolGold plc ("SolGold") and Jiangxi Copper (Hong Kong) Investment Company Limited, for and on behalf of Jiangxi Copper Company Limited ("JCC") announced they reached an agreement on the terms of a recommended cash offer acquisition to be made by JCHK to acquire the entire issued and to be issued share capital of SolGold. The arrangement became effective March 4, 2026. Subsequent to year-end, in February 2026, Franco-Nevada was notified that SolGold and JCC were exercising their option to buyback 50% of the Cascabel stream and 50% of the Cascabel NSR. As a result, we expect to receive in March 2026 the equivalent of approximately $40.7 million (net of the ongoing payment) as a one-time delivery of gold ounces for the buyback of 50% of the Cascabel stream, and approximately $97.5 million in cash for the buyback of 50% of the Cascabel NSR.
As of the date of this MD&A, we have funded $46.7 million for the Cascabel stream. We acquired the Cascabel NSR for $100.0 million in 2020.

Following the buybacks, key terms of the Cascabel Stream and Cascabel NSR are as follows:

Cascabel Stream

- 7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered;
- Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine;
- Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to SolGold for each ounce of gold delivered.

Cascabel NSR

- 0.5% NSR on all minerals produced, subject to adjustments based on the production rate, with the option to convert to a gold only NSR for a period of time;
- Annual minimum royalty payments of $5.0 million starting from 2028, subject to certain conditions.

Acquisition of Royalty with i-80 Gold Corp. – Nevada, U.S.

Subsequent to year-end, on February 12, 2026, we agreed to acquire, through a wholly-owned U.S. subsidiary, a $250.0 million NSR (the "i-80 Gold Royalty") from i-80 Gold. The royalty consists of a 1.5% NSR on all minerals produced and will increase to 3.0% in perpetuity beginning on January 1, 2031. The i-80 Gold Royalty will apply to Granite Creek, the Ruby Hill Complex (including Archimedes and Mineral Point), Cove and Lone Tree.

Funding of the upfront payment of $225.0 million will be made upon closing, with a further $25.0 million payment subject to completion of 2026 budgeted spending at Mineral Point. Closing of the transaction is subject to customary conditions and is expected to occur in March 2026.

Acquisition of Stream on the Casa Berardi Gold Mine with Orezone Gold Corporation – Quebec, Canada

Subsequent to year-end, on January 26, 2026, we agreed to acquire, through a wholly-owned Canadian subsidiary, a $100 million gold stream (the "Casa Berardi Stream") from Orezone Gold Corporation ("Orezone"). The stream transaction will support Orezone's acquisition of Hecla Mining Company's ("Hecla") producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project.

Casa Berardi Stream terms

- Fixed Deliveries: 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by,
- Variable Deliveries: 5.0% of gold produced from the Casa Berardi mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.
- Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to Orezone for each ounce of gold delivered.

Funding of the $100 million deposit will be made upon closing. Closing of the transaction is subject to customary conditions, including the successful completion of the asset acquisition by Orezone from Hecla (which is itself subject to conditions), and is expected to occur in March 2026.

The effective date of the Stream is January 1, 2026 and the first full quarter fixed delivery will be due by the later of April 15, 2026 and closing;

2025

Acquisition of Royalty on Barto Gold Mining's Yilgarn Star Gold Mine – Australia

On December 24, 2025, we acquired, through a wholly-owned Australian subsidiary, a 1.0% NSR on 75% of all ounces produced and sold on Barto Gold Mining Pty Ltd's ("Barto Gold") Yilgarn Star Project for $4.7 million (A$7.0 million), plus a contingent cash payment of $1.0 million (A$1.5 million). The contingent cash consideration is payable if commercial mining is achieved within 18 months of the closing date.

Repayment of Loan Receivable from G Mining Ventures Corp.

In November 2025, after arranging a credit facility with a syndicate of commercial banks, G Mining Ventures Corp. ("G Mining Ventures") repaid our term loan (the "G Mining Ventures Term Loan") which had an outstanding balance of $79.9 million at the time of the repayment. The G Mining Ventures Term Loan was entered into in July 2022 as part of our financing package in connection with the Tocantinzinho gold mine.

Repayment of Loan Receivable from EMX Royalty Corporation

In November 2025, EMX Royalty Corporation ("EMX") and Elemental Altus Royalties Corp. ("Elemental Altus") completed their merger. As a result of this change of control, our term loan to EMX (the "EMX Term Loan") became due and payable and we received $25.1 million for the full repayment of the EMX Term Loan.

Acquisition of Royalty on AngloGold Ashanti plc's Arthur Gold Project – Nevada, U.S.

On July 23, 2025, we acquired, through a wholly-owned U.S. subsidiary, a 1.0% NSR (of an existing 1.5% NSR) on AngloGold Ashanti plc's ("AngloGold") Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation ("Altius") for $250.0 million in cash, plus a contingent cash payment of $25.0 million. The contingent cash consideration was payable dependent upon the final award outcome of an arbitration process between Altius and AngloGold related to the coverage of the royalty. The final award decision confirming the extent of the area of coverage was received by Altius on August 14, 2025. Franco-Nevada paid $25.0 million in relation to the contingent cash consideration on November 19, 2025.

Funding of Cascabel Stream – Ecuador

On July 17, 2025, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation ("FNBC"), funded the second of three equal-sized payments in the amount of $23.3 million to SolGold for pre-construction activities of the Cascabel project. FNBC acquired the Cascabel stream from SolGold (prior to its acquisition by JCC) in July 2024 with OR Royalties Ltd.'s subsidiary, Osisko Bermuda Limited ("Osisko"), on a 70%/30% basis.

Acquisition of Additional Royalty on Gold Quarry Mine – Nevada, U.S.

On July 11, 2025, through a wholly-owned U.S. subsidiary, we acquired from a third party an additional NSR on Nevada Gold Mines LLC's Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined NSR which provides an annual minimum payment of at least 1,650 gold ounces tied to mineral reserves and stockpiles attributed to the royalty property. Franco-Nevada expects to receive this annual minimum payment through to the end of the mine life with the potential to increase to a higher level if mineral reserves increase beyond current levels. The contingent consideration is payable dependent upon the annual minimum payment.

Acquisition of Royalty on Côté Gold Mine – Ontario, Canada

On June 24, 2025, we acquired an existing royalty on the Côté Gold mine in Ontario from a private third party for total cash consideration of $1,050.0 million. The royalty consists of a 7.5% gross margin royalty on the Côté Gold mine. Royalty deductions include cash operating costs and exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold mine is operated through an unincorporated joint venture by IAMGOLD Corporation ("IAMGOLD") and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. ("Sumitomo") (30%).

IAMGOLD and Sumitomo hold an option, exercisable at their discretion, to buy down up to 50% of the royalty at Franco-Nevada's attributable cost in two equal tranches of 25%. The cost to repurchase the tranches are as follows: (i) the initial 25% buydown option for an internal rate of return equal to the Secured Overnight Financing Rate ("SOFR") plus 1.1%, exercisable within two years of closing, and (ii) the additional 25% buydown option cost for an internal rate of return equal to 10%, following exercise of the initial option, exercisable within three years of closing. Both 25% options are subject to a minimum such that the exercise price shall be the greater of the calculated value or 25% of Franco-Nevada's royalty purchase price ($262.5 million).

Partial Buyback of Salares Norte NSR – Chile

In May 2025, Gold Fields Limited exercised its option to buy back 1% of Franco-Nevada's 2% NSR on Salares Norte after having paid $6.0 million in cumulative royalty payments.

Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

On April 15, 2025, we completed, through wholly owned subsidiaries, a comprehensive financing transaction with Discovery Silver Corp. ("Discovery") to support its acquisition of the Porcupine complex located near Timmins, Ontario, from Newmont Corporation ("Newmont"). The financing package includes: i) a 4.25% NSR, consisting of two tranches, for $300.0 million, on production from the Porcupine complex, ii) a $100.0 million senior secured term loan (the "Discovery Term Loan"), and iii) $48.6 million (C$70.9 million) of equity participation. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine complex.

Porcupine Royalty

The royalty on the Porcupine complex consists of two tranches:

(i) a 2.25% NSR in perpetuity on all minerals produced, and

(ii) a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month Secured Overnight Financing Rate ("3-Month SOFR") +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028.

On September 15, 2025, after arranging a credit facility with a syndicate of commercial banks, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of termination.

Discovery Common Shares

As part of Discovery's public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, we purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Upon closing of the acquisition of the Porcupine complex by Discovery, the subscription receipts were automatically exchanged for common shares of Discovery.

On September 18, 2025, we sold 26,000,000 shares for aggregate net proceeds of $84.4 million (C$116.5 million) and realized a gain of $67.4 million (C$93.1 million). The proceeds were used to repay our Corporate Revolver and for general corporate purposes.

As our equity investments are accounted for at fair value through other comprehensive income, the fair value gain of $67.4 million is presented within shareholders' equity. This gain was included within accumulated other comprehensive income and was transferred to retained earnings upon disposal. As such, the gain is not included in, and is incremental to, net income.

Acquisition of Precious Metals Stream on Sibanye Stillwater Limited's Western Limb Mining Operations – South Africa

On February 28, 2025, our wholly-owned subsidiary, FNBC completed the acquisition of a precious metals stream (the "Western Limb Stream") with reference to specific production from Sibanye Stillwater Limited's ("Sibanye-Stillwater") Marikana, Rustenburg and Kroondal mining operations (the "Stream Area") in South Africa for a purchase price of $500.0 million. The Western Limb Stream is comprised of a gold component for the life of mine ("LOM") and a platinum component for approximately 25 years.

Key terms of the Western Limb stream include:

- Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold ("4E PGM") production from the Stream Area, according to the following schedule:

  - Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then

  - Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then

  - 80% of gold contained in concentrate for the remaining LOM.

- Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Stream area, according to the following schedule:

  - 1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then

  - Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then

  - No further platinum deliveries.

- Gold and platinum ounces delivered are subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.

The effective start date of the Western Limb Stream was September 1, 2024. First deliveries related to production from September 1, 2024 to December 31, 2024 were received in March 2025.

Pandora Royalty – South Africa

On February 28, 2025, Franco-Nevada and Sibanye-Stillwater converted Franco-Nevada's 5% net profit interest on the Pandora property to a 1% net smelter return royalty. Sibanye-Stillwater's Pandora property forms a portion of its Marikana operations and includes the currently operating E3 decline.

Acquisition of Royalty on Hayasa Metals Inc.'s Urasar Project – Armenia

On January 21, 2025, we acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.'s ("Hayasa") Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a three-year joint acquisition agreement entered into with EMX (prior to its acquisition by Elemental Altus) in June 2023.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. ("Continental") to acquire, through a jointly-owned entity (the "Royalty Acquisition Venture"), royalty rights within Continental's areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $2.8 million and $9.8 million in Q4 2025 and 2025, respectively (Q4 2024 and 2024 – $2.5 million and $23.5 million, respectively). As at December 31, 2025, Franco-Nevada has remaining commitments of up to $36.5 million.

Canada Revenue Agency Audit

On September 11, 2025, we reached a settlement with the Canada Revenue Agency (the "CRA Settlement") which provided for a final resolution of Franco-Nevada's tax dispute in connection with the reassessments under transfer pricing rules of the 2013 to 2019 taxation years (the "Reassessments") in relation to its Mexican and Barbadian subsidiaries. Under the terms of the CRA Settlement, no payment of any tax in Canada is required on the foreign earnings of the Company's Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years. Please refer to the "Contingencies – Canada Revenue Agency Audit" section of this MD&A for further details.

Franco-Nevada has posted security in the form of cash totaling $44.7 million (C$61.4 million) and standby letters of credit totaling $48.1 million (C$66.0 million). Subsequent to year-end, we recovered cash deposits of $30.0 million (C$41.2 million), and all standby letters of credit were released. We expect the balance of the cash deposits to be returned in the short-term.

Credit Facility

On July 22, 2025, we drew down $175.0 million of the $1.0 billion unsecured revolving term credit facility (the "Corporate Revolver") to finance part of the acquisition of the royalty on the Arthur Gold Project, as referenced above. The Corporate Revolver was fully repaid within the quarter, with $100.0 million repaid on August 21, 2025, and $75.0 million on September 22, 2025.

As at December 31, 2025, there were no amounts drawn from the our Corporate Revolver. However, there were four standby letters of credit issued against the Corporate Revolver as deposits for the audit by the CRA. These standby letters of credit reduced the amount available to draw such that the available balance under our Corporate Revolver was $951.9 million. Subsequent to year-end and following the CRA Settlement referenced above, these standby letters of credit were released by the CRA.

In addition, subsequent to year-end, on March 10, 2026, we extended the maturity date of our Corporate Revolver from June 3, 2029 to March 10, 2031, increased the amount available under the accordion from $250.0 million to $500.0 million, and reduced the applicable margin for U.S. advances based on SOFR from between 1.10% and 2.15% to between 1.00% and 2.05%, depending on the Company's leverage ratio.

Dividends

2026

As announced on January 26, 2026, Franco-Nevada raised its quarterly dividend to US$0.44 per share and declared a quarterly dividend payable on March 26, 2026 to shareholders of record on March 12, 2026. This is a 16% increase from the previous US$0.38 per share quarterly dividend and marks the 19th consecutive annual increase for Franco-Nevada shareholders. The increased dividend is intended to be effective for the full 2026 fiscal year.

2025

Our quarterly dividend throughout 2025 was $0.38 per share, compared to US$0.36 per share in 2024. In 2025, we paid total dividends of $293.8 million, of which $275.1 million was paid in cash and $18.7 million was settled in common shares under our Dividend Reinvestment Plan (the "DRIP"). During the quarter, we paid total dividends of $73.8 million, of which $70.6 million was paid in cash and $3.2 million was settled in common shares under our DRIP.

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 10, 2026 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panamá Updates

Cobre Panamá remains on preservation and safe management ("P&SM") with production halted since November 2023. First Quantum Minerals Ltd. ("First Quantum") has been working with the Government of Panama (the "GOP") and the Ministry of Commerce and Industry (the "MICI") to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panamá (the "P&SM Plan").

On January 6, 2025, Panama's Ministry of Environment ("MiAmbiente") released the draft terms of reference for the environmental audit of the Cobre Panamá mine. A public consultation process on the terms of reference concluded on February 7, 2025.

On January 12, 2025, the Minister of Environment and the Minister of Public Security conducted a site visit of Cobre Panamá. During the visit, the ministers toured the mine as well as the process, port and power plant facilities to inspect the upkeep of the mine and the status of surrounding communities and the environment. The visit also enabled the ministers to inspect and approve the export of 7,960 tons of ammonium nitrate stored at the mine's Punta Rincón port. Export of the ammonium nitrate commenced by road in January 2025.

On May 30, 2025, the GOP approved and formally instructed the execution of the P&SM plan for Cobre Panamá. Activities related to the P&SM plan included:

- The P&SM Plan approval authorized the export of the copper concentrate that had been produced and stored at site since prior to the suspension of operations. The 122,520 dry metric tonnes of copper concentrate was exported in June and July 2025. First Quantum reported the proceeds from the concentrate sales were used to fund P&SM activities, including local supply and procurement in Panama and the ongoing environmental stewardship of the mine and its surroundings.

- In October 2025, MiAmbiante issued the order for SGS Global ("SGS") to proceed with the integral audit of Cobre Panamá, covering environmental, social, legal, and fiscal compliance aspects of the mine. Under the coordination of MiAmbiante and MICI, SGS commenced the process and, to date, documentary verification and field visit inspections have been completed as scheduled. The audit is anticipated to be concluded in April 2026.

- The execution of the P&SM plan also included the import of fuel and the restart of Cobre Panamá's power plant. In November 2025, commissioning tests for Unit 2 of the power plant were completed and one supply shipment was received, allowing the conveying system to reach its nominal capacity. Unit 2 was then hot-commissioned and synchronized to the grid. It maintained stable operation and successfully increased output to its maximum capacity of 150 MW in December 2025. The plant is operating at an average output of 120 MW based on the power requirements of the P&SM activities and the demands of the national power grid. The second supply shipment arrived in mid-January 2026. The commissioning of Unit 1 is ongoing and, to date, performance has been normal.

In the State of the Nation address on January 2, 2026, President José Raúl Mulino announced that the GOP will authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. Processing of the stockpiles will mitigate environmental and operational risks associated with their prolonged storage, such as acid rock drainage, and provide important feed material to the tailings management facility. First Quantum awaits formal approvals to undertake these activities, which will be carried out in coordination with the GOP and in strict compliance with the P&SM Plan. The processing of stockpiles does not constitute a mine reopening and will not require any new extraction, drilling, blasting, or mine operational reactivation.

First Quantum reported that the total amount of stockpiled ore is approximately 38 million tonnes. On a preliminary basis, First Quantum estimates that processing of the stockpiles could commence three months after receiving official regulatory approval, would require one year to process, and is expected to produce approximately 70,000 tonnes of copper. Proceeds from the sale of copper concentrate are anticipated to offset P&SM costs.

As a result of the shipment of the 122,520 dry metric tonnes of copper concentrate shipped in June and July 2025, Franco-Nevada received 11,208 GEOs in stream deliveries in 2025 and 935 GEOs subsequent to year-end, in February 2026. With respect to the processing and export of stockpiled ore, if authorized, the stockpiles are expected to produce approximately 70,000 tonnes of copper which would result in the delivery of approximately 23,100 gold ounces and 265,000 silver ounces to Franco-Nevada. Timing of the receipt of such deliveries depends on the timing of formal approval by the GOP.

Arbitration Proceedings

On March 31, 2025, First Quantum announced it had agreed to discontinue its International Chamber of Commerce arbitration proceedings and has also agreed to suspend its Canada-Panama Free Trade Agreement arbitration.

On June 18, 2025, Franco-Nevada agreed to suspend its arbitration proceeding against the GOP. Franco-Nevada reiterates its hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

Yanacocha Update

On February 19, 2026, Newmont announced it had indefinitely deferred the Yanacocha Sulfides project. Newmont has reiterated its commitment to Peru, in particular to the Quilish and Conga deposits, both of which Franco-Nevada has a royalty on. Since our acquisition of the royalty in 2024, Yanacocha has significantly outperformed compared to our initial expectations at the time of the acquisition, with oxide re-leaching delivering significantly higher production. Production at Yanacocha in 2025 of 515,000 ounces again exceeded Newmont's guidance due to the successful use of patented injection leaching technology. Newmont's production guidance for 2026 is 460,000 gold ounces, continuing as a leach-only operation. Newmont announced the extension of mining operations at site through 2026 and 2027, adding additional ounces in early 2027 with potential for further production extensions.

GUIDANCE AND OUTLOOK

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the "Cautionary Statement on Forward-Looking Information" section at the end of this MD&A and the "Risk Factors" section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The Company's Annual Information Form and Form 40-F for the year ended December 31, 2025 will be filed before March 31, 2026 and will be available on www.sedarplus.com and www.sec.gov, respectively. The 2026 guidance and outlook are based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

Pricing Assumptions and GEO Methodology

We present our guidance in reference to commodity sales. For streams, our guidance reflects metals that have been delivered from the operators of our assets and subsequently sold. Our deliveries may differ from operators' production based on timing of deliveries and due to recovery and payability factors. Sales may differ from deliveries based on the timing of the sales. For royalties, our guidance reflects the timing of royalty payments or accruals.

Our 2026 guidance and five-year outlook are based on the following assumed commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

Beginning in 2026, we will be adopting fixed GEO conversion ratios based on the pricing assumptions outlined in our 2026 guidance. This methodology replaces our previous variable GEO conversion ratios based on prevailing market prices and is intended to make our GEO guidance better reflect production volumes.

2025 Performance Compared to Guidance

We achieved the upper range of our revised guidance, with Precious Metal and Total GEOs totaling 440,140 ounces and 519,106 ounces, respectively. During the year, we benefited from the increase in gold prices, resulting in revenue of $1,822.8 million, a year-over-year increase of 64%. On a GEO basis, higher gold prices negatively impacted the conversion of our non-gold revenue into GEOs. The following table presents our 2025 actual performance compared to our 2025 guidance.

	Initial 2025 Guidance[1]	Revised 2025 Guidance[2]	2025 Actual GEOs Sold[3]
Precious Metal GEO sales	385,000 - 425,000	420,000 - 440,000	440,140
Total GEO sales	465,000 - 525,000	495,000 - 525,000	519,106

1 Initial 2025 guidance as disclosed in our 2024 MD&A filed on March 10, 2025.

2 Revised 2025 guidance as disclosed in our Q3 2025 MD&A filed on November 3, 2025.

3 Actual GEOs sold are calculated using prevailing prices in 2025. For further details on our methodology for computing GEOs, please refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this MD&A.

2026 Guidance

Our Total GEOs are expected to range from 510,000 to 570,000 ounces, with approximately 90% from Precious Metal assets and 10% from our Diversified assets. Given the volatility in commodity prices, we are also providing volume-based guidance for our Precious Metal assets. The table below presents our guidance for 2026:

	2026 GEO Sales Guidance[1][2]	2025 Actual
Commodity		
Gold ounces sold	360,000 to 400,000 ounces	366,265 gold ounces
Silver ounces sold	4.7 to 5.5 million ounces	5.4 million silver ounces
PGMs ounces sold	32,000 to 37,000 ounces	28,374 PGMs ounces
Diversified revenue	$245 to $285 million	$259.9 million
Gold Equivalent Ounces Sold		
Total	510,000 to 570,000 GEOs	519,106 GEOs

1 Our 2026 guidance assumes the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. Starting in 2026, actual GEOs will be calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.

2 Our guidance and outlook reflect contributions from acquisitions we entered into subsequent to year-end as of the date of this news release but does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our guidance and outlook do not reflect any buyback options which may be exercised at the discretion of our operators with the exception of the Cascabel buybacks as further detailed below.

The anticipated increase in our Precious Metal GEOs is primarily a reflection of the first full year of contribution from Côté Gold, Porcupine, and Valentine, the continued ramp-up of Salares Norte and Greenstone, and the recent acquisitions of the Casa Berardi Stream and i-80 Gold Royalty. With respect to our Diversified revenue, the commodity breakdown is expected to be approximately 50% oil and liquids, 25% natural gas and 25% iron ore and other minerals.

We have not assumed any contributions from Cobre Panamá in our 2026 guidance. As discussed above, First Quantum is awaiting formal approval to process stockpiled ore, which is expected to produce approximately 70,000 tonnes of copper and would result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces. The timing of stream deliveries would depend on when formal approval is received.

Precious Metals

- **South America:**
  For **Candelaria**, we forecast between 57,500 and 67,500 GEOs sold, compared to 68,273 GEOs sold in 2025. Lundin Mining expects lower underground mining rates in the first half of 2026 as it insources the underground mining contract, and higher production in the second half of the year due to higher expected grades from Phase 12. For **Antapaccay**, we anticipate GEOs sold to decrease from 45,488 GEOs in 2025 to between 30,000 and 40,000 GEOs based on mine sequencing. For **Antamina**, we anticipate an increase in silver ounces to between 3.5 and 3.7 million silver ounces, compared to 3.2 million silver ounces sold in 2025, reflecting anticipated higher silver grades. **Tocantinzinho** is expected to generate a modest increase in deliveries, with deliveries weighted to H2 2026 as higher grade mineralization becomes available in accordance with the mine plan. We also expect higher contributions from **Salares Norte** as the mine achieved steady-state levels of production in Q4 2025 and expects to produce over 500,000 ounces over the next three years. These increases are expected to be offset by lower production from **Yanacocha** as the current phase on oxide mining operations ended in Q4 2025 as planned. Production will continue from residual leaching, albeit at a lower rate. While production from **Condestable** is expected to increase in the next few years, deliveries to Franco-Nevada are expected to decrease following the end of the 5-year fixed delivery period in Q4 2025.

- **Central America & Mexico:**
  For **Guadalupe-Palmarejo**, we anticipate deliveries of between 47,500 and 52,500 GEOs, in-line with 2025 where we sold 50,609 GEOs, reflecting a similar proportion of Palmarejo's production being mined from ground covered by our stream. We assumed no production from **Cobre Panamá**, which currently remains in a phase of P&SM with production halted. As discussed above, if authorized, the processing of stockpiles is expected to produce approximately 70,000 tonnes of copper and would result in approximately 23,100 gold ounces and 265,000 silver ounces to Franco-Nevada. Timing of the receipt of such deliveries depends on the timing of formal approval by the GOP.

- **Canada & United States:**
  We expect higher contributions from our **Côté Gold** gross margin royalty. After having achieved nameplate throughput capacity in June 2025, production at the mine is expected to increase from 399,800 gold ounces in 2025 to between 390,000 and 440,000 ounces in 2026. Operating costs are expected to decrease as IAMGOLD implements measures to improve the cost structure. We also expect strong contributions from **Porcupine**, with a first full year of contributions. Discovery Silver expects to produce between 260,000 and 300,000 gold ounces from Porcupine in 2026 reflecting higher output at Hoyle Pond and Borden, as well as increased production from open pit sources, including both Pamour and Hollinger. At **Valentine**, where commercial production commenced in September 2025, Equinox Gold expects the mine to reach nameplate throughput by Q2 2026 and to produce between 150,000 and 200,000 gold ounces in 2026. Production from **Greenstone** is expected to increase to between 250,000 and 300,000 gold ounces in 2026 as Equinox Gold expects to improve reliability and overall operational performance of the mine.

We expect our **Hemlo** and **Musselwhite** royalty payments to increase, reflecting the leverage of NPI royalties to higher gold prices. **South Arturo** is expected to have another strong year in 2026 as the open pit will remain a focus for the Nevada Gold Mines' Carlin operations. At **Stillwater**, Sibanye-Stillwater expects US PGM operations to produce between 280,000 and 300,000 platinum and palladium ounces, consistent with 2025 production.

- **Rest of World:**
  Deliveries of gold and platinum ounces from our **Western Limb** stream are expected to be relatively consistent with 2025, where we received and sold 16,933 gold ounces and 9,185 platinum ounces. We expect our GEO sales to benefit from higher platinum prices when compared to 2025 based on our current price assumptions. Payments from our **Subika (Ahafo)** royalty are expected to decrease relative to 2025 as mining activities in the Subika open pit were completed as planned in Q3 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground.

Diversified

- **Other Mining:**
  Attributable sales from our **Vale** royalty are expected to increase in 2026 compared to 2025, reflecting a first full year of contributions from the Southeastern System where the cumulative sales threshold of 1.7 billion tonnes of iron ore was reached mid-2025. With respect to our interest in **Labrador Iron Ore Company of Canada ("LIORC")**, Rio Tinto expects an increase in iron ore production at Iron Ore Company of Canada ("IOC"), with 15 to 18 Mt of iron ore for 2026 compared to 16 Mt sold in 2025.

- **Energy:**
  For our U.S. Energy assets, we anticipate production growth from our SCOOP/STACK and Haynesville interests when compared to 2025, offset by softer gas prices based on our current price assumptions. With respect to our Canadian assets, production from the Weyburn Unit is forecasted to remain relatively constant year-over-year.

Depletion Expense

Based on currently available mineral reserve estimates published by our operators, we expect depletion and depreciation expense to range between $310.0 million and $340.0 million for 2026. Depletion rates may be updated throughout the year as updated mineral reserve estimates become available.

Income Tax

We expect our annual effective tax rate to be between 20% and 23%.

Capital Commitments

We anticipate making the third pre-construction payment for the Cascabel stream of $11.7 million in 2026. As of December 31, 2025, our remaining capital commitment to the Royalty Acquisition Venture with Continental was $36.5 million. We also expect to fund part of the contingent consideration we are committed to for our Copper World royalty. Refer to the "Commitments" section of this MD&A for further details on our commitments.

Five-Year Outlook

For 2030, we expect Total GEOs to range between 555,000 and 615,000 GEOs. We have not assumed any contributions from Cobre Panamá in this outlook. Should production restart, there is potential for materially higher GEOs, depending on the conditions of such restart. Based on the average of the next five years of the Cobre Panamá mine plan which was in place at the time of suspension, the stream has the potential to contribute as much as 150,000 to 175,000 GEOs to Franco-Nevada annually once the mine has ramped up to full capacity.

Precious Metals

We assumed the start of production at **Cascabel** in 2028, based on the development of the Tandayama-America open pit in 2028 and the underground block cave in 2030 as outlined by SolGold. Our outlook reflects the partial buybacks of the Cascabel stream and NSR which were exercised following the acquisition of SolGold by JCC. At **Eskay Creek**, Skeena anticipates commencement of mining operations in 2027, having now completed the permitting process with the support of the Tahltan Nation. At **Stibnite Gold**, Perpetua Resources Corp. expects to start production in 2029, having received the final federal permit and commenced early works construction. At **Castle Mountain**, Equinox Gold is expecting to receive the federal decision for the development of the Phase 2 expansion project in late 2026 and estimates a two-year construction period. At **Detour Lake**, Agnico Eagle expects to reach production of 1 Moz per annum in 2031 for approximately 14 years and is evaluating the potential for a third processing line which could lift annual production above the 1Mozpa level. At **Antamina**, silver production is expected to increase based on higher silver grades in the life of mine plan. At **Stillwater**, Sibanye-Stillwater is expecting to reopen Stillwater West in 2028, doubling current production levels. In Australia, production at the **Rebecca-Roe** is anticipated to start in late 2028 following the completion of the definitive feasibility study and final investment decision by Ramelius Resources Limited.

We anticipate a step-down in deliveries at **Candelaria** in H2 2027, where our stream interest will decrease from 68% to 40% of gold and silver produced, partly offset by potential production from the Candelaria Underground Expansion Project. At **Antapaccay**, a stepdown in deliveries is expected in H2 2028, where our stream will be based on 30% of gold and silver produced rather than indexed to copper production. This may be partly offset by the development of the Coroccohuayco project. While the project is pending a final investment decision, Glencore has outlined a timetable that would see Coroccohuayco starting production in late 2028. At **Guadalupe-Palmarejo**, Coeur Mining announced an increase in gold mineral reserves of 40%, extending the mine life by approximately five years. At **Subika (Ahafo)**, production attributable to our royalty is expected to decline following the end of mining operations at the Subika open pit at Ahafo South in July 2025 as planned. Production from royalty ground at Subika Underground is expected to continue for a period of time.

Diversified

With respect to our Diversified assets, we assume the start of production at **Copper World**, where a definitive feasibility study and sanction decision are expected in 2026 following the completion of a joint venture agreement between Hudbay Minerals Inc. and Mitsubishi Corporation. We also assumed the start of production at **Taca Taca**, for which First Quantum released a 43-101 Technical Report and is working on the approval of the Environmental and Social Impact Assessment and critical water permit and preparing for an application to Argentina's investment promotion regime, Régimen de Incentivos para Grandes Inversiones ("RIGI") in H1 2026. For our **Energy** assets, we anticipate production growth from the continued development of our U.S. assets, in particular at our Haynesville, SCOOP/STACK and Permian interests, and expect steady-state production from our Canadian assets.

Long-Term Optionality

Franco-Nevada holds a large portfolio of over 300 exploration and advanced-stage royalty and stream interests which are not reflected in our guidance or five-year outlook and provide the potential for significant organic growth. Please refer to our News Release issued on March 10, 2026 for Portfolio Updates.

MARKET OVERVIEW

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting revenue from non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The

price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. Refer to the commodity price tables on pages 31 and 35 of this Annual Report for further details.

Gold prices rallied during the year, reflecting strong safe haven demand, central bank buying, U.S. interest rate cuts, and economic and geopolitical uncertainty. Silver prices also increased due to robust industrial and safe haven demand. Oil prices fell due to economic uncertainty and oversupply with natural gas prices remaining relatively constant during the year.

METAL SALES BY ASSET

The following table details metal sales for the three months and years ended December 31, 2025 and 2024:

Property (expressed in ounces)	Interest and %	For the three months ended December 31,		For the year ended December 31,	
		2025	2024	2025	2024
Precious Metals					
Gold					
South America					
Candelaria	Stream 68% Gold	11,644	18,283	55,256	53,526
Antapaccay	Stream (indexed) Gold	14,400	12,280	38,300	46,700
Tocantinzinho	Stream 12.5%	5,123	4,705	20,900	5,813
Condestable	Stream Gold, Fixed through 2025	2,190	2,190	8,760	8,760
Yanacocha	NSR 1.8%	2,400	1,730	9,377	2,886
Salares Norte	NSR 1–2%	251	582	3,501	596
Other		360	403	1,387	2,783
Central America & Mexico					
Guadalupe–Palmarejo	Stream 50%	11,948	8,248	50,609	35,678
Cobre Panamá	Stream (indexed) Gold & Silver	–	–	9,913	26
Canada					
Detour Lake	NSR 2%	3,716	3,377	14,160	13,334
Hemlo	NSR 3%, NPI 50%	4,398	1,548	15,434	6,926
Côté Gold	GMR 7.5%	7,394	–	13,149	–
Porcupine	NSR 4.25%	2,857	–	7,639	–
Greenstone	NSR 3%	2,123	1,884	6,268	3,600
Kirkland Lake (Macassa)	NSR 1.5–5.5%, NPI 20%	1,145	1,208	4,718	4,174
Musselwhite	NPI 5%	393	544	3,937	1,325
Sudbury	Stream 50% Gold	381	73	1,281	1,217
Brucejack	NSR 1.2%	743	964	2,792	2,906
Magino	NSR 3%	880	685	2,831	2,360
Other		1,278	918	3,339	3,680
United States					
South Arturo	GR 4–9%	6,088	633	9,747	2,756
Goldstrike	NSR 2–4%, NPI 2.4–6%	2,141	1,990	6,457	8,241
Bald Mountain	NSR/GR 0.875–5%	1,632	1,934	6,052	7,212
Marigold	NSR 1.75–5%, GR 0.5–4%	739	947	2,766	2,658
Gold Quarry	NSR 7.29%	1,325	801	1,469	1,259
Other		340	482	1,970	2,053
Rest of World					
Western Limb	Stream Gold (indexed)	4,638	–	16,933	–
Subika (Ahafo)	NSR 2%	1,889	2,922	13,771	14,735
Tasiast	NSR 2%	2,316	3,272	9,592	12,756
Sabodala	Stream 6%, Fixed to 105,750 oz	2,350	2,350	9,400	9,400
Duketon	NSR 2%	958	801	3,044	4,417
MWS	Stream 25%	–	1,587	–	23,999
Other		3,100	2,191	11,513	9,417
Total Gold Ounces Sold		**101,140**	79,532	**366,265**	295,193
Silver					
Candelaria	Stream 68% Silver	284,849	449,070	1,122,212	1,162,135
Antapaccay	Stream (indexed) Silver	225,000	192,000	600,000	732,000
Antamina	Stream 22.5% Silver	1,120,000	450,000	3,195,000	1,925,000
Condestable	Stream Silver, Fixed through 2025	72,750	72,750	291,000	291,000
Cobre Panamá	Stream (indexed) Silver	–	–	113,661	299
Other	Various royalties	15,647	16,922	54,641	59,587
Total Silver Ounces Sold		**1,718,246**	1,180,742	**5,376,514**	4,170,021
PGMs					
Sudbury	Stream 50% PGM	2,752	1,806	7,608	8,583
Stillwater	NSR 5% PGM	2,757	4,725	11,581	19,201
Western Limb	Stream 1% Platinum	2,443	–	9,185	–
Total PGMs Ounces Sold		**7,952**	6,531	**28,374**	27,784
Precious Metal GEOs Sold		**127,959**	95,565	**440,140**	355,310
Diversified GEOs Sold		**13,697**	24,498	**78,966**	108,024
Total GEOs Sold		**141,656**	120,063	**519,106**	463,334

REVENUE BY ASSET

The following table details revenue for the three months and years ended December 31, 2025 and 2024:

Property (expressed in millions)	Interest and % (Gold unless otherwise indicated)	For the three months ended December 31, 2025	For the three months ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2024
Precious Metals					
South America					
Candelaria	Stream 68% Gold & Silver	$ 64.0	$ 62.5	$ 232.5	$ 163.1
Antapaccay	Stream (indexed) Gold & Silver	73.6	38.6	163.9	131.0
Antamina	Stream 22.5% Silver	68.5	14.1	143.3	55.3
Tocantinzinho	Stream 12.5%	21.4	12.5	72.5	15.4
Condestable	Stream Gold & Silver, Fixed through 2025	14.3	7.9	44.6	29.9
Yanacocha	NSR 1.8%	9.9	4.6	32.6	7.5
Salares Norte	NSR 1–2%	2.1	1.6	13.3	1.6
Other		2.0	1.2	5.7	6.7
Central America & Mexico					
Guadalupe-Palmarejo	Stream 50%	$ 50.8	$ 21.9	$ 177.3	$ 84.8
Cobre Panamá	Stream (indexed) Gold	–	–	38.3	0.1
Canada					
Detour Lake	NSR 2%	$ 15.5	$ 9.0	$ 49.0	$ 31.9
Hemlo	NSR 3%, NPI 50%	18.5	4.2	51.7	16.4
Côté Gold	GMR 7.5%	30.6	–	50.5	–
Porcupine	NSR 4.25%	11.9	–	28.2	–
Greenstone	NSR 3%	8.8	5.0	22.3	9.2
Kirkland Lake (Macassa)	NSR 1.5–5.5%, NPI 20%	4.8	3.2	16.2	10.0
Musselwhite	NPI 5%	1.6	1.4	11.6	3.2
Sudbury	Stream 50% PGM & Gold	5.7	1.2	14.9	9.9
Brucejack	NSR 1.2%	3.1	2.6	9.8	7.2
Magino	NSR 3%	3.5	1.9	9.7	5.6
Other		5.0	2.3	11.6	8.7
United States					
South Arturo	GR 4–9%	$ 25.8	$ 1.7	$ 37.8	$ 6.7
Goldstrike	NSR 2–4%, NPI 2.4–6%	8.8	5.2	22.8	19.4
Bald Mountain	NSR/GR 0.875–5%	6.5	5.1	20.6	16.8
Stillwater	NSR 5% PGM	4.7	5.6	15.4	21.2
Marigold	NSR 1.75–5%, GR 0.5–4%	3.1	2.5	9.6	6.5
Gold Quarry	NSR 7.29%	4.6	1.9	5.1	3.0
Other		1.4	1.3	6.7	4.9
Rest of World					
Western Limb	Stream Gold (indexed) & 1% Platinum	$ 23.2	$ –	$ 70.3	$ –
Subika (Ahafo)	NSR 2%	8.1	7.7	45.4	34.7
Tasiast	NSR 2%	9.6	8.7	32.8	30.5
Sabodala	Stream 6%, Fixed to 105,750 oz	9.9	6.3	32.7	22.6
Duketon	NSR 2%	3.9	2.3	10.6	10.5
MWS	Stream 25%	–	4.3	–	55.9
Other		12.3	6.0	39.4	22.8
		$ 537.5	$ 254.3	$ 1,548.7	$ 853.0
Diversified					
Vale	Various Royalty Rates	$ 7.4	$ 8.3	$ 36.7	$ 36.7
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%[1]	1.6	3.3	7.0	13.8
Other mining assets		2.4	0.8	12.4	8.2
United States (Energy)					
Marcellus	GORR 1%	$ 7.5	$ 7.3	$ 30.5	$ 26.9
Haynesville	Various Royalty Rates	8.1	5.8	29.8	21.0
SCOOP/STACK	Various Royalty Rates	9.1	8.4	42.0	31.4
Permian Basin	Various Royalty Rates	7.6	14.6	43.9	45.4
Other		0.1	0.1	0.3	0.3
Canada (Energy)					
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$ 6.9	$ 10.0	$ 36.9	$ 44.6
Orion	GORR 4%	2.8	3.1	12.1	14.0
Other		1.8	2.6	8.3	9.4
		$ 55.3	$ 64.3	$ 259.9	$ 251.7
Revenue from royalty, stream and working interests		$ 592.8	$ 318.6	$ 1,808.6	$ 1,104.7
Interest revenue and other interest income		$ 4.5	$ 2.4	$ 14.2	$ 8.9
Total revenue		$ 597.3	$ 321.0	$ 1,822.8	$ 1,113.6

1   Includes interest attributable to Franco-Nevada's 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

REVIEW OF QUARTERLY FINANCIAL PERFORMANCE

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2025	Q4 2024	Variance
Gold[1]	($/oz)	$ 4,145	$ 2,662	55.7 %
Silver[1]	($/oz)	54.83	31.34	75.0 %
Platinum[1]	($/oz)	1,682	966	74.1 %
Palladium[1]	($/oz)	1,474	1,011	45.8 %
Iron Ore Fines 62% Fe CFR China	($/tonne)	105	105	– %
Edmonton Light	(C$/bbl)	76.54	93.14	(17.8)%
West Texas Intermediate	($/bbl)	59.14	70.27	(15.8)%
Henry Hub	($/mcf)	4.07	2.99	36.1 %
CAD/USD exchange rate[2]		0.7169	0.7149	0.3 %

1 Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2 Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2025 and 2024 were as follows:

For the three months ended December 31,	Gold Equivalent Ounces[1]			Revenue (in millions)		
	2025	2024	Variance	2025	2024	Variance
Commodity						
Gold	101,140	79,532	21,608	$ 422.3	$ 211.6	$ 210.7
Silver	24,078	13,689	10,389	102.4	36.2	66.2
PGM	2,741	2,344	397	12.8	6.5	6.3
Precious Metals	127,959	95,565	32,394	$ 537.5	$ 254.3	$ 283.2
Iron ore[2]	2,175	4,330	(2,155)	$ 9.0	$ 11.6	$ (2.6)
Other mining assets	589	332	257	2.4	0.8	1.6
Oil	6,254	14,317	(8,063)	22.9	34.0	(11.1)
Gas	3,217	3,700	(483)	16.8	12.6	4.2
NGL	1,462	1,819	(357)	4.2	5.3	(1.1)
Diversified	13,697	24,498	(10,801)	$ 55.3	$ 64.3	$ (9.0)
Revenue from royalty, stream and working interests	141,656	120,063	21,593	$ 592.8	$ 318.6	$ 274.2
Interest revenue and other interest income	–	–	–	$ 4.5	$ 2.4	$ 2.1
	141,656	120,063	21,593	$ 597.3	$ 321.0	$ 276.3
Geography						
South America	62,460	56,910	5,550	$ 264.3	$ 151.2	$ 113.1
Central America & Mexico	11,991	8,338	3,653	51.0	22.1	28.9
Canada[2]	29,381	18,555	10,826	126.6	52.2	74.4
United States	21,541	23,021	(1,480)	87.8	60.1	27.7
Rest of World	16,283	13,239	3,044	67.6	35.4	32.2
	141,656	120,063	21,593	$ 597.3	$ 321.0	$ 276.3
Type						
Revenue-based royalties	46,775	48,250	(1,475)	$ 193.7	$ 127.3	$ 66.4
Streams	78,282	63,632	14,650	331.2	169.3	161.9
Profit-based royalties	14,143	5,449	8,694	57.8	14.5	43.3
Interest revenue and other[2]	2,456	2,732	(276)	14.6	9.9	4.7
	141,656	120,063	21,593	$ 597.3	$ 321.0	$ 276.3

1 Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this MD&A for more information on our methodology for calculating GEOs.
2 Includes interest attributable to Franco-Nevada's 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

We recognized $597.3 million in revenue in Q4 2025, an increase of 86% from Q4 2024, primarily due to record gold and silver prices and contributions from Precious Metal assets acquired or which commenced production in the past year. These increases were partly offset by lower revenue from our Diversified assets. Revenue also includes interest revenue of $4.5 million related to our loans receivable.

In Q4 2025, we earned 90% of our revenue from Precious Metals, compared to 79% in Q4 2024. Geographically, 89% of our revenue was derived from the Americas in Q4 2025, consistent with Q4 2024.



Revenue by Commodity and Geography – Q4 2024 and Q4 2025
(US$ millions)

We sold 141,656 GEOs in Q4 2025, an increase of 18% compared to 120,063 GEOs in Q4 2024. A comparison of our sources of GEOs in Q4 2025 to Q4 2024 is shown below:



GEOs Sold Reconciliation – Q4 2024 to Q4 2025

Precious Metals

Our Precious Metal assets contributed 127,959 GEOs in Q4 2025, an increase of 34% compared to 95,565 GEOs in Q4 2024, primarily due to the following:

- **Antamina**
  We sold 1,120,000 silver ounces in Q4 2025 compared to 450,000 silver ounces in Q4 2024. The increase in deliveries is attributable to higher silver grades in the current period and timing of shipments.

- **Côté Gold**
  We earned 7,399 GEOs from our Côté Gold royalty, which we acquired in June 2025. IAMGOLD reported a strong quarter of production at Côté Gold, with 124,600 gold ounces produced in the quarter.

- **Western Limb**
  We received and sold 5,632 GEOs from our gold and platinum stream on Sibanye-Stillwater's Western Limb mining operations acquired in February 2025. We continue to benefit from increased platinum prices and expect further benefits as prices have continued to rise subsequent to year-end.

- **South Arturo**
  We earned 6,088 GEOs from South Arturo reflecting production from the Phase 1 open pit. South Arturo is part of the Carlin Complex operated by Nevada Gold Mines.

- **Guadalupe-Palmarejo**
  We received and sold 11,948 GEOs from Guadalupe-Palmarejo compared to 8,248 GEOs received and sold in Q4 2024, reflecting higher production from Palmarejo and a greater proportion of production being mined from stream ground.

The above increases were partly offset by the following:

- **Candelaria**
  We received and sold 15,415 GEOs in Q4 2025 compared to 23,558 GEOs in Q4 2024, mainly due to lower mine production compared to last year's planned higher-grade ore from Phase 11.

- **MWS**
  There were no GEO deliveries from MWS as our stream reached its cumulative cap of 312,500 gold ounces in Q4 2024. In the prior year quarter, MWS had delivered 1,587 GEOs.

- **Subika (Ahafo)**
  We earned 1,889 GEOs in Q4 2025 compared to 2,922 GEOs in Q4 2024. The decrease was a result of end of mining activities at the Subika open pit as planned in July 2025.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $55.3 million in revenue compared to $64.3 million in Q4 2024, a decrease of 14%. The decrease is primarily due to lower oil prices. In addition, when converted to GEOs, our Diversified assets contributed 13,697 GEOs compared to 24,498 GEOs in Q4 2024, a decrease of 44% due to the impact of higher gold prices on the conversion of non-gold revenue to GEOs.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $11.4 million in Q4 2025 compared to $12.4 million in Q4 2024.

- **Vale Royalty**
  We recorded $7.4 million in revenue a decrease from our Vale Royalty in Q4 2025 compared to $8.3 million in Q4 2024. For 2026, we anticipate to benefit from a first full year of contributions from the Southeastern System.

- **LIORC**
  Labrador Iron Ore Royalty Corporation ("LIORC") contributed $1.6 million in revenue in Q4 2025 compared to $3.3 million in Q4 2024. LIORC declared a cash dividend of C$0.35 per common share in the current period, compared to C$0.75 in Q4 2024. Production at IOC in Q4 2025 was lower due to pit health and mine reliability challenges, with lower ore feed to the concentrator.

Energy

Our Energy interests contributed $43.9 million in revenue in Q4 2025, 15% decrease from $51.9 million in Q4 2024.

- **U.S.**
  Revenue from our U.S. Energy interests decreased to $32.4 million in Q4 2025, compared to $36.2 million in Q4 2024. The decrease was largely driven by lower realized oil prices and lower production from our Permian assets, partly offset by higher realized gas prices at our Haynesville and Marcellus assets.

- **Canada**
  Revenue from our Canadian Energy interests was $11.5 million in Q4 2025, compared to $15.7 million in the prior year quarter due to lower oil prices.

Interest revenue

We earned interest revenue of $4.5 million in Q4 2025 compared to $2.4 million in Q4 2024 from our loans to G Mining Ventures Corp. and EMX (prior to its acquisition by Elemental Altus). In November 2025, both G Mining Ventures and EMX repaid their loans in full, such that no balance was outstanding at December 31, 2025.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

(expressed in millions)	For the three months ended December 31, 2025		2024		Variance	
Costs of stream sales	$	45.0	$	31.4	$	13.6
Mineral production taxes		2.2		0.7		1.5
Mining costs of sales	$	47.2	$	32.1	$	15.1
Energy costs of sales		2.4		2.3		0.1
	$	49.6	$	34.4	$	15.2

Costs of sales related to our streams increased in Q4 2025 compared to Q4 2024, reflecting the increase in stream GEOs and higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices. Costs of sales also include royalties payable and production taxes which vary based on revenue, and property taxes which are reassessed from time to time. Costs of sales incurred in Q4 2025 compared to Q4 2024 are shown below:



Depletion and Depreciation

Depletion and depreciation expense totaled $87.3 million in Q4 2025 compared to $60.0 million in Q4 2024. The increase compared to the prior year period is due to a higher proportion of our GEOs being generated from recently acquired assets which carry a relatively higher depletion rate per ounce. Depletion rates per ounce decrease over time when mineral resources are converted into mineral reserves. The increase in depletion expense incurred in Q4 2025 compared to Q4 2024 is shown below:



Gain on Sale of Gold and Silver Bullion

Certain of our royalties are settled in-kind with gold and silver bullion rather than cash payments. In Q4 2025, we sold 3,000 gold ounces with a carrying value of $10.5 million for proceeds of $12.4 million and realized a gain of $1.9 million. At December 31, 2025, we held 10,598 ounces of gold and 13,980 ounces of silver at a carrying value of $39.1 million and $0.4 million, respectively.

Income Taxes

Income tax expense was $100.6 million in Q4 2025, an increase compared to $46.8 million in Q4 2024 due to higher income before taxes earned in the quarter.

Net Income and Adjusted Net Income

Net income for Q4 2025 was $367.7 million, or $1.91 per share, compared to $175.4 million, or $0.91 per share, in Q4 2024. The increase is primarily attributable to higher revenue partly offset by higher costs of sales and depletion expense. Adjusted Net Income for the same period was $356.2 million, or $1.85 per share, compared to $183.3 million, or $0.95 per share, in Q4 2024. Please refer to the "Non-GAAP Financial Measures" section of this MD&A for further details on the computation of Adjusted Net Income.

REVIEW OF ANNUAL FINANCIAL PERFORMANCE

The following table summarizes average commodity prices and average exchange rates during the years presented.

Average prices and rates		2025	2024	Variance
Gold[1]	($/oz)	$ 3,435	$ 2,387	43.9 %
Silver[1]	($/oz)	39.94	28.24	41.4 %
Platinum[1]	($/oz)	1,277	955	33.7 %
Palladium[1]	($/oz)	1,149	983	16.9 %
Iron Ore Fines 62% Fe CFR China	($/tonne)	102	110	(7.3)%
Edmonton Light	(C$/bbl)	85.60	98.20	(12.8)%
West Texas Intermediate	($/bbl)	64.80	75.72	(14.4)%
Henry Hub	($/mcf)	3.62	2.41	50.2 %
CAD/USD exchange rate[2]		0.7056	0.7301	(3.4)%

1 Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2 Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the year ended December 31, 2025 and 2024 were as follows:

For the year ended December 31,	Gold Equivalent Ounces[1]			Revenue (in millions)		
	2025	2024	Variance	2025	2024	Variance
Commodity						
Gold	366,265	295,193	71,072	$ 1,275.8	$ 706.9	$ 568.9
Silver	63,697	48,489	15,208	235.6	117.8	117.8
PGM	10,178	11,628	(1,450)	37.3	28.3	9.0
Precious Metals	440,140	355,310	84,830	$ 1,548.7	$ 853.0	$ 695.7
Iron ore[2]	12,711	22,314	(9,603)	$ 43.7	$ 50.5	$ (6.8)
Other mining assets	3,804	3,555	249	12.4	8.2	4.2
Oil	39,665	59,030	(19,365)	118.8	128.6	(9.8)
Gas	15,294	15,147	147	65.4	44.1	21.3
NGL	7,492	7,978	(486)	19.6	20.3	(0.7)
Diversified	78,966	108,024	(29,058)	$ 259.9	$ 251.7	$ 8.2
Revenue from royalty, stream and working interests	519,106	463,334	55,772	$ 1,808.6	$ 1,104.7	$ 703.9
Interest revenue and other interest income	–	–	–	$ 14.2	$ 8.9	$ 5.3
	519,106	463,334	55,772	$ 1,822.8	$ 1,113.6	$ 709.2
Geography						
South America	212,017	187,778	24,239	$ 750.5	$ 451.1	$ 299.4
Central America & Mexico	62,103	36,229	25,874	216.6	86.1	130.5
Canada[2]	97,570	76,552	21,018	354.0	192.8	161.2
United States	78,438	87,212	(8,774)	266.1	205.0	61.1
Rest of World	68,978	75,563	(6,585)	235.6	178.6	57.0
	519,106	463,334	55,772	$ 1,822.8	$ 1,113.6	$ 709.2
Type						
Revenue-based royalties	186,607	186,472	135	$ 638.9	$ 440.1	$ 198.8
Streams	280,431	236,158	44,273	990.2	567.9	422.3
Profit-based royalties	41,710	24,447	17,263	143.9	57.8	86.1
Interest revenue and other[2]	10,358	16,257	(5,899)	49.8	47.8	2.0
	519,106	463,334	55,772	$ 1,822.8	$ 1,113.6	$ 709.2

1 Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this MD&A for more information on our methodology for calculating GEOs.
2 Includes interest attributable to Franco-Nevada's 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

We recognized $1,822.8 million in revenue in 2025, up 64% from 2024. Revenue in the current year benefited from record gold prices, recently acquired Precious Metal assets, and higher natural gas prices compared to the prior year. During the year, we also received deliveries from Cobre Panamá as a result of the shipment of copper concentrate that had been stored at site. Revenue also includes interest revenue and other interest income of $14.2 million related to our loans receivable.

We earned 85% of our 2025 revenue from Precious Metal assets, compared to 77% in 2024. Geographically, we remain heavily invested in the Americas, with 87% of revenue in 2025, compared to 84% in 2024.



Revenue by Commodity and Geography – 2024 and 2025
(US$ millions)

We sold 519,106 GEOs in 2025, a 12% increase compared to 463,334 GEOs in 2024. The increase in GEO sales generated from our Precious Metal assets was partly offset by the decrease in GEO contributions from our Diversified assets. The conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities. A comparison of our sources of GEOs in 2025 to 2024 is shown below:



GEOs Sold Reconciliation – 2024 to 2025

Precious Metals

Our Precious Metal assets contributed 440,140 GEOs in 2025, up 24% from 355,310 GEOs in 2024, primarily due to the following:

- **Western Limb**
  We received and sold 20,256 GEOs from our gold and platinum stream on Western Limb. The stream was acquired in February 2025 and had an effective date of September 1, 2024. We benefited from increased platinum prices and expect further benefits as prices continued to increase subsequent to year-end.

- **Antamina**
  We sold 3,195,000 silver ounces in 2025 compared to 1,925,000 silver ounces in 2024. Silver production at the mine increased compared to the prior year due to higher silver grades as expected in the life of mine plan.

- **Tocantinzinho**
  We received and sold 20,900 GEOs from Tocantinzinho in 2025, of which 667 GEOs were received in Q4 2024 and remained in inventory at December 31, 2024. In 2024, we sold 5,813 GEOs as production at the mine commenced in July 2024. Nameplate capacity of 12,890 tonnes per day was reached in July 2025.

- **Guadalupe-Palmarejo**
  We sold 50,609 GEOs from Guadalupe-Palmarejo in 2025, of which 2,216 GEOs were received in Q4 2024 and remained in inventory at December 31, 2024, compared to 35,678 GEOs sold in 2024. The current year benefited from higher production from Palmarejo and a greater proportion of production being mined from stream ground.

- **Côté Gold**
  We earned 13,160 GEOs in 2025 from our Côté Gold royalty, which we acquired in June 2025. IAMGOLD reported Côté Gold achieved the top-end of its 2025 production guidance, with 399,800 gold ounces produced in the year.

- **Cobre Panamá**
  We received and sold 11,208 GEOs from Cobre Panamá. While Cobre Panamá remains on P&SM, concentrate that had been stored at site since November 2023, when production was suspended, was approved for export by the GOP.

The above increases were partly offset by the following factors:

- **MWS**
  There were no GEO deliveries from MWS as our stream reached its cumulative cap of 312,500 gold ounces in Q4 2024. In the prior year, MWS had delivered 23,999 GEOs.

- **Antapaccay**
  We received and sold 45,488 GEOs from our Antapaccay stream in 2025, compared to 55,329 GEOs sold in 2024, mainly reflecting lower grades due to mine sequencing in the Antapaccay pit which impacted ore hardness and plant throughput. Production at the mine also decreased due to lower grades as planned in the life of mine plan.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $259.9 million in revenue in 2025, a 3% increase compared to $251.7 million in 2024. When converted to GEOs, Diversified assets contributed 78,966 GEOs in 2025, a decrease of 27% compared to 2024, due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Iron Ore and Other Mining

Our Iron Ore and Other Mining assets generated $56.1 million in 2025, compared to $58.7 million in 2024.

- **Vale Royalty**
  Revenue from Vale was $36.7 million in 2025, consistent with 2024. Sales from the Southeastern System were attributed to the royalty after the cumulative threshold of 1.7 billion tonnes of iron ore was reached in Q2 2025. This benefit was partly offset by lower iron ore prices in 2025 compared to 2024.

- **LIORC**
  LIORC contributed $7.0 million in revenue in 2025 compared to $13.8 million in 2024. Production of iron ore at IOC was lower in 2025 as IOC focuses on pit health.

- **Caserones**
  Revenue from our effective NSR on the Caserones mine was $5.4 million in 2025, an increase compared to $3.9 million in 2024.

Energy

Our Energy interests contributed $203.8 million in revenue in 2025, compared to $193.0 million in 2024.

- **U.S.**
  Revenue from our U.S. Energy interests increased to $146.5 million in 2025, compared to $125.0 million in 2024. We benefited from an increase in realized gas prices and additional volumes from our royalty venture with Continental in the SCOOP/STACK, partly offset by the impact of lower oil prices.

- **Canada**
  Revenue from our Canadian Energy interests decreased to $57.3 million in 2025, compared to $68.0 million in 2024. The decrease in revenue is primarily attributable to lower oil prices during the year.

Interest Revenue

We earned interest revenue of $14.2 million in 2025 from our loans to G Mining Ventures and EMX (prior to its acquisition by Elemental Altus). Both loans were repaid in full in November 2025. This compares to $8.3 million earned as interest revenue and $0.6 million as other interest income in 2024.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

(expressed in millions)		2025		2024		Variance
		For the year ended December 31,				
Costs of stream sales	$	151.9	$	114.3	$	37.6
Mineral production taxes		4.5		2.5		2.0
Mining costs of sales	$	156.4	$	116.8	$	39.6
Energy costs of sales		12.4		12.2		0.2
	$	168.8	$	129.0	$	39.8

Costs of sales related to our streams in 2025 increased relative to 2024, reflecting the increase in stream GEOs and higher costs per ounce for streams where the ongoing purchase price varies as a function of spot prices. Costs of sales also include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in 2025 compared to 2024 are shown below:

Costs of Sales Reconciliation – 2024 to 2025

COS - 2024	$129.0
MWS	- $10.8
Permian	- $1.4
Others, net	+ $1.0
Candelaria	+ $0.8
Energy - Canada	+ $1.2
South Arturo	+ $1.5
Sabodala	+ $2.0
Condestable	+ $2.9
Western Limb	+ $3.5
Antamina	+ $3.6
Cobre Panama	+ $5.8
Antapaccay	+ $6.5
Tocantinzinho	+ $11.3
Guadalupe-Palmarejo	+ $11.9
COS - 2025	$168.8

Depletion and Depreciation

Depletion and depreciation expense increased to $306.7 million in 2025 from $225.3 million in 2024, mainly due to increased sales, In addition, recently acquired assets initially carry a relatively higher depletion rate per ounce. As mineral resources are converted into mineral reserves, depletion rates per ounce decrease over time. Depletion expense incurred in 2025 compared to 2024 is shown below:

Depletion Reconciliation – 2024 to 2025

Depletion - 2024	$225.3
MWS	- $20.0
Antapaccay	- $3.5
Condestable	+ $1.2
Brucejack	+ $1.2
Others, net	+ $2.8
Continental	+ $2.8
Vale	+ $3.1
Salares Norte	+ $3.3
Cobre Panama	+ $4.4
Yanacocha	+ $5.6
Porcupine	+ $10.3
Antamina	+ $10.8
Tocantinzinho	+ $13.5
Côté Gold	+ $16.6
Western Limb	+ $29.3
Depletion - 2025	$306.7

Gain on Sale of Gold and Silver Bullion

Certain of our royalties are settled with payments in-kind in the form of gold and silver bullion rather than cash. During 2025, we sold 66,984 gold ounces with an average carrying value of $166.7 million for proceeds of $221.0 million, and recognized a corresponding gain of $54.3 million. At December 31, 2025, we held 10,598 ounces of gold and 13,980 ounces of silver at a carrying value of $39.1 million and $0.4 million, respectively.

Income Taxes

Income tax expense was $303.9 million in 2025, compared to $211.8 million in 2024, reflecting higher net income before taxes earned in the current period. The 2024 period also included a deferred tax expense of approximately $49.1 million in relation to the remeasurement of our deferred tax liability due to the changes in the Barbados tax rate enacted in Q2 2024.

Net Income and Adjusted Net Income

Net income in 2025 was $1,112.1 million, or $5.77 per share, compared to $552.1 million, or $2.87 per share in 2024. The increase is primarily attributable to higher revenue and a gain of $54.3 million from the sale of gold and silver bullion, partly offset by higher costs of sales, depletion and income tax expense. Adjusted Net Income was $1,075.2 million, or $5.58 per share, compared to $618.1 million, or $3.21 per share, in 2024. Please refer to the "Non-GAAP Financial Measures" section of this MD&A for further details on the computation of Adjusted Net Income.

IMPAIRMENT REVERSAL

Cobre Panamá

First Quantum has been working with the GOP and the MICI to implement the P&SM Plan. On May 30, 2025, the GOP, through the MICI, approved and formally instructed the execution of the P&SM Plan, including the shipment of 122,520 dry metric tonnes of copper concentrate that had been stored at site since operations were suspended in November 2023. Exports of the copper concentrate commenced in June 2025.

Based on the resulting stream deliveries to Franco-Nevada, we determined that this was an indicator of a partial reversal of the impairment we recorded in 2023 and recorded a partial impairment reversal of $4.8 million, of which $4.1 million was recorded in Q2 2025 and $0.7 million in Q3 2025, in relation to the gold and silver ounces we expect as a result of the sale of copper concentrate. We continue to assess our Cobre Panamá stream for further indicators of impairment reversals.

Subsequent to year-end, the GOP announced that it would authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. Cobre Panamá is awaiting formal approvals to undertake these activities. In the event that there is a resumption of precious metal stream deliveries to the Company as a result of the processing of the stockpile ore, or a change in the facts and circumstances surrounding the halting of production at Cobre Panamá, the Company will carry out an assessment of the recoverable amount of the Cobre Panamá CGU at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

GENERAL AND ADMINISTRATIVE AND SHARE-BASED COMPENSATION EXPENSES

The following table provides a breakdown of general and administrative ("G&A") expenses and share-based compensation ("SBC") expenses incurred for the periods presented:

(expressed in millions)	For the three months ended December 31,			For the year ended December 31,		
	2025	2024	Variance	2025	2024	Variance
Salaries and benefits	$ 3.8	$ 2.8	$ 1.0	$ 14.1	$ 10.1	$ 4.0
Professional fees	1.4	2.2	(0.8)	6.4	7.4	(1.0)
Cobre Panamá arbitration expenses	–	2.1	(2.1)	5.8	6.3	(0.5)
Community contributions	0.7	0.6	0.1	1.6	1.6	–
Board of Directors' costs	0.2	0.1	0.1	0.6	0.4	0.2
Office expenses	0.3	0.1	0.2	1.5	0.7	0.8
Insurance costs	0.2	0.2	–	0.9	0.9	–
Other expenses	1.1	2.9	(1.8)	4.4	5.5	(1.1)
General and administrative expenses	$ 7.7	$ 11.0	$ (3.3)	$ 35.3	$ 32.9	$ 2.4
Share-based compensation expenses	0.7	1.0	(0.3)	16.9	8.0	8.9
	$ 8.4	$ 12.0	$ (3.6)	$ 52.2	$ 40.9	$ 11.3

G&A expenses increased to $35.3 million in 2025 compared to $32.9 million in 2024. The increase was primarily due to higher salary and benefit expenses. Expenses related to the Cobre Panamá arbitration were lower than in the prior year as the Company agreed to suspend its arbitration proceedings in June 2025.

Included in G&A expenses are business development expenses and community contributions. Business development expenses vary based on the level of business development related activities in the period and the timing of the closing of transactions. Community contributions relate to the environmental and social initiatives we contribute to for the benefit of the communities where we operate, or own assets.

SBC expenses increased to $16.9 million in 2025 compared to $8.0 million in 2024. SBC expenses include expenses related to equity-settled stock options, restricted share units ("RSUs") and deferred share units ("DSUs"). DSUs are marked to market based on the Company's share price. The mark-to-market gain recorded in the current year was higher than in 2024 as a result of the significant increase in the Company's share price during the year.

Total G&A expenses (including Cobre Panamá arbitration expenses and SBC expenses) represented 2.9% of revenue in 2025, compared to 3.7% in 2024.

OTHER INCOME AND EXPENSES

Foreign Exchange Gain (Loss) and Other Income (Expenses)

The following table provides a list of foreign exchange and other income (expenses) incurred for the periods presented:

(expressed in millions)	For the three months ended December 31,			For the year ended December 31,		
	2025	2024	Variance	2025	2024	Variance
Gain (loss) on derivative financial instruments	$ 14.2	$ (2.0)	$ 16.2	$ 32.7	$ (6.0)	$ 38.7
Foreign exchange gain (loss)	(1.3)	(6.1)	4.8	4.3	(14.7)	19.0
Other income (expenses)	(0.2)	0.1	(0.3)	(0.3)	–	(0.3)
	$ 12.7	$ (8.0)	$ 20.7	$ 36.7	$ (20.7)	$ 57.4

The gain (loss) on derivative instruments includes the mark-to-market of financial instruments that are designed at Fair Value Through Profit and Loss. The instruments include warrants and other derivative instruments the Company holds, such as warrants in Discovery and EMX (now Elemental Altus). The Company recognized a significant gain during the current year periods due to the increase in the share price of the underlying common shares.

The foreign exchange gain of $4.3 million recognized in the year ended December 31, 2025, is largely related to our cash and account receivable balances held in Brazilian Reais received from our Vale royalty, which strengthened relative to the U.S. dollar during the year.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

(expressed in millions)	For the three months ended December 31,			For the year ended December 31,		
	2025	2024	Variance	2025	2024	Variance
Finance income						
Interest	$ 2.5	$ 13.5	$ (11.0)	$ 28.2	$ 60.6	$ (32.4)
	$ 2.5	$ 13.5	$ (11.0)	$ 28.2	$ 60.6	$ (32.4)
Finance expenses						
Standby charges	$ 0.6	$ 0.6	$ –	$ 2.4	$ 2.1	$ 0.3
Amortization of debt issue costs	0.1	–	0.1	0.4	0.4	–
Accretion of lease liabilities	0.1	0.1	–	0.3	0.1	0.2
	$ 0.8	$ 0.7	$ 0.1	$ 3.1	$ 2.6	$ 0.5

Finance income includes interest earned on our cash and cash equivalents. We earned less interest income in the current year periods due to a decrease in yields and cash and cash equivalents balances held compared to 2024. Also included in finance income is accrued interest of $5.5 million (C$7.5 million) earned on our cash deposits posted with the CRA, which we expect to fully recover as a result of the CRA Settlement.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of our credit facility, fees incurred in connection with standby letters of credit outstanding during the year, and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In Q3 2025, we borrowed $175.0 million against our Corporate Revolver to fund the acquisition of the Arthur Gold royalty and incurred $1.2 million in interest expense, which was capitalized as part of the acquisition cost of the Arthur Gold royalty asset.

SUMMARY OF QUARTERLY INFORMATION

Selected quarterly financial and statistical information for the most recent eight quarters[1] is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs sold, net GEOs sold, per GEO amounts and per share amounts)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenue	$ 597.3	$ 487.7	$ 369.4	$ 368.4	$ 321.0	$ 275.7	$ 260.1	$ 256.8
Costs and expenses[2]	143.4	146.7	63.6	114.9	103.6	93.7	91.1	98.6
Operating income	453.9	341.0	305.8	253.5	217.4	182.0	169.0	158.2
Other income	14.4	21.4	9.9	16.1	4.8	12.9	5.8	13.8
Income tax expense	100.6	74.9	68.6	59.8	46.8	42.2	95.3	27.5
Net income	367.7	287.5	247.1	209.8	175.4	152.7	79.5	144.5
Basic earnings per share	$ 1.91	$ 1.49	$ 1.28	$ 1.09	$ 0.91	$ 0.79	$ 0.41	$ 0.75
Diluted earnings per share	$ 1.90	$ 1.49	$ 1.28	$ 1.09	$ 0.91	$ 0.79	$ 0.41	$ 0.75
Net cash provided by operating activities	$ 426.5	$ 348.0	$ 430.3	$ 288.9	$ 243.0	$ 213.6	$ 194.4	$ 178.6
Net cash provided by (used in) investing activities	64.1	(208.0)	(1,338.1)	(551.0)	(31.1)	(279.0)	(36.7)	(190.5)
Net cash used in financing activities	(70.3)	(64.2)	(66.1)	(66.8)	(62.0)	(61.1)	(59.2)	(58.1)
Average Gold Price[3]	$ 4,145	$ 3,456	$ 3,279	$ 2,863	$ 2,662	$ 2,477	$ 2,338	$ 2,072
GEOs sold[4]	141,656	138,772	112,093	126,585	120,063	110,110	110,264	122,897
Net GEOs sold[4]	129,690	125,115	101,876	113,138	107,140	97,232	97,817	106,681
Cash Costs[5]	$ 49.6	$ 47.2	$ 33.5	$ 38.5	$ 34.4	$ 31.9	$ 29.1	$ 33.6
Cash Costs[5] per GEO sold	$ 350	$ 340	$ 299	$ 304	$ 287	$ 290	$ 264	$ 273
Adjusted EBITDA[5]	$ 541.2	$ 427.3	$ 365.7	$ 321.9	$ 277.4	$ 236.2	$ 221.9	$ 216.1
Adjusted EBITDA[5] per share	$ 2.81	$ 2.22	$ 1.90	$ 1.67	$ 1.44	$ 1.23	$ 1.15	$ 1.12
Adjusted EBITDA Margin[5]	90.6 %	87.6 %	99.0 %	87.4 %	86.4 %	85.7 %	85.3 %	84.2 %
Adjusted Net Income[5][6]	$ 356.2	$ 275.0	$ 238.5	$ 205.6	$ 183.3	$ 153.9	$ 144.9	$ 136.1
Adjusted Net Income[5][6] per share	$ 1.85	$ 1.43	$ 1.24	$ 1.07	$ 0.95	$ 0.80	$ 0.75	$ 0.71
Adjusted Net Income Margin[5][6]	59.6 %	56.4 %	64.6 %	55.8 %	57.1 %	55.8 %	55.7 %	53.0 %

1 Sum of the quarters may not add up to yearly total due to rounding.

2 Includes an impairment reversal of $0.7 million Q3 2025, an impairment reversal of $4.1 million in Q2 2025, and impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.

3 Based on LBMA Gold Price PM Fix.

4 Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this MD&A for more information on our methodology for calculating GEOs sold and Net GEOs sold.

5 Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Financial Measures" section of this MD&A for more information on each non-GAAP financial measure.

6 Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the Organisation for Economic Co-operation and Development's Global Minimum Tax ("GMT") initiative pertaining to income earned in Q1 2024.

BALANCE SHEET REVIEW

Summary Balance Sheet and Key Financial Metrics

(expressed in millions, except debt-to-equity ratio)	At December 31, 2025		2024
Cash and cash equivalents	$ 670.9	$	1,451.3
Current assets	1,021.4		1,716.8
Non-current assets	7,220.0		4,613.6
Total assets	$ 8,241.4	$	6,330.4
Current liabilities	$ 123.0	$	67.5
Non-current liabilities	483.1		266.3
Total liabilities	$ 606.1	$	333.8
Total shareholders' equity	$ 7,635.3	$	5,996.6
Total common shares outstanding	192.8		192.6
Capital management measures			
Available capital	$ 2,840.1	$	2,879.5
Debt-to-equity	–		–

Assets

Total assets were $8,241.4 million as at December 31, 2025 compared to $6,330.4 million as at December 31, 2024. Our non-current asset base is primarily comprised of royalty, stream and working interests, investments and loans receivable, while our current assets are primarily comprised of cash and cash equivalents, receivables, loans receivables, gold and silver bullion and stream inventory.

Current assets decreased compared to December 31, 2024, as the Company used cash on hand and sold gold bullion and equity investments to fund mineral interest acquisitions in 2025. At December 31, 2025, current assets also include the cash deposits we posted as security with the CRA which are expected to be recovered in the short-term.

Non-current assets increased primarily due to the additions of the Western Limb Stream, the Porcupine financing package, the Côté Gold royalty, and the Arthur Gold royalty, partly offset by the depletion of our royalty, stream and working interests. During 2025, our equity investments, which are marked to market, increased in fair value by $802.3 million.

Liabilities

Total liabilities as at December 31, 2025 increased compared to December 31, 2024, largely due to an increase in current and deferred income tax liabilities as a result of tax measures enacted in relation to the GMT. In Q3 2025, we drew down $175.0 million from our Corporate Revolver to finance part of the acquisition of the royalty on the Arthur Gold Project. The Corporate Revolver was fully repaid within that quarter.

Shareholders' Equity

Shareholders' equity increased compared to December 31, 2024 as a result of earning net income of $1,112.1 million in 2025 and an increase of $696.3 million, net of tax, in the fair value of our equity investments which are recorded at fair value through other comprehensive income. These were offset by dividends of $293.8 million of which $18.7 million was settled through the issuance of common shares pursuant to the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the periods ended December 31, 2025 and 2024 was as follows:

(expressed in millions)	For the three months ended December 31,				For the year ended December 31,			
		2025		2024		2025		2024
Net cash provided by operating activities	$	426.5	$	243.0	$	1,493.7	$	829.5
Net cash provided by (used in) investing activities		64.1		(31.1)		(2,033.0)		(537.3)
Net cash used in financing activities		(70.3)		(62.0)		(267.4)		(240.4)
Effect of exchange rate changes on cash and cash equivalents		13.9		(15.9)		26.3		(22.4)
Net change in cash and cash equivalents	$	434.2	$	134.0	$	(780.4)	$	29.4

Operating Activities

Net cash provided by operating activities was $426.5 million in Q4 2025 (Q4 2024 – $243.0 million) and $1,493.7 million in 2025 (2024 – $829.5 million). Operating cash flow in Q4 2025 was higher than in Q4 2024 primarily due to an increase in revenue and higher proceeds from sales of our gold and silver bullion. During Q4 2025 and 2025, we sold 3,000 gold ounces and 66,984 gold ounces, respectively, for gross proceeds of $12.5 million and $221.16 million, respectively. The timing of the sale of gold and silver bullion and stream inventory may vary from period to period.

Investing Activities

Net cash provided by investing activities was $64.1 million in Q4 2025 (Q4 2024 – net cash used of $31.1 million) and $2,033.0 million in 2025 (2024 – $537.3 million). Investing activities in Q4 2025 included proceeds from repayment of our loans to G Mining Ventures and EMX (prior to its acquisition by Elemental Altus), which provided $104.1 million in cash in the quarter. Also included in investing activities was the payment of the contingent consideration of $25.0 million in connection with the Arthur Gold royalty which closed earlier in the year. Investing activities in the first nine months of 2025 included the initial funding of $250.0 million for the Arthur Gold royalty, the acquisition of the Côté Gold royalty of $1,050.0 million, the closing of the Porcupine royalty of $300.0 million, the acquisition of Discovery subscription receipts of $48.6 million and the acquisition of the Western Limb Stream of $500.0 million. In 2025, we sold equity investments for cash proceeds of $109.9 million.

Financing Activities

For Q4 2025, net cash used in financing activities was $70.3 million (Q4 2024 – $62.0 million) and $267.4 million in 2025 (2024 – $240.4 million). Financing activities primarily related to the payment of dividends offset by proceeds from the exercise of stock options held by employees of the Company. During the quarter, we also drew down $175.0 million from our Corporate Revolver to finance part of the acquisition of the royalty on the Arthur Gold Project. The Corporate Revolver was fully repaid within the quarter.

Capital Resources

Management's objectives when managing capital are:

(a) when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and

(b) to ensure that adequate levels of capital are maintained to meet Franco-Nevada's operating requirements and other current liabilities.

Our capital resources comprise cash and cash equivalents, equity investments other than those held as long-term strategic investments, gold and silver bullion we receive from our royalties in kind, and our revolving credit facility.

Our cash and cash equivalents totaled $670.9 million as at December 31, 2025 (December 31, 2024 – $1,451.3 million). As at December 31, 2025, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our equity investments totaled $1,141.3 million as at December 31, 2025 (December 31, 2024 – $325.5 million). Of the total investments held, $1,093.3 million was held in publicly-traded equity instruments (December 31, 2024 – $316.8 million). Of the $1,093.3 million held in publicly-traded equity instruments, $138.0 million relates to our holdings of LIORC (December 31, 2024 – $127.3 million) which we consider being equivalent to a royalty and therefore hold as a long-term strategic investment.

As at the date of this MD&A, we have one unsecured revolving credit facility available of $1.0 billion, with an accordion of $500.0 million, and a maturity date of March 10, 2031. As at December 31, 2025, we had four standby letters of credit in the amount of $48.1 million (C$66.0 million) in relation to the audit by the CRA, as referenced in the "Contingencies" section of this MD&A. These standby letters of credit reduced the available balance under the Corporate Revolver such that we had a total of $951.9 million available under the Corporate Revolver. As a result of the CRA Settlement, these standby letters of credit were released subsequent to year-end.

Our near-term cash requirements include purchase commitments for the ongoing cost per ounce under stream agreements as outlined in the "Purchase Commitments" section, corporate administration costs, certain costs of operations, commitments under our various environmental and social initiatives, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues and interest income. We also have capital commitments in connection with royalty and stream agreements we have entered into, as detailed in the "Capital Commitments" section. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. Other than the capital commitments detailed in the "Capital Commitments" section of this MD&A, the acquisition of additional royalties, streams or other investments are entirely discretionary and will be consummated through the use of cash, equity investments and gold and silver bullion, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver.

Our results are impacted by foreign currency fluctuations relative to the U.S. dollar. Our largest exposure is with respect to the Canadian-U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our corporate general and administrative expenses and the depletion of our royalty, stream and working interests. We also have exposure to the Australian dollar due to our Australian subsidiary and to the Brazilian real due to our Vale royalty which is paid in Brazilian reales. We also have nominal exposure to the Chilean peso, the Peruvian sol, and the South African rand. In 2025, the Canadian dollar traded in a range of $0.6848 to $0.7376, ending at $0.7296; the Australian dollar traded between $0.5955 and $0.6717, ending at $0.6681; and the Brazilian real traded between 0.16002 and 0.189297, ending at 0.1822.

Purchase Commitments

The following table summarizes Franco-Nevada's commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2025. The table does not reflect the acquisition of the Casa Berardi gold stream and the partial buyback of the Cascabel stream which are expected to occur subsequent to December 31, 2025. For further details, please refer to the "Corporate Developments" section of this MD&A.

Interest	Attributable payable production to be purchased			Per ounce cash payment [1],[2]			Term of agreement [3]	Date of contract
	Gold	Silver	PGM	Gold	Silver	PGM		
Antamina	– %	22.5 % [4]	– %	n/a	5 % [5]	n/a	40 years	7-Oct-15
Antapaccay	– % [6]	– % [7]	– %	20 % [8]	20 % [9]	n/a	40 years	10-Feb-16
Candelaria	68 % [10]	68 % [10]	– %	$ 400	$ 4.00	n/a	40 years	6-Oct-14
Cascabel	14 % [11]	– %	– %	20 % [12]	n/a	n/a	40 years	15-Jul-24
Cooke 4	7 %	– %	– %	$ 400	n/a	n/a	40 years	5-Nov-09
Cobre Panamá Fixed Payment Stream	— % [13]	– % [14]	– %	$ 418 [15]	$ 6.27 [16]	n/a	40 years	19-Jan-18
Cobre Panamá Floating Payment Stream	— % [17]	– % [18]	– %	20 % [19]	20 % [20]	n/a	40 years	19-Jan-18
Condestable	— % [21]	– % [22]	– %	20 % [23]	20 % [24]	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50 %	– %	– %	$ 800	n/a	n/a	40 years	2-Oct-14
Karma	4.875 %	– %	– %	20 % [25]	n/a	n/a	40 years	11-Aug-14
New Prosperity	22 % [26]	– %	– %	$ 400 [27]	n/a	n/a	40 years	12-May-10
Sabodala	— % [28]	– %	– %	20 % [29]	n/a	n/a	40 years	25-Sep-20
Sudbury [30]	50 %	– %	50 %	$ 400	n/a	$ 400	40 years	15-Jul-08
Tocantinzinho	12.5 % [31]	– %	– %	20 % [32]	n/a	n/a	40 years	18-Jul-22
Western Limb	– % [33]	– %	1 % [34]	5 % [35]	n/a	5 %	40 years	28-Feb-25

1   Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb.

2   Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3   Subject to successive extensions.

4   Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement. At December 31, 2025, a cumulative total of 32.1 million silver ounces have been delivered.

5   Purchase price is 5% of the average silver price at the time of delivery.

6   Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.

7   Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.

8   Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.

9   Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.

10 Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement. At December 31, 2025, a cumulative total of 650,089 gold ounces and 11.0 million silver ounces have been delivered.

11 Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.

12 Purchase price is 20% of the spot price of gold at the time of delivery.

13 Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.

14 Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.

15 After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.

16 After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.

17 Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.

18 Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.

19 After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.

20 After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.

21 Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate. At December 31, 2025, a cumulative total of 43,800 gold ounces have been delivered.

22 Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.5 million ounces have been delivered.

23 Purchase price is 20% of the spot price of gold at the time of delivery.

24 Purchase price is 20% of the spot price of silver at the time of delivery.

25 Purchase price is 20% of the average gold price at the time of delivery.

26 Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.

27 Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.

28 Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).

29 Purchase price is 20% of prevailing market price at the time of delivery.

30 Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

31 Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement. At December 31, 2025, a cumulative total of 85,440 gold ounces have been delivered.

32 Purchase price is 20% of the spot price of gold at the time of delivery.

33 Gold deliveries are referenced to platinum, palladium, rhodium and gold ("4E") ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.

34 Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum. At December 31, 2025, a cumulative total of 9,174 platinum ounces have been delivered.

35 After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.

Capital Commitments

As at December 31, 2025, we have the following investment commitments with respect to our royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$478.3 million (reduced to $239.2 million following the operator's buy-back of 50% of the Cascabel stream exercised subsequent to 2025 year-end)	Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing
Royalty Acquisition Venture with Continental	$36.5 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million	50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons
Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy-back option on the royalty) in excess of $15 million
Elemental Altus Royalties Corp.	$4.9 million	Sourcing by Elemental Altus (previously EMX) of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million	Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources
Gold Quarry	$1.0 million	An increase in the minimum annual royalty amount during any calendar year preceding January 1, 2030
Yilgarn Star royalty	A$1.5 million	Commencement of commercial mining within 18 months of the December 24, 2025 agreement date

We also have commitments related to environmental and social initiatives in connection with our acquisition of royalty and stream interests.

Contingencies

(a) Cobre Panamá

On June 18, 2025, we agreed to suspend the arbitration against the GOP we had filed under the Canada-Panama Free Trade Agreement with the International Centre for Settlement of Investment Disputes on June 27, 2024.

(b) Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

From December of 2018 to November of 2024, the Company received Notices of Reassessment from the CRA for taxation years 2013 to 2019 (the "Reassessments") in relation to its Mexican and Barbadian subsidiaries. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the "Act") and asserted that a majority of the income earned by the Mexican and Barbadian subsidiaries should have been included in the income of the Company and subject to tax in Canada. The Reassessments resulted in $204.7 million (C$280.3 million) of additional Federal and provincial income taxes, transfer pricing penalties, and interest and other penalties.

The Company filed formal Notices of Objection with the CRA against the Reassessments and commenced an appeal in the Tax Court of Canada with respect to the Reassessments for the 2013-2015 taxation years. The Company also posted security for 50% of the reassessed amounts in the form of cash totaling $44.7 million (C$61.4 million) and standby letters of credit totaling $48.1 million (C$66.0 million), as referenced in Note 9 and Note 13 of the financial statements, respectively.

On September 11, 2025, the Company reached a settlement with the CRA (the "CRA Settlement") which provides for a final resolution of the Company's tax dispute in connection with the Reassessments.

CRA Settlement Highlights:

- The CRA Settlement will not require the payment of any tax in Canada on the foreign earnings of the Company's Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years.

- The service fee charged by the Company for certain services provided to the Barbadian and Mexican subsidiaries will be adjusted to increase the mark-up applied to the Company's cost of providing those services from the current range of 7-20% to 30%.

- The additional service fee will result in the Company being subjected to Canadian tax on additional income of C$1.4 million in Canada for the 2013 to 2019 taxation years. After the application of non-capital losses, the Company does not anticipate any additional cash taxes will arise in respect of these years as a result of the CRA Settlement.

- Transfer pricing penalties reflected in the Reassessments will be reversed. The interest charges reflected in the Reassessments will be reduced and adjusted consequentially to the adjustments described above.

- The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, including the 2020 and 2021 taxation years which are currently under audit, provided there are no material changes to the facts or law. On November 4, 2025, the Canadian Federal Government announced proposed changes to the transfer pricing legislation which, if enacted, would apply from 2026 onwards. The Company is in the process of evaluating the potential impact of these proposals.

In Q4 2025, the CRA issued revised Notices of Reassessment to the Company to reflect the adjustments under the CRA Settlement. The Company expects that the amounts that were posted as security for the Reassessments in the form of standby letters of credit totaling $48.1 million (C$66.0 million), and cash totaling $44.7 million (C$61.4 million) will be fully refunded plus interest of approximately $5.5 million (C$7.5 million), which has been accounted for in the year. Subsequent to year-end, the Company received cash refunds totaling $30.0 million (C$41.2million) and all standby letters of credit were released. The Company expects the remaining cash deposit balance to be returned in the short-term.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our audited consolidated financial statements for the year ended December 31, 2025.

New and Amended Accounting Standards Adopted by the Company

There were no new or amended accounting standards adopted in the current year.

New Accounting Standards Issued But Not Yet Effective

Certain new and amended accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* ("IFRS 18"), which replaces IAS 1 *Presentation of Financial Statements* ("IAS 1"). IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 *Statement of Cash Flows*, which include changing the starting point for determining cash flows from operations under the indirect method, from 'profit or loss' to 'operating profit or loss' and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 *Financial Instruments* ("IFRS 9") and IFRS 7 *Financial Instruments: Disclosures* ("IFRS 7"). The amendments include:

- A clarification that a financial liability is derecognized on the 'settlement date' and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

- Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;

- Clarifications on what constitute 'non-recourse features' and what are the characteristics of contractually linked instruments; and

- The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at FVTOCI.

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Company's financial statements.

OUTSTANDING SHARE DATA

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 10, 2026, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,798,692
Issuable upon exercise of Franco-Nevada options[1]	535,808
Issuable upon vesting of Franco-Nevada RSUs[2]	107,257
Diluted common shares	193,441,757

1 There were 535,808 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$75.45 to C$231.18 per share. The above table assumes all stock options are exercisable.

2 There were 33,515 time-based RSUs and 73,742 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 200% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the year ended December 31, 2025, we did not issue or have any outstanding preferred shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining Franco-Nevada's internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada's assets that could have a material effect on Franco-Nevada's financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this Annual Report fairly represents, in all material respects, the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this Annual Report.

Franco-Nevada's disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this Annual Report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of Franco-Nevada's internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on that evaluation, management, under the supervision of our President & CEO and CFO, has concluded that Franco-Nevada's internal control over financial reporting was effective as of December 31, 2025. An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada's disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on this evaluation, management concluded that Franco-Nevada's disclosure controls and procedures were effective as of December 31, 2025.

For the year ended December 31, 2025, there has been no change in Franco-Nevada's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada's internal control over financial reporting.

Management's report on the effectiveness of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management's Report on Internal Control over Financial Reporting that accompanies Franco-Nevada's annual consolidated financial statements for the fiscal year ended December 31, 2025.

GOLD EQUIVALENT OUNCES AND NET GOLD EQUIVALENT OUNCES

Gold Equivalent Ounces

GEOs include Franco-Nevada's attributable share of production from all of our royalties, streams and working interests, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion.

Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. Beginning in 2026, the Company will be adopting fixed GEO conversion ratios based on the pricing assumptions outlined in our guidance for that year. This methodology replaces our previous methodology which was based on variable GEO conversion ratios using prevailing market prices. For illustrative purposes, please refer to the average commodity price table on pages 31 and 35 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2025 and 2024, respectively.

Net Gold Equivalent Ounces

Net GEOs are GEOs sold, net of direct operating costs, including, for our stream GEOs, the associated ongoing cost per ounce. We use Net GEOs to reflect that GEOs from royalty interests have different economics than GEOs from stream interests due to the ongoing cost per ounce associated with GEOs from streams. We calculate Net GEOs on a quarterly basis by dividing Cash Costs (as defined below in the "Non-GAAP Financial Measures" section) by the average gold price (based on the LBMA PM Fix during the period), and subtracting this total from GEOs sold in the period.

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, excepts GEOs and Average Gold Price)		Q1 2025		Q2 2025		Q3 2025		Q4 2025		For the year ended December 31, 2025
GEOs		126,585		112,093		138,772		141,656		**519,106**
Less:										
Cash Costs	$	38.5	$	33.5	$	47.2	$	49.6	$	**168.8**
Divided by: Average gold price per ounce	$	2,863	$	3,279	$	3,456	$	4,145	$	**3,425**
		13,447		10,217		13,657		11,966		**49,287**
Net GEOs		**113,138**		**101,876**		**125,115**		**129,690**		**469,819**

(expressed in millions, excepts GEOs and Average Gold Price)		Q1 2024		Q2 2024		Q3 2024		Q4 2024		For the year ended December 31, 2024
GEOs		122,897		110,264		110,110		120,063		463,334
Less:										
Cash Costs	$	33.6	$	29.1	$	31.9	$	34.4	$	129.0
Divided by: Average gold price per ounce	$	2,072	$	2,338	$	2,477	$	2,662	$	2,369
		16,216		12,447		12,878		12,923		54,464
Net GEOs		106,681		97,817		97,232		107,140		408,870

NON-GAAP FINANCIAL MEASURES

Cash Costs and Cash Costs per GEO Sold

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold is calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada's ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-

Nevada's performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

(expressed in millions, except per GEO amounts)	For the three months ended December 31,				For the year ended December 31,			
		2025		2024		2025		2024
Total costs of sales	$	136.9	$	94.4	$	475.5	$	354.3
Depletion and depreciation		(87.3)		(60.0)		(306.7)		(225.3)
Cash Costs	$	49.6	$	34.4	$	168.8	$	129.0
GEOs		141,656		120,063		519,106		463,334
Cash Costs per GEO sold	$	350	$	287	$	325	$	278

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and earnings per share ("EPS"):

- Income tax expense/recovery;
- Finance expenses;
- Finance income;
- Depletion and depreciation;
- Impairment losses and reversals related to royalty, stream and working interests;
- Gains/losses on disposal of royalty, stream and working interests;
- Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
- Changes in fair value of equity investments, loans receivable and other financial instruments; and
- Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements.

Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada and its ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

(expressed in millions, except per share amounts)	For the three months ended December 31, 2025	2024	For the year ended December 31, 2025	2024
Net income	$ 367.7	$ 175.4	$ 1,112.1	$ 552.1
Income tax expense	100.6	46.8	303.9	211.8
Finance expenses	0.8	0.7	3.1	2.6
Finance income	(2.5)	(13.5)	(28.2)	(60.6)
Depletion and depreciation	87.3	60.0	306.7	225.3
Impairment reversal	–	–	(4.8)	–
Gain on disposal of royalty interests	–	–	–	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(12.7)	8.0	(36.7)	20.7
Adjusted EBITDA	$ 541.2	$ 277.4	$ 1,656.1	$ 951.6
Basic weighted average shares outstanding	192.8	192.5	192.7	192.4
Basic earnings per share	$ 1.91	$ 0.91	$ 5.77	$ 2.87
Income tax expense	0.52	0.24	1.58	1.10
Finance expenses	–	–	0.02	0.01
Finance income	(0.01)	(0.07)	(0.16)	(0.31)
Depletion and depreciation	0.45	0.31	1.59	1.17
Impairment reversal	–	–	(0.02)	–
Gain on disposal of royalty interests	–	–	–	–
Foreign exchange (gain) loss and other (income) expenses	(0.06)	0.05	(0.19)	0.11
Adjusted EBITDA per share	$ 2.81	$ 1.44	$ 8.59	$ 4.95

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management's performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company's ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

(expressed in millions, except Adjusted EBITDA Margin)	For the three months ended December 31, 2025	2024	For the year ended December 31, 2025	2024
Adjusted EBITDA	$ 541.2	$ 277.4	$ 1,656.1	$ 951.6
Revenue	597.3	321.0	1,822.8	1,113.6
Adjusted EBITDA Margin	90.6%	86.4%	90.9%	85.5%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

- Foreign exchange gains/losses and other income/expenses;
- Impairment losses and reversals related to royalty, stream and working interests;
- Gains/losses on disposal of royalty, stream and working interests;
- Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
- Changes in fair value of equity investments, loans receivable and other financial instruments;
- Impact of income taxes on these items;
- Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
- Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating

results, and to supplement information in its financial statements. Management believes that, in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the items that are adjusted for are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

(expressed in millions, except per share amounts)	For the three months ended December 31, 2025		2024	For the year ended December 31, 2025		2024
Net income	$	367.7	$ 175.4	$	1,112.1	$ 552.1
Impairment reversal		–	–		(4.8)	–
Gain on disposal of royalty interests		–	–		–	(0.3)
Foreign exchange (gain) loss and other (income) expenses		(12.7)	8.0		(36.7)	20.7
Tax effect of adjustments		1.2	(0.4)		4.6	(2.4)
Other tax related adjustments						
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate		–	–		–	49.1
Change in unrecognized deferred income tax assets		–	0.3		–	(1.1)
Adjusted Net Income	$	356.2	$ 183.3	$	1,075.2	$ 618.1
Basic weighted average shares outstanding		192.8	192.5		192.7	192.4
Basic earnings per share	$	1.91	$ 0.91	$	5.77	$ 2.87
Impairment reversal		–	–		(0.02)	–
Gain on disposal of royalty interests		–	–		–	–
Foreign exchange (gain) loss and other (income) expenses		(0.07)	0.04		(0.19)	0.11
Tax effect of adjustments		0.01	–		0.02	(0.01)
Other tax related adjustments						
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate		–	–		–	0.26
Change in unrecognized deferred income tax assets		–	–		–	(0.02)
Adjusted Net Income per share	$	1.85	$ 0.95	$	5.58	$ 3.21

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management's performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the

Company's ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

(expressed in millions, except Adjusted Net Income Margin)	For the three months ended December 31,		For the year ended December 31,	
	2025	2024	**2025**	2024
Adjusted Net Income	$ **356.2**	$ 183.3	$ **1,075.2**	$ 618.1
Revenue	**597.3**	321.0	**1,822.8**	1,113.6
Adjusted Net Income Margin	**59.6** %	57.1 %	**59.0** %	55.5 %

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding Franco-Nevada's growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any ongoing or future audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "potential for", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company's exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada's most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada's most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Franco-Nevada Corporation's ("Franco-Nevada" or the "Company") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada's management, with the participation of its President & Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2025. Franco-Nevada's management conducted an evaluation of the Company's internal control over financial reporting based on

criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the President & Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as at December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2025 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/Paul Brink

Paul Brink
President & Chief Executive Officer

/s/Sandip Rana

Sandip Rana
Chief Financial Officer

March 10, 2026



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500
Toronto, Ontario, Canada M5J 0B2
T.: +1 416 863 1133, F.: +1 416 365 8215
Fax to mail: ca_toronto_18_york_fax@pwc.com

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company's royalty, stream and working interests carrying value was $6,043.1 million as of December 31, 2025. Management assesses at the end of each reporting period whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream or working interest level for each property from which independent cash inflows are generated.

Management uses significant judgment when assessing whether there are indicators of impairment or impairment reversal, including, but not limited to, significant change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment or impairment reversal of royalty, stream and working interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment or impairment reversal which would require an impairment or impairment reversal analysis to be performed and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of indicators of impairment or impairment reversal related to significant change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of indicators of impairment or impairment reversal for a sample of royalty, stream and working interests, related to significant change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information by considering (i) current and past performance of royalty, stream and working interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information by operators of royalty, stream and working interests; and (iv) consistency with evidence obtained in other areas of the audit.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 10, 2026

We have served as the Company's auditor since 2007.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,	
(in millions of U.S. dollars)	**2025**	2024
Assets		
Cash and cash equivalents (Note 5)	**$ 670.9**	$ 1,451.3
Receivables	**241.9**	151.8
Gold and silver bullion and stream inventory (Note 8)	**40.1**	96.8
Loans receivable (Note 7)	**–**	5.9
Other current assets (Note 9)	**68.5**	11.0
Current assets	**$ 1,021.4**	$ 1,716.8
Royalty, stream and working interests, net (Note 10)	**$ 6,043.1**	$ 4,098.8
Investments (Note 6)	**1,141.3**	325.5
Loans receivable (Note 7)	**–**	104.1
Deferred income tax assets (Note 21)	**23.2**	30.8
Other assets (Note 11)	**12.4**	54.4
Total assets	**$ 8,241.4**	$ 6,330.4
Liabilities		
Accounts payable and accrued liabilities (Note 12)	**$ 44.9**	$ 28.7
Income tax liabilities (Note 21)	**78.1**	38.8
Current liabilities	**$ 123.0**	$ 67.5
Deferred income tax liabilities (Note 21)	**$ 440.7**	$ 238.0
Income tax liabilities (Note 21)	**33.8**	19.8
Other liabilities	**8.6**	8.5
Total liabilities	**$ 606.1**	$ 333.8
Shareholders' Equity		
Share capital (Note 22)	**$ 5,803.4**	$ 5,769.1
Contributed surplus	**21.6**	23.0
Retained earnings	**1,379.8**	486.5
Accumulated other comprehensive income (loss)	**430.5**	(282.0)
Total shareholders' equity	**$ 7,635.3**	$ 5,996.6
Total liabilities and shareholders' equity	**$ 8,241.4**	$ 6,330.4

Commitments and contingencies (Notes 27 and 28)

Subsequent events (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 10, 2026.

/s/David Harquail

David Harquail
Director

/s/Jennifer Maki

Jennifer Maki
Director

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)		2025		2024
Revenue				
Revenue from royalty, streams and working interests (Note 14)	$	**1,808.6**	$	1,104.7
Interest revenue (Note 7)		**14.2**		8.3
Other interest income (Note 7)		**–**		0.6
Total revenue	$	**1,822.8**	$	1,113.6
Costs of sales				
Costs of sales (Note 15)	$	**168.8**	$	129.0
Depletion and depreciation		**306.7**		225.3
Total costs of sales	$	**475.5**	$	354.3
Gross profit	$	**1,347.3**	$	759.3
Other operating expenses (income)				
General and administrative expenses (Note 2 (q), 16)	$	**35.3**	$	32.9
Share-based compensation expenses (Note 17)		**16.9**		8.0
Impairment reversal (Note 10)		**(4.8)**		–
Gain on disposal of royalty interests (Note 10)		**–**		(0.3)
Gain on sale of gold and silver bullion (Note 8)		**(54.3)**		(7.9)
Total other operating (income) expenses	$	**(6.9)**	$	32.7
Operating income	$	**1,354.2**	$	726.6
Foreign exchange gain (loss) and other income (expenses) (Note 19)	$	**36.7**	$	(20.7)
Income before finance items and income taxes	$	**1,390.9**	$	705.9
Finance items (Note 20)				
Finance income	$	**28.2**	$	60.6
Finance expenses		**(3.1)**		(2.6)
Net income before income taxes	$	**1,416.0**	$	763.9
Income tax expense (Note 21)		**303.9**		211.8
Net income	$	**1,112.1**	$	552.1
Other comprehensive income (loss), net of taxes				
Items that may be reclassified subsequently to profit and loss:				
Currency translation adjustment	$	**91.2**	$	(131.3)
Items that will not be reclassified subsequently to profit and loss:				
Gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"), net of income tax (Note 6)		**696.3**		40.4
Other comprehensive income (loss), net of taxes	$	**787.5**	$	(90.9)
Comprehensive income	$	**1,899.6**	$	461.2
Earnings per share (Note 23)				
Basic	$	**5.77**	$	2.87
Diluted	$	**5.76**	$	2.87
Weighted average number of shares outstanding (Note 23)				
Basic		**192.7**		192.4
Diluted		**193.0**		192.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)		2025		2024
Cash flows from operating activities				
Net income	$	**1,112.1**	$	552.1
Adjustments to reconcile net income to net cash provided by operating activities:				
Depletion and depreciation		**306.7**		225.3
Share-based compensation expenses		**6.3**		5.4
Impairment reversal		**(4.8)**		–
Gain on disposal of royalty interests		**–**		(0.3)
Unrealized foreign exchange (gain) loss		**(10.4)**		12.9
Deferred income tax expense		**108.1**		66.3
Gain on sale of gold and silver bullion		**(54.3)**		(7.9)
(Gain) loss on derivative financial instruments		**(32.7)**		6.0
Other non-cash items		**(10.3)**		(4.2)
Gold and silver bullion from royalties received in-kind		**(117.0)**		(72.7)
Proceeds from sale of gold and silver bullion		**221.0**		42.6
Changes in other assets		**–**		(17.4)
Operating cash flows before changes in non-cash working capital	$	**1,524.7**	$	808.1
Changes in non-cash working capital:				
Increase in receivables	$	**(90.1)**	$	(40.8)
(Increase) decrease in other current assets		**(4.7)**		15.6
Increase in accounts payable and accrued liabilities		**63.8**		46.6
Net cash provided by operating activities	$	**1,493.7**	$	829.5
Cash flows used in investing activities				
Acquisition of royalty, stream and working interests	$	**(2,191.6)**	$	(406.0)
Proceeds from repayment of loan receivable		**114.1**		28.9
Proceeds from sale of investments		**109.9**		23.3
Acquisition of investments		**(60.3)**		(74.5)
Advances of loans receivable		**–**		(118.2)
Proceeds from disposal of royalty interests		**–**		11.2
Acquisition of energy well equipment		**(2.7)**		(1.8)
Acquisition of property and equipment		**(2.4)**		(0.2)
Net cash used in investing activities	$	**(2,033.0)**	$	(537.3)
Cash flows used in financing activities				
Payment of dividends	$	**(275.1)**	$	(242.4)
Proceeds from draw down of Corporate Revolver		**175.0**		–
Repayment of Corporate Revolver		**(175.0)**		–
Proceeds from exercise of stock options		**7.7**		2.8
Revolving credit facility amendment costs		**–**		(0.8)
Net cash used in financing activities	$	**(267.4)**	$	(240.4)
Effect of exchange rate changes on cash and cash equivalents	$	**26.3**	$	(22.4)
Net change in cash and cash equivalents	$	**(780.4)**	$	29.4
Cash and cash equivalents at beginning of year	$	**1,451.3**	$	1,421.9
Cash and cash equivalents at end of year	$	**670.9**	$	1,451.3
Supplemental cash flow information:				
Income taxes paid	$	**162.0**	$	73.8
Dividend income received	$	**8.7**	$	12.6
Interest and standby fees paid	$	**4.0**	$	2.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)	Share Capital (Note 22)	Contributed surplus	Accumulated other comprehensive (loss) income	Retained earnings	Total equity
Balance at January 1, 2024	$ 5,728.2	$ 20.6	$ (192.0)	$ 212.3	$ 5,769.1
Net income	–	–	–	552.1	552.1
Other comprehensive loss, net of taxes	–	–	(90.9)	–	(90.9)
Total comprehensive income					$ 461.2
Exercise of stock options	$ 3.6	$ (0.8)	$ –	$ –	$ 2.8
Share-based payments	–	5.9	–	–	5.9
Vesting of restricted share units	2.7	(2.7)	–	–	–
Transfer of loss on disposal of equity investments at FVTOCI	–	–	0.9	(0.9)	–
Dividend reinvestment plan	34.6	–	–	–	34.6
Dividends declared	–	–	–	(277.0)	(277.0)
Balance at December 31, 2024	$ 5,769.1	$ 23.0	$ (282.0)	$ 486.5	$ 5,996.6
Balance at January 1, 2025	$ 5,769.1	$ 23.0	$ (282.0)	$ 486.5	$ 5,996.6
Net income	–	–	–	1,112.1	1,112.1
Other comprehensive income, net of taxes	–	–	787.5	–	787.5
Total comprehensive income					$ 1,899.6
Exercise of stock options	$ 9.9	$ (2.2)	$ –	$ –	$ 7.7
Share-based payments	–	6.5	–	–	6.5
Vesting of restricted share units	5.7	(5.7)	–	–	–
Transfer of gain on disposal of equity investments at FVTOCI	–	–	(75.0)	75.0	–
Dividend reinvestment plan	18.7	–	–	–	18.7
Dividends declared	–	–	–	(293.8)	(293.8)
Balance at December 31, 2025	$ 5,803.4	$ 21.6	$ 430.5	$ 1,379.8	$ 7,635.3

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation ("Franco-Nevada" or the "Company") is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company's shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company's head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 – Material Accounting Policy Information

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards"). These consolidated financial statements were authorized for issuance by the Board of Directors on March 10, 2026.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company.

(i) Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee

and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2025 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada (Barbados) Corporation[1]	Barbados	100%
FN Holdings ULC	Canada	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada GLW Holdings Corp.	Canada	100%
Franco-Nevada U.S. Corporation	United States	100%
Franco-Nevada Delaware LLC	United States	100%
Franco-Nevada Texas LP	United States	100%
Franco-Nevada Louisiana LLC	United States	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Chaupiloma Dos de Cajamarca S.A.C.	Peru	100%
Minera Global Copper Chile S.A.	Chile	100%

1 Effective on January 1, 2026, Franco-Nevada (Barbados) Corporation has changed its legal name to Franco-Nevada International Corporation.

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company's ability to access or use assets or settle liabilities of its subsidiaries.

(ii) Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations ("JO") and joint ventures ("JV").

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company's interests in any JO, the Company recognizes its share of any assets, liabilities, revenues and expenses of the JO.

The Company's JO arrangements are as follows:

- The Company participates in a strategic relationship with Continental Resources, Inc. ("Continental"), to jointly acquire mineral rights, through a jointly-owned entity (the "Royalty Acquisition Venture"), within Continental's areas of operation. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC ("TMRC II"), in which the Company holds an economic interest of 49.9%. The Company funds 80% of the contributions to TMRC II, with the remainder funded by Continental. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.

- The Company also participates in JO with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The assets, liabilities, revenues and expenses of a JV are accounted for using the equity method. The Company does not have any JV arrangements.

(c) Business Combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income.

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income. Acquisition costs are expensed.

(d) Currency Translation

(i) Functional and Presentation Currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the majority of the companies. The parent Company's functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company's peers. References herein to C$ are to Canadian dollars.

(ii) Foreign Currency Transactions and Balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the companies that have a functional currency different from the presentation currency are translated into U.S. dollars, the group's presentation currency, as follows:

- assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

- income and expenses for each subsidiary are translated at the average exchange rates during the period; and

- all resulting exchange differences are charged/ credited to the currency translation adjustment in other comprehensive income (loss).

(e) Royalty, Stream and Working Interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses and reversals. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 *Property, Plant and Equipment* ("IAS 16"). The major categories of the Company's interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management's view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 *Exploration for and Evaluation of Mineral Resources* ("IFRS 6").

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i) Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii) Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves covered by the agreement. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company's best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record the advance minimum payments as revenue from contracts with customers and depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f) Working Interests in Energy Properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proven and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g) Impairment of Non-Financial Assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units ("CGUs") which, in accordance with IAS 36 *Impairment of Assets* ("IAS 36"), are identified as the smallest identifiable group of assets from which independent cash flows are generated. This is usually at the individual royalty, stream, or working interest level for each property from which independent cash inflows are generated.

An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In addition, under certain circumstances, the Company may use a market approach in determining the recoverable amount which may include judgement and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and/or (iii) market capitalization of comparable assets. Impairment losses are charged to the royalty, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset's recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h) Financial Instruments

Financial assets and financial liabilities are recognized on the Company's statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 *Financial Instruments* ("IFRS 9") model for classification the Company has classified its financial assets and liabilities as described below.

(i) *Cash and Cash Equivalents*

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest rate ("EIR") method.

(ii) *Receivables*

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the EIR method less any impairment loss allowance.

(iii) *Investments*

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months.

The Company's equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments at fair value through other comprehensive income ("FVTOCI"). FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive loss directly to retained earnings.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss ("FVTPL") and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and comprehensive income. Changes in fair value of warrants are recognized as other (expenses) income in the statement of income and comprehensive income.

(iv) *Loans Receivable*

Loans receivable that are held for collection of contractual cash flows and where those cash flows represent solely payments of principal and interest are classified as financial assets at amortized cost. Loans are measured at amortized cost using the EIR method, less any impairment loss allowance. Interest income is recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

Loans receivable that are held for collection of contractual cash flows but where those cash flows do not represent solely payments of principal and interest are classified as financial assets at fair value through profit or loss ("FVTPL"). Loans receivable that are classified at FVTPL are initially recognized at the fair value of the consideration received. Subsequent to initial recognition, the loans receivable classified as FVTPL are measured at fair value. Changes in the fair values of the loans receivable are recognized as other (expenses) income in the statement of income and comprehensive income. The interest income, calculated by applying the contractual interest rate to the principal outstanding at the end of each reporting period, is presented separately from changes in fair value and is included within revenue as other interest income in the statement of income and comprehensive income.

(v) *Financial Liabilities*

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the EIR method.

(i) Impairment of Financial Assets

The allowance for expected credit losses ("ECL") is recognized on the Company's receivables and loans receivable that are classified at amortized cost. The allowance for ECL represents the difference between all contractual cash flows that are due to the Company and all the cash flows the Company expects to receive, discounted at the original EIR, and is deducted from the gross carrying amount of the assets.

The allowance for ECL for receivables is measured based on lifetime ECL under the simplified approach. The allowance for ECL for loans receivable is measured under the general approach and reflects an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. The allowance for ECL is established with consideration for borrower-specific factors, including estimated levels of collateral security, the Company's historical credit loss experience, and current and future expected economic conditions. Forward-looking information is incorporated into the estimation of the allowance for ECL, which involves significant judgment.

The ECL impairment model is based on a forward-looking approach: (i) 12-month ECL or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment. ECL allowances are categorized into three stages:

- Stage 1 all performing financial instruments that have not experienced a significant increase in credit risk since initial recognition;

- Stage 2 all performing financial instruments that have experienced a significant increase in credit risk since initial recognition; and

- Stage 3 financial instruments that are classified as impaired.

In determining whether there has been a significant increase in credit risk and in calculating the allowance for ECLs, the Company relies on estimates and exercises judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from the current assessment, which could require an increase or decrease in the allowance. The Company assesses, on an ongoing basis, whether any loans receivable should be classified as impaired and whether any resulting write-off or change in allowance for ECL should be recorded.

As at December 31, 2025. the Company has no loan receivable outstanding (2024 – two loans receivable measured at amortized cost which are both categorized as Stage 1, and therefore, a 12-month ECL has been calculated).

(j) Revenue Recognition

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i) *Stream Arrangements*

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer's metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

(ii) Royalty Arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

For royalty interests where the Company sells commodities to customers, but is paid with in-kind gold and silver bullion, the Company accounts for the in-kind gold and silver bullion as non-cash consideration received under the revenue contract with customers. The gold and silver bullion is initially recognized at fair value, and is classified within gold and silver bullion and stream inventory on the statements of financial position. Subsequent to initial recognition, the gold and silver bullion is carried at the lower of cost or net realizable value. Upon the subsequent sale of the gold and silver bullion, the Company recognizes a gain or loss on the sale of gold and silver bullion on the statement of income and comprehensive income. Cash proceeds received on sale are classified as an operating cash flow.

(iii) Working Interest Arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(k) Costs of Sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company's share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

(l) Income Taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and comprehensive income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. The Company evaluates its exposure to uncertain tax positions and where it is probable that such exposure will materialize, recognizes a provision. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the tax uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

(m) Stock Options

The Company may issue stock options to directors, officers, employees and consultants under the terms of its share compensation plan. Stock options are measured at fair value at the date of grant. The fair value determined at the date of grant of the stock options is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company's estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(n) Restricted Share Units

The Company may grant performance-based or time-based restricted share units ("RSUs") to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the RSU is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and are subject to a performance multiplier which may range from 0% to 200% of the value.

(o) Deferred Share Units

Non-executive directors may choose to convert their directors' fees into deferred share units ("DSUs") under the terms of the Company's deferred share unit plan (the "DSU Plan"). Directors must elect to convert their fees prior to January 1 of each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company's common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company's common shares when redemption takes place.

(p) Earnings per Share

Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

(q) Reclassification of Comparative Amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. Cobre Panamá arbitration expenses of $6.3 million in 2024, which was previously separately presented on the statement of income and comprehensive income, have been presented in general and administrative expenses. These reclassifications had no effect on the previously reported statements of income and comprehensive income.

New and Amended Accounting Standards Adopted by the Company

There were no new or amended accounting standards adopted in the current year.

New Accounting Standards Issued But Not Yet Effective

Certain new and amended accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* ("IFRS 18"), which replaces IAS 1 *Presentation of Financial Statements* ("IAS 1"). IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 *Statement of Cash Flows* ("IAS 7"), which include changing the starting point for determining cash flows from operations under the indirect method, from 'profit or loss' to 'operating profit or loss' and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 *Financial Instruments* ("IFRS 9") and IFRS 7 *Financial Instruments: Disclosures* ("IFRS 7"). The amendments include:

- A clarification that a financial liability is derecognized on the 'settlement date' and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

- Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;

- Clarifications on what constitute 'non-recourse features' and what are the characteristics of contractually linked instruments; and

- The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at FVTOCI.

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Company's financial statements.

Note 3 – Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Impairment and Reversal of Impairment of Royalty, Stream and Working Interests

Assessment of impairment and reversal of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company's royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and/or (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment or impairment reversal analysis.

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company's assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company's financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally require a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a JO or a JV when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a JO or a JV, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11 *Joint Arrangements* ("IFRS 11"). The Company concluded that the arrangement qualified as a JO based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations and energy properties are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves, and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Note 4 – Acquisitions and Other Transactions

Subsequent to December 31, 2025

(a) Acquisition of Royalty Portfolio from Victoria Gold Corp. – Canada and U.S.

Subsequent to year-end, on February 24, 2026, the Company agreed to acquire a portfolio of six royalties held by Victoria Gold Corp. for total cash consideration of C$55.0 million (approximately $40.1 million). The portfolio includes a 6.0% net smelter royalty return ("NSR") (subject to a 5.0% buydown at the operator's election for C$10.0 million (approximately $7.3 million)) on Banyan Gold Corp.'s AurMac property and a 1.0% NSR on Banyan Gold's Hyland property both in the Yukon. The portfolio also includes a milestone payment on i-80 Gold Corp.'s ("i-80 Gold") Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon. Closing of the transaction is expected to occur in H1 2026 subject to customary conditions, including obtaining court approval.

(b) Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia

Subsequent to year-end, on February 22, 2026, the Company agreed to acquire, through a wholly-owned Australian subsidiary, a A$170 million (approximately $120 million) gross royalty (the "Bullabulling Royalty") from Minerals 260 Limited ("Minerals 260") to support its development of the Bullabulling gold project located approximately 65 km from Kalgoorlie in Western Australia, in the Eastern Goldfields. Additionally, the Company has subscribed for A$50 million ($35.5 million) of Minerals 260's ordinary shares.

The Bullabulling Royalty consists of an incremental 1.45% gross royalty over certain Bullabulling tenements on which the Company already held a 1.00% royalty and a new 2.45% gross royalty over Bullabulling tenements where the Company did not already hold an existing royalty. Upon production of an aggregate of 4.0 Moz Au from royalty lands, the aggregate royalty burden on the royalty lands will step down from 2.45% to 1.63%.

An initial A$75 million ($53.3 million) was funded on February 26, 2026, with a further A$95 million (approximately $67 million) payment to be funded upon obtaining Foreign Investment Review Board ("FIRB") approval for the acquisition of security interests over the project tenements.

Minerals 260 Shares

The Company purchased 111,111,111 shares of Minerals 260 at an issue price of A$0.45 per share for an aggregate purchase price of A$50 million ($35.5 million). Upon closing of the transaction, the Company owned approximately 4.9% of Minerals 260's issued and outstanding shares.

(c) Partial Buybacks of Cascabel Stream and NSR – Ecuador

Subsequent to year-end, in February 2026, the Company was notified that SolGold plc ("SolGold") and Jiangxi Copper Company Limited ("JCC") were exercising their option to buyback 50% of the Cascabel stream and 50% of the Cascabel NSR. As a result, the Company expects to receive in March 2026 the equivalent of approximately $40.7 million (net of the ongoing payment) as a one-time delivery of gold ounces for the buyback of 50% of the Cascabel stream, and approximately $97.5 million in cash for the buyback of 50% of the Cascabel NSR.

Following the buybacks, key terms of the Cascabel Stream and Cascabel NSR include:

Cascabel Stream

- 7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered;

- Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine;

- Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to JCC for each ounce of gold delivered.

Cascabel NSR

- 0.5% NSR on all minerals produced, subject to adjustments based on the production rate, with the option to convert to a gold only NSR for a period of time;

- Annual minimum royalty payments of $5.0 million starting from 2028, subject to certain conditions.

(d) Acquisition of Royalty with i-80 Gold Corp. – Nevada, U.S.

Subsequent to year-end, on February 12, 2026, the Company agreed to acquire, through a wholly-owned U.S. subsidiary, a $250.0 million NSR (the "i-80 Gold Royalty") from i-80 Gold. The i-80 Gold Royalty consists of a 1.5% NSR on all minerals produced and will increase to 3.0% in perpetuity beginning on January 1, 2031 and will apply to Granite Creek, the Ruby Hill Complex (including Archimedes and Mineral Point), Cove and Lone Tree.

Funding of the upfront payment of $225.0 million will be made upon closing, with a further $25.0 million payment subject to completion of 2026 budgeted spending at Mineral Point. Closing of the transaction is subject to customary conditions, and is expected to occur in March 2026.

(e) Acquisition of Stream on the Casa Berardi Gold Mine with Orezone Gold Corporation – Quebec, Canada

Subsequent to year-end, on January 26, 2026, the Company agreed to acquire, through a wholly-owned Canadian subsidiary, a $100.0 million gold stream (the "Casa Berardi Stream") from Orezone Gold Corporation ("Orezone"). The stream transaction will support Orezone's acquisition of Hecla Mining Company's ("Hecla") producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project.

Key terms of the Casa Berardi Stream include:

- Fixed Deliveries: 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by,

- Variable Deliveries: 5.0% of gold produced from the Casa Berardi mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.

- Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to Orezone for each ounce of gold delivered.

Funding of the $100.0 million deposit will be made upon closing. Closing of the transaction is subject to customary conditions, including the successful completion of the asset acquisition by Orezone from Hecla (which is itself subject to conditions), and is expected to occur in March 2026.

The effective date of the Stream is January 1, 2026 and the first full quarter fixed delivery will be due by the later of April 15, 2026 and closing.

2025

(a) Acquisition of Royalty on Barto Gold Mining's Yilgarn Star Gold Mine – Australia

On December 24, 2025, the Company acquired, through a wholly-owned Australian subsidiary, a 1.0% NSR on 75% of all ounces produced and sold on Barto Gold Mining Pty Ltd's ("Barto Gold") Yilgarn Star Project for $4.7million (A$7.0 million), plus a contingent cash payment of $1.0 million (A$1.5 million). The contingent cash consideration is payable if commercial mining is achieved within 18 months of the closing date.

The transaction has been accounted for as an acquisition of a mineral interest.

(b) Acquisition of Royalty on AngloGold Ashanti plc's Arthur Gold Project – Nevada, U.S.

On July 23, 2025, the Company acquired, through a wholly-owned U.S. subsidiary, a 1.0% NSR (of an existing 1.5% NSR on AngloGold Ashanti plc's ("AngloGold") Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation ("Altius") for $250.0 million in cash, plus a contingent cash payment of $25.0 million. The contingent cash consideration was payable dependent upon the final award outcome of an arbitration process between Altius and AngloGold related to the coverage of the royalty.

The final award decision confirming the extent of the area of coverage was received by Altius on August 14, 2025 and the Company paid $25.0 million in relation to the contingent cash consideration on November 19, 2025.

The transaction has been accounted for as an acquisition of a mineral interest.

(c) Funding of Cascabel Stream – Ecuador

On July 17, 2025, the Company, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation ("FNBC"), funded the second of three equal-sized payments in the amount of $23.3 million to SolGold (prior to its acquisition by JCC) for pre-construction activities of the Cascabel project. FNBC acquired the Cascabel stream from SolGold in July 2024 with OR Royalties Ltd.'s subsidiary, Osisko Bermuda Limited ("Osisko"), on a 70%/30% basis.

The transaction has been accounted for as an acquisition of a mineral interest.

(d) Acquisition of Additional Royalty on Gold Quarry Mine – Nevada, U.S.

On July 11, 2025, the Company, through a wholly-owned U.S. subsidiary, acquired from a third party an additional NSR on Nevada Gold Mines LLC's Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined NSR which provides an annual minimum payment of at least 1,650 gold ounces tied to mineral reserves and stockpiles attributed to the royalty property. The contingent consideration is payable dependent upon the annual minimum payment.

The transaction has been accounted for as an acquisition of a mineral interest.

(e) Acquisition of Royalty on Côté Gold Mine – Ontario, Canada

On June 24, 2025, the Company acquired an existing royalty on the Côté Gold mine in Ontario from a private third party for total cash consideration of $1,050.0 million. The royalty consists of a 7.5% gross margin royalty on the Côté Gold mine. Royalty deductions include cash operating costs and exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold mine is operated through an unincorporated joint venture by IAMGOLD Corporation ("IAMGOLD") and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. ("Sumitomo") (30%). IAMGOLD and Sumitomo hold an option, exercisable at their discretion, to buy down up to 50% of the royalty at Franco-Nevada's attributable cost in two equal tranches of 25%. The cost to repurchase the tranches are as follows: (i) the initial 25% buydown option for an internal rate of return equal to the Secured Overnight Financing Rate ("SOFR") plus 1.1%, exercisable within two years of closing, and (ii) the additional 25% buydown option cost for an internal rate of return equal to 10%, following exercise of the initial option, exercisable within three years of closing. Both 25% options are subject to a minimum such that the exercise price shall be the greater of the calculated value or 25% of Franco-Nevada's royalty purchase price ($262.5 million).

The transaction has been accounted for as an acquisition of a mineral interest.

(f) Partial Buyback of Salares Norte NSR – Chile

In May 2025, Gold Fields Limited exercised its option to buy back 1% of the Company's 2.0% NSR on Salares Norte after having paid $6.0 million in cumulative royalty payments.

(g) Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

On April 15, 2025, the Company completed, through wholly-owned Canadian subsidiaries, a comprehensive financing transaction with Discovery Silver Corp. ("Discovery") to support its acquisition of the Porcupine complex located near Timmins, Ontario from Newmont Corporation ("Newmont"). The financing package includes: i) a 4.25% NSR, consisting of two tranches, for $300.0 million, on production from the Porcupine complex, ii) a $100.0 million senior secured term loan (the "Discovery Term Loan"), and iii) $48.6 million (C$70.9 million) of equity participation. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine complex.

Porcupine Royalty

The royalty on the Porcupine complex consists of two tranches:

(i)   a 2.25% NSR in perpetuity on all minerals produced, and

(ii)   a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

The acquisition of the royalty on the Porcupine complex has been accounted for as an acquisition of a mineral interest.

Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month Secured Overnight Financing Rate ("3-Month SOFR") +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028. The warrants have been accounted for as derivative instruments designated at FVTPL.

On September 15, 2025, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of termination.

Discovery Common Shares

As part of Discovery's public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, the Company purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Upon closing of the acquisition of the Porcupine complex by Discovery, the subscription receipts were automatically exchanged for common shares of Discovery.

The Company's holding of common shares of Discovery has been accounted for as an equity investment designated at FVTOCI.

On September 18, 2025, the Company sold 26,000,000 shares for aggregate net proceeds of $84.4 million (C$116.5 million) and realized a gain of $67.4 million (C$93.1 million). As our equity investments are accounted for at FVTOCI, the fair value gain of $67.4 million is presented within shareholders' equity. This gain was included within accumulated other comprehensive income and was transferred to retained earnings upon disposal.

(h) Acquisition of Precious Metals Stream on Sibanye Stillwater Limited's Western Limb Mining Operations – South Africa

On February 28, 2025, the Company's wholly-owned subsidiary, FNBC completed the acquisition of a precious metals stream (the "Western Limb Stream") with reference to specific production from Sibanye Stillwater Limited's ("Sibanye-Stillwater") Marikana, Rustenburg and Kroondal mining operations (the "Stream Area") in South Africa for a purchase price of $500.0 million. The Western Limb Stream is comprised of a gold component for the life of mine ("LOM") and a platinum component.

Key terms of the Western Limb stream include:

- Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold ("4E PGM") production from the Stream Area, according to the following schedule:

  - Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then

  - Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then

  - 80% of gold contained in concentrate for the remaining LOM.

- Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Stream area, according to the following schedule:

  - 1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then

  - Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then

  - No further platinum deliveries.

- Gold and platinum ounces delivered are subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.

- The effective start date of the Western Limb Stream was September 1, 2024. First deliveries related to production from September 1, 2024 to December 31, 2024 were received in March 2025.

The transaction has been accounted for as an acquisition of a mineral interest.

(i) Pandora Royalty – South Africa

On February 28, 2025, the Company and Sibanye-Stillwater converted the Company's 5% net profit interest on the Pandora property to a 1% net smelter return royalty.

(j) Acquisition of Royalty on Hayasa Metals Inc.'s Urasar Project – Armenia

On January 21, 2025, the Company acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.'s ("Hayasa") Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a three-year joint acquisition agreement entered into with EMX Royalty Corporation ("EMX") (prior to its acquisition by Elemental Altus Royalty Corp. ("Elemental Altus")) in June 2023.

The transaction has been accounted for as an acquisition of a mineral interest.

(k) Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned U.S. subsidiary, the Company has a strategic relationship with Continental to acquire, through a jointly-owned entity, the Royalty Acquisition Venture, royalty rights within Continental's areas of operation. The Company recorded contributions to the Royalty Acquisition Venture of $9.8 million in 2025 (2024 – $23.5 million). As at December 31, 2025, the Company's cumulative investment in the Royalty Acquisition Venture totaled $483.5 million and Franco-Nevada has remaining commitments of up to $36.5 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11.

2024

(a) Acquisition of Royalty on Newmont Corporation's Yanacocha Operations – Peru

On August 13, 2024, the Company indirectly acquired from Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and its subsidiary, an existing 1.8% NSR on all minerals (the "Yanacocha Royalty") covering Newmont's Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consisted of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million (payable with 118,534 common shares of Franco-Nevada, as determined as of the date of closing), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

The acquisition of the Yanacocha Royalty was effective July 1, 2024.

The transaction has been accounted for as an acquisition of mineral interests.

(b) Acquisition of Gold Stream on SolGold plc's Cascabel Copper-Gold Project – Ecuador

On July 15, 2024, the Company acquired, through its wholly-owned subsidiary, FNBC, the Cascabel Stream from SolGold (prior to its acquisition by JCC) with reference to production from the Cascabel project located in Ecuador. FNBC and Osisko Gold Royalties Ltd.'s subsidiary, Osisko Bermuda Limited, participated in the stream financing package on a 70%/30% basis. At the time of the transaction, FNBC had committed to provide a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million as follows:

- $70.0 million from FNBC in pre-construction funding available as three equal sized staged payments. FNBC funded an upfront deposit of $23.4 million at closing, with two additional staged deposits of $23.3 million each, subject to completion of key development milestones.

- $455.0 million available from FNBC towards construction, subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNBC are based on gold production from the Cascabel property, according to the following initial schedule:

- 14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.

- Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

Franco-Nevada will pay 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

- In the event of a change of control within five years from closing, FNBC has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.

- FNBC and Osisko obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.

- The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries have provided FNBC and Osisko with corporate guarantees and security over their assets related to the Cascabel project.

- FNBC has agreed to contribute to environmental and social initiatives carried out by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.

The transaction has been accounted for as an acquisition of a mineral interest.

Subsequent to the December 31, 2025 year-end, as noted in Note 4 (c), the Company was notified that SolGold and JCC were exercising their option to buyback 50% of the Cascabel stream. Following the partial buyback, stream deliveries attributable to Franco-Nevada will be as follows:

- 7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered.

- Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine.

Following the partial buyback, the Company's total remaining commitment for the Cascabel Stream has been reduced from $478.3 million to $239.2 million.

(c) G Mining Ventures Corp. Term Loan and Equity Investment

G Mining Ventures Term Loan

The Company advanced, through a wholly-owned subsidiary, $75.0 million to G Mining Ventures Corp. (G Mining Ventures") pursuant to a term loan agreement (the "G Mining Ventures Term Loan"). The G Mining Ventures Term Loan agreement was entered into in July 2022 as part of the Company's initial project financing package in connection with the Tocantinzinho gold project. The G Mining Ventures Term Loan was funded in 2024 and repaid in full in November 2025. Refer to Note 7(a) for further details.

The G Mining Ventures Term Loan was accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

G Mining Ventures Equity Investment

On July 12, 2024, the Company completed a private placement of $25.0 million with G Mining Ventures at a price of C$2.279 per share (equivalent to C$9.116 per share following the merger between G Mining Ventures and Reunion Gold Corporation on July 15, 2024).

On December 4, 2024, the Company exercised share purchase warrants to acquire 2,875,000 common shares of G Mining Ventures at a price of C$7.60 for a total cost of $15.5 million (C$21.9 million). The share purchase warrants were granted to the Company in connection with its initial project financing package for the Tocantinzinho gold project in July 2022.

The Company's holding of common shares of G Mining Ventures has been accounted for as an equity investment designated at FVTOCI.

(d) EMX Royalty Corporation Term Loan

On August 9, 2024, the Company advanced, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX (prior to its acquisition by Elemental Altus) pursuant to a term loan agreement (the "EMX Term Loan"). The EMX Term Loan was repaid in full in November 2025. Refer to Note 7 (b) for further details.

The EMX Term Loan was accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

(e) Term Loan with SolGold

On May 13, 2024, SolGold (prior to its acquisition by JCC) received a $10.0 million term loan (the "SolGold Term Loan") from the Company which was repaid on July 17, 2024. Refer to Note 7 (d) for further details.

The SolGold Term Loan was accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

(f) Acquisition of Royalty in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, the Company acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.'s ("Scottie") claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, the Company acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million).

The acquisition of the gross production royalty has been accounted for as an acquisition of a mineral interest and the common shares of Scottie has been accounted for as an equity investment designated at FVTOCI.

(g) Receipt of Séguéla Royalty Buy-Back Proceeds – Cote d'Ivoire

On March 30, 2024, Fortuna Mining Corp. ("Fortuna") exercised its option to buy-back 0.6% of the Company's initial 1.2% NSR on the Séguéla mine for $6.5 million (A$10.0 million). The Company's NSR percentage on the Séguéla mine is now 0.6%.

The transaction has been accounted for as a disposal of a mineral interest.

(h) Amendment of Condestable Gold and Silver Stream – Peru

On March 27, 2024, the Company amended its precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru by advancing, through its wholly-owned subsidiary, FNBC, an additional up-front deposit of $10.0 million to Southern Peaks Mining Limited (a private company prior to its subsequent acquisition by Rio2 Limited) for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the "Variable Phase 1 Deliveries"), then 37.5% over the remaining life of the mine (the "Variable Phase 2 Deliveries"). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

The transaction has been accounted for as an acquisition of a mineral interest.

(i) Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, the Company acquired, through a wholly-owned U.S. subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

The transaction has been accounted for as an acquisition of a mineral interest.

(j) Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX (previous to its acquisition by Elemental Altus) exercised an option to acquire 0.0531% of the Company's effective NSR on the Caserones mine for a price of $4.7 million, such that the Company's effective NSR on Caserones is now 0.517%.

The transaction has been accounted for as a disposal of a mineral interest.

(k) Acquisition of Additional Royalties on Pascua-Lama Project – Chile

On January 3, 2024, the Company acquired, through a wholly-owned Chilean subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation's Pascua-Lama project for a purchase price of $6.7 million. Including the interest the Company acquired in August 2023, the Company now holds hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

The transaction has been accounted for as an acquisition of a mineral interest.

(l) Acquisition of Additional Natural Gas Royalty Interests in the Haynesville – U.S.

On January 2, 2024, the Company, through wholly-owned U.S. subsidiaries, closed the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. The Company had funded an initial deposit of $12.5 million in November 2023, when it entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

The transaction has been accounted for as an acquisition of a royalty interest.

Note 5 – Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

| | At December 31, | |
	2025	2024
Cash deposits	$ **433.9**	$ 788.1
Term deposits	**237.0**	663.2
	$ **670.9**	$ 1,451.3

As at December 31, 2025 and 2024, cash and cash equivalents were primarily held in interest-bearing deposits. Interest earned on cash and cash equivalents is presented as finance income, as referenced in Note 20.

Note 6 – Investments

Investments comprised the following:

| | At December 31, | |
	2025	2024
Equity investments at FVTOCI	$ **1,105.3**	$ 324.8
Warrants	**36.0**	0.7
	$ **1,141.3**	$ 325.5

Equity Investments at FVTOCI

Changes in equity investments at FVTOCI for the years ended December 31, 2025 and 2024 were as follows:

	Fair value at January 1, 2025		Cost of additions		Gain on changes in fair value		Proceeds of disposition		Impact of foreign exchange		Fair value at December 31, 2025		Realized gain on disposal
G Mining Ventures	$ 133.8	$	–	$	392.3	$	–	$	13.5	$	539.6	$	–
Discovery	–		49.4		351.6		(84.4)		6.4		323.0		67.4
Labrador Iron Ore Royalty Corporation ("LIORC")	127.3		–		4.2		–		6.5		138.0		–
Other	63.7		26.7		54.2		(42.7)		2.8		104.7		19.7
	$ 324.8	$	76.1	$	802.3	$	(127.1)	$	29.2	$	1,105.3	$	87.1

	Fair value at January 1, 2024		Cost of additions		Gain (loss) on changes in fair value		Proceeds of disposition		Impact of foreign exchange		Fair value at December 31, 2024		Realized gain on disposal
G Mining Ventures	$ 47.6	$	47.1	$	46.5	$	–	$	(7.4)	$	133.8	$	–
LIORC	152.7		–		(13.0)		–		(12.4)		127.3		–
Other	46.1		56.1		13.1		(45.5)		(6.1)		63.7		(2.1)
	$ 246.4	$	103.2	$	46.6	$	(45.5)	$	(25.9)	$	324.8	$	(2.1)

Changes in equity investments at FVTOCI and accumulated other comprehensive income (loss) for the years ended December 31, 2025 and 2024 were as follows:

| | **2025** | | 2024 | |
	Equity investments at FVTOCI	**Accumulated other comprehensive income (loss)**	Equity investments at FVTOCI	Accumulated other comprehensive loss
Balance at January 1	$ **324.8**	$ **(282.0)**	$ 246.4	$ (192.0)
Changes in fair value of equity investments at FVTOCI:				
Held during the year	**717.3**	**717.3**	38.5	38.5
Disposed during the year	**85.0**	**85.0**	8.1	8.1
Income tax expense	**–**	**(106.0)**	–	(6.2)
Gain on changes in fair value of equity investments at FVTOCI	**802.3**	**696.3**	46.6	40.4
Additions	**76.1**	**–**	103.2	–
Disposals	**(127.1)**	**–**	(45.5)	–
Transfers within equity following disposal	**–**	**(75.0)**	–	0.9
Impact of foreign exchange	**29.2**	**–**	(25.9)	–
Currency translation adjustment	**–**	**91.2**	–	(131.3)
Balance at December 31	$ **1,105.3**	$ **430.5**	$ 324.8	$ (282.0)

During the year ended December 31, 2025, the Company disposed of equity investments with an initial cost of $40.0 million for gross proceeds of $127.1 million, and realized a fair value gain of $75.0 million, net of tax, which was reclassified from accumulated other income (loss) to retained earnings.

Note 7 – Loans Receivable

Loans receivable comprised the following:

		2025		2024
			At December 31,	
G Mining Ventures Term Loan	$	–	$	75.9
EMX Term Loan		–		34.1
Loans receivable	$	–	$	110.0
Current	$	–	$	5.9
Non-Current		–		104.1
Loans receivable	$	–	$	110.0

(a) G Mining Ventures Term Loan

On January 29, 2024 and April 19, 2024, the Company funded $42.0 million and $33.0 million, respectively, to G Mining Ventures for a total of $75.0 million pursuant to the G Mining Ventures Term Loan.

The G Mining Ventures Term Loan was a 6-year senior secured term loan initially bearing interest at a rate of 3-Month SOFR +5.75% per annum, and reducing to 3-Month SOFR +4.75% on July 29, 2025 after completion tests were achieved at the Tocantinzinho mine. Fees included a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount paid on principal amounts drawn.

On November 7, 2025, G Mining Ventures paid $79.9 million to the Company as full repayment for the G Mining Ventures Term loan.

The G Mining Ventures Term Loan was measured at amortized cost less any impairment loss allowance. Interest revenue of $10.0 million was recognized in 2025 (2024 – $7.5 million) by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

(b) EMX Term Loan

On August 9, 2024, the Company funded, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX pursuant to the EMX Term Loan agreement. The EMX Term Loan was a senior secured term loan with an initial maturity date of July 1, 2029. Interest was payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin between 3.0% and 4.25% depending on EMX's net debt to adjusted EBITDA ratio. During each year, EMX had the right to prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

On April 15, 2025, EMX made a $10.0 principal prepayment on the EMX Term Loan. In November 2025, Elemental Altus acquired EMX, and as a result of the change of control, the EMX Term Loan became due and payable in full and the Company received $25.1 million as full repayment on the EMX Term Loan.

The EMX Term Loan was measured at amortized cost less any impairment loss allowance. Interest revenue of $2.8 million was recognized in 2025 (2024 – $0.6 million) by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

(c) Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month SOFR +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028.

On September 15, 2025, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of the termination.

Interest revenue of $1.4 million was recognized in 2025 within revenue as interest revenue in the statement of income and comprehensive income.

(d) SolGold Loan Facility

On May 13, 2024, the Company funded $10.0 million to SolGold pursuant to the SolGold Term Loan. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. On July 17, 2024, SolGold paid $10.2 million as full repayment for the SolGold Term Loan.

The SolGold Term Loan was measured at amortized cost less any impairment loss allowance. Interest revenue of $0.2 million was recognized in 2024 by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

(e) Skeena Convertible Debenture

On December 18, 2023, the Company advanced $18.7 million (C$25.0 million) to Skeena Resources Ltd. ("Skeena") as a convertible debenture (the "Skeena Convertible Debenture"). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by the Board of Skeena. The Skeena Convertible Debenture was convertible into Skeena common shares at a conversion price of C$7.70. Interest payments were deferred and capitalized until maturity.

On June 26, 2024, following the completion of a project financing for Eskay Creek, the loan matured and the Company received $18.9 million (C$25.9 million) as full repayment for the Skeena Convertible Debenture.

The Skeena Convertible Debenture was measured at FVTPL using present value techniques and assumptions concerning the amount of and timing of future cash flows and discount rates which factored in the appropriate credit risk and the Black-Scholes option pricing model to calculate the fair value of the conversion option. Changes in the fair value of the Skeena Convertible Debenture have been recognized as other (expenses) income in the statement of income and comprehensive income. In 2024, interest income of $0.6 million, calculated by applying the contractual interest rate of 7% to the principal outstanding at the end of each reporting period, has been presented separately from changes in fair value and included within revenue as other interest income in the statement of income and comprehensive income.

Note 8 – Gold and Silver Bullion and Stream Inventory

Gold and silver bullion and stream inventory comprised the following:

	At December 31,	
	2025	2024
Gold and silver bullion from royalties received in-kind[1]	$ **39.5**	$ 89.5
Stream ounces[2]	**0.6**	7.3
	$ **40.1**	$ 96.8

1 Represents gold and silver bullion received from royalty interests settled in-kind. As at December 31, 2025, the Company holds inventory from royalty interests settled in-kind of 10,598 ounces of gold and 13,980 ounces of silver with a carrying value of $39.1 million and $0.4 million, respectively (December 31, 2024 – 41,673 ounces of gold and 10,117 ounces of silver with a carrying value of $89.3 million and $0.2 million, respectively).

2 Represents gold and silver ounces acquired by the Company from its stream arrangements. As at December 31, 2025, the stream ounces inventory consists of 44,872 ounces of silver with a carrying value of $0.6 million (December 31, 2024 – 6,216 ounces of gold and 154,010 ounces of silver with a carrying value of $5.6 million and $1.7 million, respectively).

During the year ended December 31, 2025, the Company sold gold and silver bullion from royalties received in-kind with a cost of $166.7 million (2024 – $34.7 million) for gross proceeds of $221.0 million (2024 – $42.6 million), resulting in a gain on sale of gold and silver bullion of $54.3 million (2024 – $7.9 million).

Note 9 – Other Current Assets

Other current assets comprised the following:

	At December 31,	
	2025	2024
Deposits related to the CRA audits	$ **50.2**	$ –
Tax receivables	**15.2**	8.1
Prepaid expenses	**2.7**	2.5
Debt issue costs	**0.4**	0.4
	$ **68.5**	$ 11.0

Deposits related to the CRA audits represent cash on deposit totaling $44.7 million (C$61.4 million) plus accrued interest of $5.5 million (C$7.5 million). As at December 31, 2025, these amounts have been classified to current assets as the Company expects to recover the balance within twelve months as a result of the CRA Settlement, as referenced in Note 28 (b). Subsequent to year-end, the Company received refunds of its cash security deposits totaling $30.0 million (C$41.2 million), with the remaining balance expected to be returned in the short-term.

Note 10 – Royalty, Stream and Working Interests

(a) Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

As at December 31, 2025	Cost	Accumulated depletion[1]	Impairment reversals[2]	**Carrying value**
Mining royalties	$ 3,207.1	$ (866.7)	$ –	$ **2,340.4**
Streams	5,324.5	(3,684.8)	4.8	**1,644.5**
Energy	2,097.8	(940.4)	–	**1,157.4**
Advanced	703.1	(57.7)	–	**645.4**
Exploration	273.6	(18.2)	–	**255.4**
	$ **11,606.1**	$ **(5,567.8)**	$ **4.8**	$ **6,043.1**

1. Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2025.
2. Impairment reversals recognized in the year ended December 31, 2025.

As at December 31, 2024	Cost	Accumulated depletion[1]	Impairment (losses) reversals[2]	Carrying value
Mining royalties	$ 1,818.7	$ (784.4)	$ –	$ 1,034.3
Streams	4,801.5	(3,528.2)	–	1,273.3
Energy	2,055.2	(857.4)	–	1,197.8
Advanced	389.2	(45.8)	–	343.4
Exploration	267.7	(17.7)	–	250.0
	$ 9,332.3	$ (5,233.5)	$ –	$ 4,098.8

1. Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2024.
2. Impairment (losses) reversals recognized in the year ended December 31, 2024.

Changes in royalty, stream and working interests for the years ended December 31, 2025 and 2024 were as follows:

	Mining royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2024	$ 948.7	$ 1,359.0	$ 1,146.4	$ 396.0	$ 177.0	$ 4,027.1
Additions	140.3	36.2	137.0	8.9	85.0	407.4
Disposals	(10.6)	–	–	–	–	(10.6)
Transfers	44.0	–	–	(36.2)	(7.8)	–
Depletion	(40.0)	(121.9)	(60.9)	(0.2)	–	(223.0)
Impact of foreign exchange	(48.1)	–	(24.7)	(25.1)	(4.2)	(102.1)
Balance at December 31, 2024	$ 1,034.3	$ 1,273.3	$ 1,197.8	$ 343.4	$ 250.0	$ 4,098.8
Balance at January 1, 2025	$ 1,034.3	$ 1,273.3	$ 1,197.8	$ 343.4	$ 250.0	$ 4,098.8
Additions	1,370.7	524.9	9.7	283.9	2.1	2,191.3
Transfers	(4.0)	–	–	4.0	–	—
Impairment reversal	–	4.8	–	–	–	4.8
Depletion	(81.4)	(158.5)	(63.6)	(0.7)	–	(304.2)
Impact of foreign exchange	20.8	–	13.5	14.8	3.3	52.4
Balance at December 31, 2025	$ 2,340.4	$ 1,644.5	$ 1,157.4	$ 645.4	$ 255.4	$ 6,043.1

Of the total net book value as at December 31, 2025, $4,458.1 million (December 31, 2024 - $2,962.4 million) is depletable and $1,585.0 million (December 31, 2024 - $1,136.4 million) is non-depletable.

(b) Impairments of Royalty, Stream and Working Interests

Royalties, stream and working interests are reviewed for impairment or impairment reversal if there is an indication that the carrying amount may not be recoverable or impairment loss previously recognized may no longer exist. The following impairment reversal was recognized in the year ended December 31, 2025.

Cobre Panamá

Cobre Panamá currently remains in a phase of preservation and safe management ("P&SM") with production halted since November 2023. First Quantum Minerals Ltd. ("First Quantum") has reported that they have been working with the Government of Panama ("GOP") and the Ministry of Commerce and Industries ("MICI") to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panamá (the "P&SM Plan"). On May 30, 2025, the GOP, through the MICI, approved and formally instructed the execution of the P&SM Plan, including the sale of the copper concentrate that had been stored on site since operations were suspended. Exports of the copper concentrate commenced in June 2025.

The Company determined that this was an indicator of impairment reversal and concluded that a discrete amount of the asset's FVLCD exceeded its carrying value since the last impairment test was carried out. The Company recorded a partial impairment reversal of $4.8 million in relation to the gold and silver ounces as a result of the sale of copper concentrate. The Company performs ongoing assessments of its Cobre Panamá stream for further indicators of impairment reversals.

Subsequent to year-end, in January 2026, the GOP announced that it would authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. Cobre Panamá is awaiting formal approvals to undertake these activities. In the event that there is a resumption of precious metal stream deliveries to the Company as a result of the processing of the stockpiled ore, or a change in the facts and circumstances surrounding the halting of production at Cobre Panamá, the Company will carry out an assessment of the recoverable amount of the Cobre Panamá CGU at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

(c) Disposals of Royalty Interests

On March 30, 2024, Fortuna exercised its option to buy-back 0.6% of the Company's initial 1.2% NSR on the Séguéla mine for a price of $6.5 million (A$10 million).

On January 19, 2024, EMX (prior to its acquisition by Elemental Altus) exercised its option to acquire a portion of the Company's effective NSR on the Caserones mine for a price of $4.7 million.

Note 11 – Other Assets

Other assets comprised the following:

		2025		2024
		At December 31,		
Energy well equipment, net	$	6.4	$	5.6
Right-of-use assets, net		4.2		4.5
Debt issue costs		1.1		1.4
Furniture and fixtures, net		0.7		0.4
Deposits related to CRA audits		–		42.5
	$	12.4	$	54.4

Deposits related to CRA audits represent cash on deposit with the CRA in connection with the Transfer Pricing Reassessments, as referenced in Note 28 (b). Following the CRA Settlement in September 2025, as referenced in Note 28 (b), these amounts have been reclassified to other current assets, as referenced in Note 9, as the Company expects to recover these deposits within twelve months of December 31, 2025.

Note 12 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

		2025		2024
		At December 31,		
Accounts payable	$	8.4	$	5.1
Accrued liabilities		36.5		23.6
	$	44.9	$	28.7

Note 13 – Debt

Corporate Revolver

As at December 31, 2025, the Company has a $1.0 billion unsecured revolving term credit facility, with a $250.0 million accordion (the "Corporate Revolver") and a maturity date of June 3, 2029.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

- Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce ("CIBC") base rate, plus between 0.00% and 1.05% per annum depending upon the Company's leverage ratio; or

- SOFR as administered by the Federal Reserve Bank of New York loans for periods of 1, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.10% and 2.15% per annum, depending on the Company's leverage ratio.

Canadian dollars

- Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company's leverage ratio; or

- Canadian Overnight Repo Rate Average ("CORRA") loans for a period of 1 or 3 months with interest rate payable at a rate of CORRA, a credit spread adjustment of 29.547 to 32.138 basis points per annum depending on the tenor of the CORRA loan, and a margin between 1.00% and 2.05% per annum depending on the Company's leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company's subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company's leverage ratio, on the unutilized portion of the Corporate Revolver.

On July 22, 2025, the Company drew down $175.0 million from the Corporate Revolver to finance part of the royalty acquisition on the Arthur Gold Project, as referenced in Note 4 (b). The Corporate Revolver was fully repaid in September 2025. Interest incurred of $1.2 million was capitalized to the Arthur Gold Project royalty.

As at December 31, 2025, no amounts were drawn from the Corporate Revolver. The Company had four standby letters of credit in the amount of $48.1 million (C$66.0 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 and 2019 taxation years, as referenced in Note 28 (b). These standby letters of credit reduced the available balance under the Corporate Revolver.

Subsequent to year-end, on February 23, 2026, all four standby letters of credit were returned and cancelled following the CRA Settlement, as referenced in Note 28 (b).

In addition, subsequent to year-end, on March 10, 2026, the Company extended the maturity date of the Corporate Revolver from June 3, 2029 to March 10, 2031, increased the amount available under the accordion from $250.0 million to $500.0 million, and reduced the applicable margin for U.S. advances based on the Secured Overnight Financing Rate ("SOFR") from between 1.10% and 2.15% to between 1.00% and 2.05%, depending on the Company's leverage ratio.

Note 14 – Revenue

Disaggregated revenue under revenue contracts with customers classified by commodity, geography and type comprised the following:

		2025		2024
Commodity				
Gold[1]	$	**1,275.8**	$	706.9
Silver		**235.6**		117.8
Platinum group metals[1]		**37.3**		28.3
Precious metals	$	**1,548.7**	$	853.0
Iron ore[2]	$	**43.7**	$	50.5
Other mining assets		**12.4**		8.2
Other mining	$	**56.1**	$	58.7
Oil	$	**118.8**	$	128.6
Gas		**65.4**		44.1
Natural gas liquids		**19.6**		20.3
Energy	$	**203.8**	$	193.0
Revenue from royalty, stream and working interests	$	**1,808.6**	$	1,104.7
Interest from loans receivable				
Interest revenue	$	**14.2**	$	8.3
Other interest income		**–**		0.6
	$	**1,822.8**	$	1,113.6
Geography				
South America	$	**750.5**	$	451.1
Central America & Mexico		**216.6**		86.1
Canada[1][2]		**354.0**		192.8
United States		**266.1**		205.0
Rest of World		**235.6**		178.6
	$	**1,822.8**	$	1,113.6
Type				
Revenue-based royalties	$	**638.9**	$	440.1
Streams[1]		**990.2**		567.9
Profit-based royalties		**143.9**		57.8
Interest revenue and other[2]		**49.8**		47.8
	$	**1,822.8**	$	1,113.6

1 For the year ended December 31, 2025, revenue includes a gain of $0.1 million and $1.3 million for provisional pricing adjustments for gold and platinum group metals, respectively (2024 – a gain of $0.1 and nil, respectively).

2 For the year ended December 31, 2025, revenue includes dividend income of $7.0 million from the Company's equity investment in LIORC (2024 – $13.8 million).

Note 15 – Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

		2025		2024
Costs of stream sales	$	**151.9**	$	114.3
Mineral production taxes		**4.5**		2.5
Mining costs of sales	$	**156.4**	$	116.8
Energy costs of sales		**12.4**		12.2
	$	**168.8**	$	129.0

Note 16 – General and Administrative Expenses

General and administrative expenses comprised the following:

		2025		2024
Salaries and benefits	$	**14.1**	$	10.1
Professional fees		**6.4**		7.4
Cobre Panamá arbitration expenses (Note 28 (a))		**5.8**		6.3
Community contributions		**1.6**		1.6
Board of Directors' costs		**0.6**		0.4
Office expenses		**1.5**		0.7
Insurance costs		**0.9**		0.9
Other expenses		**4.4**		5.5
	$	**35.3**	$	32.9

Note 17 – Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

		2025		2024
Deferred share units	$	**10.6**	$	2.6
Stock options and restricted share units		**6.3**		5.4
	$	**16.9**	$	8.0

Share-based compensation expenses include expenses related to equity-settled stock options, RSUs and DSUs, as well as the mark-to-market gain or loss related to the DSUs.

Note 18 – Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

		2025		2024
Short-term benefits[1]	$	**4.5**	$	3.8
Share-based payments[2]		**16.9**		7.3
	$	**21.4**	$	11.1

1 Includes salary, benefits and short-term accrued incentives/other bonuses earned in the year.

2 Represents the expense of stock options and RSUs and mark-to-market gains or losses on DSUs during the year.

Note 19 – Foreign Exchange Gain (Loss) and Other Income (Expenses)

Foreign exchange gain (loss) and other income (expenses) comprised the following:

	2025		2024	
Gain (loss) on derivative financial instruments[1]	$	32.7	$	(6.0)
Foreign exchange gain (loss)		4.3		(14.7)
Other income (expenses)		(0.3)		–
	$	36.7	$	(20.7)

1 The gain (loss) on derivative financial instruments includes the mark-to-market of financial instruments that are designated at FVTPL. The financial instruments include warrants and other derivative instruments the Company holds.

For the year ended December 31, 2025, of the foreign exchange gain of $4.3 million (2024 – foreign exchange loss of $14.7 million), $10.4 million was an unrealized foreign exchange gain and $6.1 million was a realized foreign exchange loss (2024 – $12.9 million unrealized foreign exchange loss and $1.8 million realized foreign exchange loss).

Note 20 – Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2025 and 2024 were as follows:

	2025		2024	
Finance income				
Interest	$	28.2	$	60.6
	$	28.2	$	60.6
Finance expenses				
Standby charges	$	2.4	$	2.1
Amortization of debt issue costs		0.4		0.4
Accretion of lease liabilities		0.3		0.1
	$	3.1	$	2.6

Finance income includes interest earned on cash and cash equivalents, as referenced in Note 5. Also included in finance income is accrued interest of $5.5 million (C$7.5 million) earned on the Company's cash deposits posted with the CRA, which the Company expects to recover as a result of the CRA Settlement, as referenced in Note 28 (b). Finance expenses include fees and expenses incurred in connection with the Company's Corporate Revolver, as referenced in Note 13.

For the year ended, December 31, 2025, borrowing costs of $1.2 million related to the Corporate Revolver were capitalized to the Arthur Gold Project, as referenced in Note 4 (b) and Note 13.

Note 21 – Income Taxes

Income tax expense for the years ended December 31, 2025 and 2024 was as follows:

	2025		2024	
Current income tax expense				
Expense for the year	$	163.0	$	127.0
Global minimum tax		33.8		19.8
Adjustments in respect of prior years		(1.0)		(1.3)
Current income tax expense	$	195.8	$	145.5
Deferred income tax expense				
Origination and reversal of temporary differences	$	106.2	$	18.5
Impact of changes in tax rates		0.1		0.1
Change in unrecognized deductible temporary differences		(0.8)		(1.1)
Impact of Barbados corporate tax reform		–		49.1
Adjustments in respect of prior years		2.4		–
Other		0.2		(0.3)
Deferred income tax expense		108.1		66.3
Income tax expense	$	303.9	$	211.8

A reconciliation of the product of net income before taxes multiplied by the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended December 31, 2025 and 2024, is as follows:

	2025		2024	
Net income before income taxes	$	1,416.0	$	763.9
Statutory tax rate		26.5 %		26.5 %
Tax expense at statutory rate	$	375.2	$	202.4
Reconciling items				
Change in unrecognized deductible temporary differences	$	(0.8)	$	(1.1)
Impact of Barbados corporate tax reform		–		49.1
Income not taxable		(7.0)		(0.8)
Differences in foreign statutory tax rates		(102.2)		(58.1)
Global minimum tax		33.8		19.8
Differences due to changing future tax rates		0.1		0.1
Foreign withholding taxes		0.2		0.5
Adjustments in respect of prior years		1.4		(1.3)
Other		3.2		1.2
Income tax expense	$	303.9	$	211.8

Income tax expense recognized in other comprehensive income (loss) is as follows:

		2025			2024	
	Income before tax	Tax expense	Income after tax	Loss before tax	Tax expense	Loss after tax
Net gain on changes in the fair value of equity investments at FVTOCI	$ 802.3	$ (106.0)	$ 696.3	$ 46.6	$ (6.2)	$ 40.4
Currency translation adjustment	91.2	–	91.2	(131.3)	–	(131.3)
Other comprehensive income (loss)	$ 893.5	$ (106.0)	$ 787.5	$ (84.7)	$ (6.2)	$ (90.9)
Income tax expense in other comprehensive income (loss)		$ (106.0)			$ (6.2)	

The significant components of deferred income tax assets and liabilities as at December 31, 2025 and 2024 are as follows:

	2025	2024
Deferred income tax assets		
Deductible temporary differences relating to		
Royalty, stream and working interests	$ 21.8	$ 22.8
Non-capital loss carry-forwards	1.4	6.4
Other	–	1.6
	$ 23.2	$ 30.8
Deferred income tax liabilities		
Taxable temporary differences relating to		
Royalty, stream and working interests	$ 385.5	$ 233.9
Share issue and debt issue costs	0.2	0.2
Non-capital loss carry-forwards	(52.1)	(2.6)
Investments	117.0	14.7
Other	(9.9)	(8.2)
	$ 440.7	$ 238.0
Deferred income tax liabilities, net	$ 417.5	$ 207.2

The movement in net deferred tax liabilities during the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Balance, beginning of year	$ 207.2	$ 143.1
Recognized in net income	108.1	66.3
Recognized in other comprehensive income (loss)	106.0	6.2
Foreign exchange	(3.8)	(8.4)
Balance, end of year	$ 417.5	$ 207.2

The Company has recognized deferred tax assets in respect of the following non-capital losses as at December 31, 2025 that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Non-Capital Losses	$ 197.2	2032-2045
Chile	Non-Capital Losses	5.3	No expiry
		$ 202.5	

Unrecognized Deferred Tax Assets and Liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2025 is $960.3 million (2024 – $846.7 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2025 is $650.8 million (2024 – $675.0 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Deductible temporary differences, losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2025	2024
Royalty, stream and working interests - Chile, Barbados	$ 650.8	$ 675.0
	$ 650.8	$ 675.0

Global Minimum Tax

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act ("GMTA") which implements key measures of the Organisation for the Economic Co-operation and Development's ("OECD") Pillar Two Global Minimum Tax ("GMT") in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The legislation is effective from January 1, 2024 and as a result, the Company is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction which its subsidiary operates in is below the 15% minimum rate.

All entities in the Franco-Nevada group have an effective tax rate of at least 15% for the year ended December 31, 2025, including its subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described below. Therefore, no current tax expense was recognized in respect of the GMTA for the year ended December 31, 2025.

The Company has applied the mandatory exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in IAS 12 *Income Taxes*.

Barbados Corporate Tax Reform

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the OECD Pillar Two GMT initiative. The measures include an increase of the Barbados corporate tax rate to 9% effective January 1, 2024.

The measures also introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%. This resulted in the Company's subsidiary in Barbados recognizing an additional current tax expense of $33.8 million (2024 – $19.8 million) related to its earnings for the year ended December 31, 2025. This amount is payable on or before March 31, 2027 and accordingly is classified as a non-current liability.

Canada Revenue Agency Audit

The Company reached a settlement with the Canada Revenue Agency in respect of its tax dispute in connection with the 2013-2019 taxation years, as referenced in Note 28 (b).

Note 22 – Shareholders' Equity

(a) Share Capital

The Company's authorized capital stock includes an unlimited number of common shares (192,798,692 common shares issued and outstanding as at December 31, 2025) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the years ended December 31, 2025 and December 31, 2024 were as follows:

	Number of shares	Amount
Balance at January 1, 2024	192,175,042	$ 5,728.2
Exercise of stock options	71,864	3.6
Vesting of restricted share units	18,340	2.7
Dividend reinvestment plan	287,449	34.6
Balance at December 31, 2024	**192,552,695**	**$ 5,769.1**
Balance at January 1, 2025	192,552,695	$ 5,769.1
Exercise of stock options	110,917	9.9
Vesting of restricted share units	33,274	5.7
Dividend reinvestment plan	101,806	18.7
Balance at December 31, 2025	**192,798,692**	**$ 5,803.4**

(b) Dividends

In 2025 the Company declared dividends of $1.52 per common share (2024 – $1.44). Dividends paid in cash and through the Company's Dividend Reinvestment Plan ("DRIP") were as follows:

	2025	2024
Cash dividends	$ 275.1	$ 242.4
DRIP dividends	18.7	34.6
	$ 293.8	$ 277.0

(c) Stock-Based Payments

On March 7, 2018, the Company's Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the "Plan"), with subsequent modifications on November 8, 2023. Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination and are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

Options to purchase common shares of the Company granted during the years ended December 31, 2025 and 2024 were as follows:

	Number		Weighted average exercise price
Stock options outstanding, at January 1, 2024	669,201	C$	111.76
Granted	45,396	C$	167.57
Exercised	(71,864)	C$	52.67
Forfeited	(10,353)	C$	180.58
Stock options outstanding, at December 31, 2024	**632,380**	**C$**	**121.36**
Stock options outstanding, at January 1, 2025	632,380	C$	121.36
Granted	16,345	C$	225.87
Exercised	(110,917)	C$	97.44
Forfeited	(2,000)	C$	168.43
Stock options outstanding, at December 31, 2025	**535,808**	**C$**	**129.32**
Exercisable stock options, at December 31, 2024	524,919	C$	110.82
Exercisable stock options, at December 31, 2025	**446,565**	**C$**	**118.70**

Options granted in 2025 and 2024 have a ten-year term and vest over five years in equal portions on the anniversary of the grant date. The fair value of stock options granted in 2025 was $0.6 million (2024 – $1.7 million), based on a weighted average fair value of C$51.10 per stock option (2024 – C$38.06 per stock option) based on the following assumptions:

	2025	2024
Risk-free interest rate	2.71 %	3.08 %
Expected dividend yield	0.94 %	1.20 %
Expected price volatility of the Company's common shares	26.1 %	26.4 %
Expected life of the option	4 years	4 years
Forfeiture rate	0 %	0 %

In the year ended December 31, 2025, an expense of $1.0 million (2024 – $1.1 million) related to stock options has been included in the consolidated statement of income and comprehensive income (loss), and $0.1 million (2024 – $0.2 million) was capitalized to royalty, stream and working interests. As at December 31, 2025, there was $1.3 million (2024 – $2.6 million) of total unrecognized non-cash stock-based compensation relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 2.4 years (2024 – 2.5 years).

Options to purchase common shares outstanding at December 31, 2025, exercise prices and weighted average lives to maturity as follows:

Exercise price	Options outstanding	Options exercisable	Weighted average life (years)
C$75.45 to C$82.11	104,775	104,775	0.86
C$82.12 to C$97.34	91,772	91,772	2.71
C$97.35 to C$141.97	119,022	119,022	3.07
C$141.98 to C$171.04	102,201	51,347	6.40
C$171.05 to C$231.18	118,038	79,649	5.39
	535,808	**446,565**	**3.28**

(d) Restricted Share Units

Changes in the number of RSUs outstanding during the years ended December 31, 2025 and 2024 were as follows:

	Performance-based RSUs	Time-based RSUs	Total RSUs
Balance at January 1, 2024	71,051	31,053	102,104
Granted	29,694	20,744	50,438
Settled	(2,639)	(15,701)	(18,340)
Forfeited	(22,086)	(757)	(22,843)
Balance at December 31, 2024	**76,020**	**35,339**	**111,359**
Balance at January 1, 2025	76,020	35,339	111,359
Granted	21,731	15,082	36,813
Settled	(16,368)	(16,906)	(33,274)
Forfeited	(7,641)	–	(7,641)
Balance at December 31, 2025	**73,742**	**33,515**	**107,257**

The fair value of the RSUs granted in 2025 was $5.9 million (2024 – $ 5.8 million). Included in the Company's stock-based compensation expense is an amount of $5.3 million (2024 – $4.8 million) relating to RSUs. In addition, $0.1 million related to the RSUs was capitalized to royalty, stream and working interests (2024 – $0.3 million). As at December 31, 2025, there is $6.0 million (2024 – $5.3 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 1.3 years (2024 – 1.7 years).

(e) Deferred Share Unit Plan

Changes in the number of DSUs outstanding during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Balance at beginning of year	**94,836**	119,429
Granted	**1,540**	13,975
Settled	**–**	(38,568)
Balance at end of year	**96,376**	94,836

The value of the DSU liability as at December 31, 2025 was $20.0 million (2024 – $11.1 million) and is included in accounts payable and accrued liabilities on the statement of financial position.

(f) Outstanding Stock Options and Restricted Share Units

The following table sets out the number of common shares outstanding or issuable pursuant to other outstanding securities at December 31, 2025 and 2024:

	At December 31,	
	2025	2024
Common shares outstanding	**192,798,692**	192,552,695
Stock options[1]	**535,808**	632,380
Restricted Share Units[2]	**107,257**	111,359
	193,441,757	193,296,434

1   There were 535,808 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$75.45 to C$231.18 per share. The above table assumes all stock options are exercisable.

2   There were 33,515 time-based RSUs and 73,742 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 200% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

Note 23 – Earnings per Share ("EPS")

	For the year ended December 31,					
	2025			2024		
	Net Income	**Shares (in millions)**	**Per Share Amount**	Net Income	Shares (in millions)	Per Share Amount
Basic earnings per share	**$ 1,112.1**	**192.7**	**$ 5.77**	$ 552.1	192.4	$ 2.87
Effect of dilutive securities	**—**	**0.3**	**(0.01)**	—	0.2	–
Diluted earnings per share	**$ 1,112.1**	**193.0**	**$ 5.76**	$ 552.1	192.6	$ 2.87

For the year ended December 31, 2025, 10,762 stock options (2024 – 1,723 stock options) were excluded in the computation of diluted EPS due to being anti-dilutive.

Note 24 – Segment Reporting

The Company's President & Chief Executive Officer, who is the Company's chief operating decision-maker ("CODM"), assesses the Company's performance and makes decisions regarding resource allocation based on primarily the operating segments' revenue, in addition to gross profit. The CODM organizes and manages the business under three reportable segments, consisting of precious metals, other mining and energy.

The Company's reportable segments for the purposes of assessing performance are presented as follows:

	2025			
	Precious Metals	**Other Mining**	**Energy**	**Total**
Revenue				
Revenue from royalty, streams and working interests	$ 1,548.7	$ 56.1	$ 203.8	**$ 1,808.6**
Interest revenue	14.2	–	–	**14.2**
Total Revenue	$ 1,562.9	$ 56.1	$ 203.8	**$ 1,822.8**
Expenses				
Costs of sales	$ 156.3	$ 0.1	$ 12.4	**$ 168.8**
Depletion and depreciation	225.6	14.9	65.6	**306.1**
Segment gross profit	**$ 1,181.0**	**$ 41.1**	**$ 125.8**	**$ 1,347.9**

	2024			
	Precious Metals	Other Mining	Energy	Total
Revenue				
Revenue from royalty, streams and working interests	$ 853.0	$ 58.7	$ 193.0	$ 1,104.7
Interest revenue	8.3	–	–	8.3
Other interest income	0.6	–	–	0.6
Total Revenue	$ 861.9	$ 58.7	$ 193.0	$ 1,113.6
Expenses				
Costs of sales	$ 116.7	$ 0.1	$ 12.2	$ 129.0
Depletion and depreciation	150.5	11.6	62.6	224.7
Segment gross profit	$ 594.7	$ 47.0	$ 118.2	$ 759.9

A reconciliation of segment gross profit to consolidated net income before taxes is presented below:

		2025		2024
Segment gross profit	$	**1,347.9**	$	759.9
Other operating expenses (income)				
General and administrative expenses	$	**35.3**	$	32.9
Share-based compensation expense		**16.9**		8.0
Impairment reversal[1]		**(4.8)**		–
Gain on disposal of royalty interests[1]		**–**		(0.3)
Gain on sale of gold and silver bullion[1]		**(54.3)**		(7.9)
Depreciation		**0.6**		0.6
Foreign exchange (gain) loss and other (income) expenses		**(36.7)**		20.7
Income before finance items and income taxes	$	**1,390.9**	$	705.9
Finance items				
Finance income	$	**28.2**	$	60.6
Finance expenses		**(3.1)**		(2.6)
Net income before income taxes	$	**1,416.0**	$	763.9

1. Amounts were attributed to the precious metals reportable segment for the year ended December 31, 2025 and 2024.

Revenues earned during the years ended December 31, 2025 and 2024 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest and location of the borrower giving rise to interest revenue and other interest income:

		2025		2024
Latin America				
Peru	$	**384.4**	$	223.7
Chile		**251.6**		168.9
Brazil		**147.5**		52.2
Panama		**38.3**		0.1
Other		**145.3**		92.3
Canada		**354.0**		192.8
United States		**266.1**		205.0
Rest of World		**235.6**		178.6
	$	**1,822.8**	$	1,113.6

For the year ended December 31, 2025, one interest generated 13% of the Company's revenue, totaling $232.5 million. Comparatively, for the year ended December 31, 2024 two interests generated revenue of 15% and 12%, respectively, totaling $294.1 million.

Royalty, stream and working interests as at December 31, 2025 and 2024 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

		2025		2024
Latin America				
Peru	$	**715.1**	$	789.5
Brazil		**661.8**		673.3
Chile		**476.5**		509.6
Other		**179.5**		151.5
Canada		**1,930.4**		600.4
United States		**1,435.8**		1,197.4
South Africa		**484.8**		12.9
Australia		**33.3**		29.5
Rest of World		**125.9**		134.7
	$	**6,043.1**	$	4,098.8

The Company also holds investments, loans receivable and well equipment in the following geographic area:

		2025		2024
Investments				
Canada	$	**1,140.0**	$	320.4
United States		**1.3**		5.1
	$	**1,141.3**	$	325.5
Loans receivable				
Canada	$	**–**	$	110.0
	$	**–**	$	110.0
Well equipment[1]				
Canada	$	**6.4**	$	5.6
	$	**6.4**	$	5.6

1 Well equipment is included in other assets, as referenced in Note 11.

Note 25 – Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

- Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2025.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

As at December 31, 2025		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Aggregate fair value
Equity investments	$	1,093.3	$	–	$	12.0	$	1,105.3
Warrants		–		36.0		–		36.0
Receivables from provisional concentrate sales		–		6.6		–		6.6
	$	1,093.3	$	42.6	$	12.0	$	1,147.9

As at December 31, 2024		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Aggregate fair value
Equity investments	$	316.8	$	–	$	8.0	$	324.8
Warrants		–		0.7		–		0.7
Receivables from provisional concentrate sales		–		2.6		–		2.6
	$	316.8	$	3.3	$	8.0	$	328.1

The valuation techniques that are used to measure fair value are as follows:

(a) Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds two equity investments that do not have a quoted market price in an active market. The Company has assessed the fair value of the instruments based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(b) Receivables from Provisional Concentrate Sales

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

As at December 31, 2025, the carrying values of the Company's financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to their short-term nature or negligible ECL.

The Company has not offset financial assets with financial liabilities.

Note 26 – Financial Risk Management

The Company's financial instruments are comprised of financial assets and liabilities. The Company's principal financial liabilities comprise accounts payable and accrued liabilities and debt. The Company's principal financial assets are cash and cash equivalents, receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company's executive management oversees the management of financial risks. The Company's executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and risk appetite.

The Company's overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a) Market Risks

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company's financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company's royalties, streams and working interests and gold and silver bullion and stream inventory are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, iron ore, oil and gas are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities. The table below summarizes the impact to revenue of a 10% change in gold prices.

	Effect on Revenue	
	2025	2024
10% increase	$ 127.6	$ 70.7
10% decrease	(127.6)	(70.7)

Foreign Exchange Risk

The functional currencies of the Company's entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars. The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs. The Company also has exposure to the Brazilian real through its holding of the Vale royalty which is paid in Brazilian reais. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2025, the U.S. dollar weakened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment gain of $91.2 million (2024 – loss of $131.3 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company's interest rate exposure arises mainly from the interest receipts on cash and cash equivalents and loans receivable. The Company may also be exposed to interest rate risk when it has borrowed amounts under its Corporate Revolver.

The following table shows the approximate interest rate sensitivities of the Company's financial assets and liabilities as at December 31, 2025 and 2024:

	Effect on net income		Effect on equity	
	2025	2024	2025	2024
0.5% increase	$ 2.6	$ 6.2	$ 2.6	$ 6.2
0.5% decrease	(2.2)	(5.5)	(2.2)	(5.5)

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices. The Company's equity price risk exposure arises from the Company's investments, as referenced in Note 6.

The table below shows the approximate equity price sensitivity to net income and other comprehensive income as at December 31, 2025 and 2024:

	Effect on net income		Effect on other comprehensive income (loss)	
	2025	2024	2025	2024
10% increase	$ 4.5	$ 0.2	$ 95.9	$ 28.2
10% decrease	(4.4)	(0.2)	(95.9)	(28.2)

(b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company's cash and cash equivalents and receivables. The Company closely monitors its financial assets and has determined that it does not have any significant concentration of credit risk. The Company maintains its cash and cash equivalents in several high-quality financial institutions.

As at December 31, 2025, the Company's maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the consolidated statement of financial position. The Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2025, the Company held $670.9 million in either cash, cash equivalents or highly-liquid investments (2024– $1,451.3 million). All of the Company's financial liabilities are due within one year. The Company's near-term cash requirements include the purchase commitments described in Note 27 (a), capital commitments described in Note 27 (b), corporate administration costs, other costs of sales, income taxes and dividends.

(d) Capital Risk Management

The Company's primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company's resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents and long-term investments which is managed by the Company's management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company's approach to capital management during the year ended December 31, 2025 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facilities as at December 31, 2025.

As at December 31, 2025, the Company has cash and cash equivalents totaling $670.9 million (2024 – $1,451.3 million) and investments totaling $1,141.3 million (2024 – $325.5 million), of which $1,093.3 million (2024 – $316.8 million) are held in publicly traded securities. Of the $1,093.3 million held in publicly-traded securities, $138.0 million relates to our holdings of LIORC (2024 - $127.3 million). The Company also has approximately $1.0 billion (2024 – $1.0 billion) available under its Corporate Revolver. All of these sources of capital are available to the Company to meet its near-term cash requirements and capital commitments.

Note 27 – Commitments

(a) Purchase Commitments

The following table summarizes the Company's commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2025. The table does not reflect the partial buyback of the Cascabel stream, as referenced in Note (c), and the acquisition of the Casa Berardi gold stream, as referenced in Note 4 (e), which are expected to occur subsequent to December 31, 2025.

	Attributable payable production to be purchased			Per ounce cash payment [1],[2]				
Interest	**Gold**	**Silver**	**PGM**	**Gold**	**Silver**	**PGM**	Term of agreement [3]	Date of contract
Antamina	– %	22.5 % [4]	– %	n/a	5 % [5]	n/a	40 years	7-Oct-15
Antapaccay	– % [6]	– % [7]	– %	20 % [8]	20 % [9]	n/a	40 years	10-Feb-16
Candelaria	68 % [10]	68 % [10]	– %	$400	$4.00	n/a	40 years	6-Oct-14
Cascabel	14 % [11]	– %	– %	20 % [12]	n/a	n/a	40 years	15-Jul-24
Cooke 4	7 %	– %	– %	$400	n/a	n/a	40 years	5-Nov-09
Cobre Panamá Fixed Payment Stream	– % [13]	– % [14]	– %	$418 [15]	$6.27 [16]	n/a	40 years	19-Jan-18
Cobre Panamá Floating Payment Stream	– % [17]	– % [18]	– %	20 % [19]	20 % [20]	n/a	40 years	19-Jan-18
Condestable	– % [21]	– % [22]	– %	20 % [23]	20 % [24]	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50 %	– %	– %	$800	n/a	n/a	40 years	2-Oct-14
Karma	4.875 %	– %	– %	20 % [25]	n/a	n/a	40 years	11-Aug-14
New Prosperity	22 % [26]	– %	– %	$400 [27]	n/a	n/a	40 years	12-May-10
Sabodala	– % [28]	– %	– %	20 % [29]	n/a	n/a	40 years	25-Sep-20
Sudbury [30]	50 %	– %	50 %	$400	n/a	$ 400	40 years	15-Jul-08
Tocantinzinho	12.5 % [31]	– %	– %	20 % [32]	n/a	n/a	40 years	18-Jul-22
Western Limb	– % [33]	– %	1 % [34]	5 % [35]	n/a	5 %	40 years	28-Feb-25

1 Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb.

2 Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3 Subject to successive extensions.

4 Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.

5 Purchase price is 5% of the average silver price at the time of delivery. At December 31, 2025, a cumulative total of 32.1 million silver ounces have been delivered.

6 Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.

7 Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.

8 Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.

9 Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.

10 Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement. At December 31, 2025, a cumulative total of 650,089 gold ounces and 11.0 million silver ounces have been delivered.

11 Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.

12 Purchase price is 20% of the spot price of gold at the time of delivery.

13 Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.

14 Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.

15 After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.

16 After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.

17 Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.

18 Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.

19 After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.

20 After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.

21 Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate. At December 31, 2025, a cumulative total of 43,800 gold ounces have been delivered.

22 Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.5 million ounces have been delivered.

23 Purchase price is 20% of the spot price of gold at the time of delivery.

24 Purchase price is 20% of the spot price of silver at the time of delivery.

25 Purchase price is 20% of the average gold price at the time of delivery.

26 Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.

27 Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.

28 Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).

29 Purchase price is 20% of prevailing market price at the time of delivery.

30 The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

31 Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement. At December 31, 2025, a cumulative total of 85,440 gold ounces have been delivered.

32 Purchase price is 20% of the spot price of gold at the time of delivery.

33 Gold deliveries are referenced to platinum, palladium, rhodium and gold ("4E") ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.

34 Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum. At December 31, 2025, a cumulative total of 9,174 platinum ounces have been delivered.

35 After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.

(b) Capital Commitments

As at December 31, 2025, the Company has the following investment commitments with respect to the Company's royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$478.3 million (reduced to $239.2 million following the operator's buy-back of 50% of the Cascabel stream exercised subsequent to 2025 year-end)	Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing
Royalty Acquisition Venture with Continental	$36.5 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million	50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons
Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy-back option on the royalty) in excess of $15 million
Elemental Altus Royalties Corp.	$4.9 million	Sourcing by Elemental Altus (previously EMX) of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million	Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources
Gold Quarry	$1.0 million	An increase in the minimum annual royalty amount during any calendar year preceding January 1, 2030
Yilgarn Star royalty	A$1.5 million	Commencement of commercial mining within 18 months of the December 24, 2025 agreement date

In addition to the table above, the Company has commitments related to environmental and social initiatives in connection with its acquisition of royalty and stream interests.

Note 28 – Contingencies

(a) Cobre Panamá

On June 18, 2025, the Company agreed to suspend its arbitration against the GOP the Company had filed under the Canada-Panama Free Trade Agreement with the International Centre for Settlement of Investment Disputes on June 27, 2024.

(b) Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

From December of 2018 to November of 2024, the Company received Notices of Reassessment from the CRA for taxation years 2013 to 2019 (the "Reassessments") in relation to its Mexican and Barbadian subsidiaries. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the "Act") and asserted that a majority of the income earned by the Mexican and Barbadian subsidiaries should have been included in the income of the Company and subject to tax in Canada. The Reassessments resulted in $204.7million (C$280.3 million) of additional Federal and provincial income taxes, transfer pricing penalties, and interest and other penalties.

The Company filed formal Notices of Objection with the CRA against the Reassessments and commenced an appeal in the Tax Court of Canada with respect to the Reassessments for the 2013-2015 taxation years. The Company also posted security for 50% of the reassessed amounts in the form of cash totaling $44.7 million (C$61.4 million) and standby letters of credit totaling $48.1 million (C$66.0 million), as referenced in Note 9 and Note 13 respectively.

On September 11, 2025, the Company reached a settlement with the CRA (the "CRA Settlement") which provides for a final resolution of the Company's tax dispute in connection with the Reassessments.

CRA Settlement Highlights:

- The CRA Settlement will not require the payment of any tax in Canada on the foreign earnings of the Company's Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years.

- The service fee charged by the Company for certain services provided to the Barbadian and Mexican subsidiaries will be adjusted to increase the mark-up applied to the Company's cost of providing those services from the current range of 7-20% to 30%.

- The additional service fee will result in the Company being subjected to Canadian tax on additional income of C$1.4 million in Canada for the 2013 to 2019 taxation years. After the application of non-capital losses, the Company does not anticipate any additional cash taxes will arise in respect of these years as a result of the CRA Settlement.

- Transfer pricing penalties reflected in the Reassessments will be reversed. The interest charges reflected in the Reassessments will be reduced and adjusted consequentially to the adjustments described above.

- The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, including the 2020 and 2021 taxation years which are currently under audit, provided there are no material changes to the facts or law. On November 4, 2025, the Canadian Federal Government announced proposed changes to the transfer pricing legislation which, if enacted, would apply from 2026 onwards. The Company is in the process of evaluating the potential impact of these proposals.

In Q4 2025, the CRA issued revised Notices of Reassessment to the Company to reflect the adjustments under the CRA Settlement. The Company expects that the amounts that were posted as security for the Reassessments in the form of standby letters of credit totaling $48.1 million (C$66.0 million) will be released, and cash totaling $44.7 million (C$61.4 million) will be fully refunded plus interest of approximately $5.5 million (C$7.5 million), which has been accounted for in the year. Subsequent to year-end, the Company received refunds of its cash security deposits totaling $30.0 million (C$41.2 million) and all standby letters of credit were released. The Company expects the remaining cash deposit balance to be returned in the short-term.

Note 29 – Subsequent Events

(a) Acquisition of Royalty Portfolio from Victoria Gold

Subsequent to year-end, on February 24, 2026, the Company agreed to acquire a portfolio of six royalties held by Victoria Gold, as referenced in Note 4 (a).

(b) Financing Package with Minerals 260 on the Bullabulling Gold Project

Subsequent to year-end, on February 22, 2026, the Company agreed to acquire a gross royalty on Minerals 260's Bullabulling gold project and subscribe to Minerals 260's ordinary shares, as referenced in Note 4 (b).

(c) Partial buyback of Cascabel Stream and NSR

Subsequent to year-end, in February 2026, the Company received notices from SolGold and JCC indicating their intention to exercise buyback options with respect to the Cascabel Stream and Cascabel NSR, as referenced in Note 4 (c).

(d) Acquisition of Royalty with i-80 Gold

Subsequent to year-end, on February 12, 2026, the Company agreed to acquire a NSR from i-80 Gold, as referenced by Note 4 (d).

(e) Acquisition of Stream on the Casa Berardi Gold Mine with Orezone

Subsequent to year-end, on January 26, 2026, the Company agreed to acquire a gold stream on Orezone's Casa Berardi Gold Mine, as referenced on Note 4 (e).

(f) Settlement of Canada Transfer Pricing Tax Dispute

Subsequent to year-end, the Company received refunds of its cash deposits totaling $30.0 million (C$41.2 million) and all standby letters of credit issued against the Company's Corporate Revolver were returned and cancelled, as referenced in Note 28 (b).

(g) Extension of Corporate Revolver

Subsequent to year-end, on March 10, 2026, the Company extended the maturity date of the Corporate Revolver to March 10, 2031, increased the amount available under the accordion to $500.0 million, and reduced the applicable margin based on the SOFR to between 1.00% and 2.05%, depending on the Company's leverage ratio, as referenced in Note 13.

CORPORATE INFORMATION

Executive Management

Paul Brink
President & CEO

Sandip Rana
Chief Financial Officer

Lloyd Hong
Chief Legal Officer &
Corporate Secretary

Eaun Gray
Chief Investment Officer

Directors

David Harquail
Chair of the Board

Paul Brink
President & CEO

Tom Albanese

Hugo Dryland

Derek Evans

Dr. Catharine Farrow

Maureen Jensen

Jennifer Maki

Daniel Malchuk

Jacques Perron

Chair Emeritus
Pierre Lassonde

Head Office

199 Bay Street, Suite 2000
P.O. Box 285
Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Canada
Tel: (416) 306-6300

Barbados Office

Ground Floor, Balmoral Hall,
Balmoral Gap,
Hastings, Christ Church
Barbados, BB14034
Tel: (246) 434-8200

U.S. Office

1745 Shea Center Drive, Suite 400
Highlands Ranch, Colorado 80129
United States
Tel: (720) 344-4986

Australia Office

44 Kings Park Road, Suite 41
West Perth, Western Australia 6005
Australia
Tel: 61-8-6263-4425

Listings of Common Shares

Toronto Stock Exchange: FNV
New York Stock Exchange: FNV

Share Capital

As at March 10, 2026

Common shares
    Outstanding   192,798,692

Reserved for:
    Options and other 643,065

Fully diluted: 193,441,757

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Transfer Agent

Computershare
Investor Services Inc.

320 Bay Street, 14th Floor
Toronto, Canada M5H 4A6
Toll Free: (800) 564-6253
Tel: (514) 982-7555
service@computershare.com

Investor Information

info@franco-nevada.com
www.franco-nevada.com
Tel: (416) 306-6323
Toll Free: (877) 401-3833



Franco ★ Nevada

The GOLD Investment that WORKS

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WORLD GOLD COUNCIL MEMBER

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FRANCO-NEVADA.COM

TSX/NYSE: FNV